EXECUTION COPY

CREDIT AGREEMENT

Dated as of March 4, 2011

by and among

     TEMBEC INDUSTRIES INC.,
TEMBEC ENTERPRISES INC.
A.R.C. RESINS CORPORATION
and TEMBEC,
as the Borrowers,

THE OTHER PERSONS PARTY HERETO THAT ARE
DESIGNATED AS CREDIT PARTIES,

     GE CANADA FINANCE HOLDING COMPANY,
for itself, as a Lender and Swingline Lender and as Agent for all Lenders,

CANADIAN IMPERIAL BANK OF COMMERCE,
as L/C Issuer,

and

THE OTHER FINANCIAL INSTITUTIONS PARTY HERETO,
as Lenders

****************************************

CIBC ASSET-BASED LENDING INC.,
as Syndication Agent

and

GE CAPITAL MARKETS CANADA, LTD. and
GE CAPITAL MARKETS, INC.,
as Lead Arrangers and Bookrunners

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

-v-

SCHEDULES

Schedule 1.1(b)	Revolving Loan Commitments
Schedule 1.1((b)(i)	Rolled-over Letters of Credit
Schedule 3.5	Litigation
Schedule 3.7	Pension Plan and Benefit Plan Compliance, ERISA
Schedule 3.12	Environmental
Schedule 3.15	Labour Relations
Schedule 3.18	Insurance
Schedule 3.24	Bonding; Licenses
Schedule 5.1	Liens
Schedule 5.5	Indebtedness
Schedule 11.1	Prior Indebtedness

EXHIBITS

Exhibit 1.1(b)	Form of L/C Request
Exhibit 1.1(c)	Form of Swing Loan Request
Exhibit 1.6(a)	Form of Notice of Conversion/Continuation – BA Rate
Exhibit 1.6(b)	Form of Notice of Conversion/Continuation - LIBOR
Exhibit 2.1	Closing Checklist
Exhibit 4.2(b)	Form of Compliance Certificate
Exhibit 11.1(a)	Form of Assignment
Exhibit 11.1(b)	Form of Borrowing Base Certificate
Exhibit 11.1(c)	Form of Notice of Borrowing
Exhibit 11.1(d)	Form of Revolving Note
Exhibit 11.1(e)	Form of Swingline Note

CREDIT AGREEMENT

     This CREDIT AGREEMENT (including all exhibits and schedules hereto, as the same may be amended, modified and/or restated from time to time, this “Agreement”) is entered into as of March 4, 2011, by and among Tembec Industries Inc., Tembec Enterprises Inc., A.R.C. Resins Corporation and Tembec (a general partnership formed under the laws of Ontario) (collectively, as the “Borrowers” and individually as a “Borrower”), Tembec Industries Inc., as “Borrower Representative”, the other Persons party hereto that are designated as a “Credit Party”, GE Canada Finance Holding Company, a Nova Scotia unlimited liability company (in its individual capacity, “GE Capital”), as Agent for the several financial institutions from time to time party to this Agreement (collectively, the “Lenders” and individually each a “Lender”) and for itself as a Lender (including as Swingline Lender), Canadian Imperial Bank of Commerce, as L/C Issuer, and the Lenders.

W I T N E S S E T H:

     WHEREAS, the Borrowers have requested, and the Lenders have agreed to make available to the Borrowers, a revolving credit facility (including a letter of credit subfacility) upon and subject to the terms and conditions set forth in this Agreement to (a) refinance Prior Indebtedness, (b) provide for working capital and other general corporate purposes of the Borrowers and (c) fund certain fees and expenses associated with the funding of the Loans;

     WHEREAS, the Borrowers desire to secure all of their Obligations under the Loan Documents by granting to Agent, for the benefit of the Secured Parties, a security interest in and hypothec and lien upon substantially all of their inventory, accounts receivable and other related collateral;

     WHEREAS, Tembec Investments Inc., a corporation organized under the laws of Canada that directly owns all of the Stock and Stock Equivalents of Tembec Industries Inc., is willing to guarantee all of the Obligations;

     WHEREAS, Tembec Inc. (the “Parent”), a corporation organized under the laws of Canada that directly owns all of the Stock and Stock Equivalents of Tembec Investments Inc., is also willing to guarantee all of the Obligations;

     WHEREAS, subject to the terms hereof, each of Spruce Falls Acquisition Corp. and 3io Corp. is also willing to guarantee all of the Obligations of the Borrowers;

     NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, the parties hereto agree as follows:

ARTICLE I
THE CREDITS

     1.1 Amounts and Terms of Commitments.

               (a) The Revolving Credit.

                         (i) Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the Credit Parties contained herein, each Revolving Lender severally and not jointly agrees to make Loans to the Borrowers (each such Loan, a “Revolving Loan”) from time to time on any Business Day during the period from the Closing Date through the Final Availability Date, in an aggregate amount not to exceed at any time outstanding the amount set forth opposite such Lender’s name in Schedule 1.1(b) under the heading “Revolving Loan Commitments” (such amount as the same may be reduced or increased from time to time in accordance with this Agreement, being referred to herein as such Lender’s “Revolving Loan Commitment”); provided, however, that, after giving effect to any Borrowing of Revolving Loans, the aggregate principal amount of all outstanding Revolving Loans shall not exceed the Maximum Revolving Loan Balance. Subject to the other terms and conditions hereof, amounts borrowed under this subsection 1.1(b) may be repaid and reborrowed from time to time. The “Maximum Revolving Loan Balance” from time to time will be the lesser of:

                                   (A) the Combined Borrowing Base (as calculated pursuant to the Borrowing Base Certificate) in effect from time to time less the sum of the Availability Block and Reserves, or

                                   (B) the Aggregate Revolving Loan Commitment then in effect;

less, in either case, the sum of (x) the aggregate amount of Letter of Credit Obligations plus (y) the outstanding Swing Loans.

If at any time the then outstanding principal balance of Revolving Loans exceeds the Maximum Revolving Loan Balance, then the Borrowers shall immediately prepay outstanding Revolving Loans and then cash collateralize outstanding Letters of Credit in an amount sufficient to eliminate such excess in accordance herewith and in a manner satisfactory to the L/C Issuers. Notwithstanding anything to the contrary contained in this Agreement, each Borrower other than Tembec shall only borrow by way of Letters of Credit.

                         (ii) If the Borrower Representative requests that Revolving Lenders make, or permit to remain outstanding Revolving Loans in excess of the Combined Borrowing Base (any such excess Revolving Loan is herein referred to as an “Overadvance”), Agent may, in its sole discretion, elect to make, or permit to remain outstanding such Overadvance; provided, however, that Agent may not cause Revolving Lenders to make, or permit to remain outstanding, (A) aggregate Revolving Loans in excess of the Aggregate Revolving Loan Commitment less the sum of outstanding Swing Loans plus the aggregate amount of Letter of Credit Obligations or (B) an Overadvance in an aggregate amount in excess of 10% of the Aggregate Revolving Loan Commitment. If an Overadvance is made, or permitted to remain outstanding, pursuant to the preceding sentence, then all Revolving Lenders shall be bound to make, or permit to remain outstanding, such Overadvance based upon their Commitment Percentage of the Aggregate Revolving Loan Commitment in accordance with the terms of this Agreement, regardless of whether the conditions to lending set forth in Section 2.2 have been met. Furthermore, Required Lenders may prospectively revoke Agent’s ability to make or permit Overadvances by written notice to Agent, a copy of which Agent shall promptly deliver to Borrower Representative. All Overadvances shall constitute Canadian Prime Rate Loans (if such Overadvances are denominated in Canadian Dollars) or U.S. Base Rate Loans (if such Overadvances are denominated in U.S. Dollars) and shall bear interest at the Canadian Prime Rate (if such Overadvances are Canadian Prime Rate Loans) or the U.S. Base Rate (if such Overadvances are U.S. Base Rate Loans) plus the Applicable Margin for Revolving Loans and the default rate under subsection 1.3(c).

          (b) Letters of Credit.

                         (i) Conditions. On the terms and subject to the conditions contained herein, Borrower Representative may request that one or more L/C Issuers Issue, in accordance with such L/C Issuers’ usual and customary business practices and for the account of the Borrowers, Letters of Credit (denominated in Canadian Dollars, U.S. Dollars or any alternative currency approved by the relevant L/C Issuer, the Agent and the Lenders) from time to time on any Business Day during the period from the Closing Date through the earlier of (x) the Final Availability Date and (y) seven (7) days prior to the date specified in clause (a) of the definition of Revolving Termination Date; provided, however, that no L/C Issuer shall be required to Issue any Letter of Credit upon the occurrence of any of the following or, if after giving effect to such Issuance:

                                   (A) (i) Availability would be less than zero, or (ii) the Letter of Credit Obligations for all Letters of Credit would exceed $80,000,000 (the “L/C Sublimit”);

                                   (B) the expiration date of such Letter of Credit (i) is not a Business Day, (ii) is more than one year after the date of issuance thereof or (iii) is later than seven (7) days prior to the date specified in clause (a) of the definition of Revolving Termination Date; provided, however, that any Letter of Credit may provide for its renewal for additional periods not exceeding one year as long as (x) each of such Borrower and such L/C Issuer have the option to prevent such renewal before the expiration of such term or any such period and (y) neither such L/C Issuer nor any Borrower shall permit any such renewal to extend such expiration date beyond the date set forth in clause (iii) above; or

                                   (C) (i) any fee due in connection with, and on or prior to, such Issuance has not been paid, (ii) such Letter of Credit is requested to be issued in a form that is not acceptable to such L/C Issuer or (iii) such L/C Issuer shall not have received, each in form and substance reasonably acceptable to it and duly executed by the Borrowers or the Borrower Representative on their behalf, the documents that such L/C Issuer generally uses in the Ordinary Course of Business for the Issuance of letters of credit of the type of such Letter of Credit (collectively, the “L/C Reimbursement Agreement”).

Furthermore, GE Capital may only be required to issue Letters of Credit to the extent permitted by Requirements of Law, and as an L/C Issuer, may elect only to issue Letters of Credit in its own name and such Letters of Credit may not be accepted by certain beneficiaries such as insurance companies. For each Issuance (other than an Issuance relating to a reduction or elimination of any scheduled decrease in the face amount of any outstanding Letter of Credit), the applicable L/C Issuer may, but shall not be required to, determine that, or take notice whether, the conditions precedent set forth in Section 2.2 have been satisfied or waived in connection with the Issuance of any Letter of Credit; provided, however, that no Letter of Credit shall be Issued (other than an Issuance relating to a reduction or elimination of any scheduled decrease in the face amount of any outstanding Letter of Credit) during the period starting on the first Business Day after the receipt by such L/C Issuer of notice from Agent or the Required Lenders that any condition precedent contained in Section 2.2 is not satisfied and ending on the date all such conditions are satisfied or duly waived. Notwithstanding anything else to the contrary herein, if any Lender is a Non-Funding Lender or Impacted Lender, no L/C Issuer shall be obligated to Issue any Letter of Credit unless (w) the Non-Funding Lender or Impacted Lender has been replaced in accordance with Section 9.9 or 9.22, (x) the Letter of Credit Obligations of such Non-Funding Lender or Impacted Lender have been cash collateralized, or (y) the Revolving Loan Commitments of the other Lenders have been increased by an amount sufficient to satisfy Agent that all future Letter of Credit Obligations will be covered by all Revolving Lenders that are not Non-Funding Lenders or Impacted Lenders, or (z) the Letter of Credit Obligations of such Non-Funding Lender or Impacted Lender have been reallocated to other Revolving Lenders in a manner consistent with subsection 1.11(e)(ii). If a beneficiary does not accept a Letter of Credit issued by GE Capital, the Borrower may, at its own expense, arrange for another Canadian financial institution (an “Alternate Issuer”) to issue a letter of credit to the non-accepting beneficiary, and GE Capital shall issue a Letter of Credit to such Alternate Issuer in support of the obligation of the Borrower to reimburse such Alternate Issuer for any drawing on the letter of credit issued by the Alternate Issuer.

Notwithstanding anything herein to the contrary, the Lenders acknowledge and agree that effective as at the date that the conditions precedent to an Initial Borrowing, as set out in Section 2.1, are satisfied or waived, (A) the Rolled-over Letters of Credit shall be deemed to be Letters of Credit Issued in accordance herewith and (B) for greater certainty, subsections 1.1(b)(ii) and 1.1(b)(iii)(A)(i) shall not apply to the Rolled-over Letters of Credit.

                         (ii) Notice of Issuance. The Borrower Representative shall give the relevant L/C Issuer and Agent a notice of any requested Issuance of any Letter of Credit, which shall be effective only if received by such L/C Issuer and Agent not later than 2:00 p.m. (Toronto time) on the third Business Day prior to the date of such requested Issuance. Such notice shall be made in a writing or Electronic Transmission substantially in the form of Exhibit 1.1(b) duly completed or in a writing in any other form acceptable to such L/C Issuer (an “L/C Request”).

                         (iii) Reporting Obligations of L/C Issuers. Each L/C Issuer agrees to provide Agent, in form and substance satisfactory to Agent, each of the following on the following dates: (A) (i) on or prior to any Issuance of any Letter of Credit by such L/C Issuer, (ii) immediately after any drawing under any such Letter of Credit or (iii) immediately after any payment (or failure to pay when due) by the Borrowers of any related L/C Reimbursement Obligation, notice thereof, which shall contain a detailed description of such Issuance, drawing or payment, and Agent shall provide copies of such notices to each Revolving Lender reasonably promptly after receipt thereof; (B) upon the request of Agent (or any Revolving Lender through Agent), copies of any Letter of Credit Issued by such L/C Issuer and any related L/C Reimbursement Agreement and such other documents and information as may reasonably be requested by Agent; and (C) on the first Business Day of each calendar week, a schedule of the Letters of Credit Issued by such L/C Issuer, in form and substance reasonably satisfactory to Agent, setting forth the Letter of Credit Obligations for such Letters of Credit outstanding on the last Business Day of the previous calendar week.

                         (iv) Acquisition of Participations. Upon any Issuance of a Letter of Credit in accordance with the terms of this Agreement resulting in any increase in the Letter of Credit Obligations, each Revolving Lender shall be deemed to have acquired, without recourse or warranty, an undivided interest and participation in such Letter of Credit and the related Letter of Credit Obligations in an amount equal to its Commitment Percentage of such Letter of Credit Obligations.

                         (v) Reimbursement Obligations of the Borrowers. The Borrowers agree to pay to the L/C Issuer of any Letter of Credit or, at the option of Agent, to Agent for the benefit of such L/C Issuer, each L/C Reimbursement Obligation owing with respect to such Letter of Credit no later than the first Business Day after the relevant Borrower and the Borrower Representative receive notice from such L/C Issuer or from Agent that payment has been made under such Letter of Credit or that such L/C Reimbursement Obligation is otherwise due (the “L/C Reimbursement Date”) with interest thereon computed as set forth in clause (A) below. In the event that any L/C Reimbursement Obligation is not repaid by the Borrowers as provided in this clause (v) (or any such payment by the Borrowers is rescinded or set aside for any reason), such L/C Issuer shall promptly notify Agent of such failure (and, upon receipt of such notice, Agent shall notify each Revolving Lender) and, irrespective of whether such notice is given, such L/C Reimbursement Obligation shall be payable on demand by the Borrowers with interest thereon computed (A) from the date on which such L/C Reimbursement Obligation arose to the L/C Reimbursement Date, at the interest rate applicable during such period to Revolving Loans that are Canadian Prime Rate Loans (if such L/C Reimbursement Obligations are denominated in Canadian Dollars) or U.S. Base Rate Loans (if such L/C Reimbursement Obligations are denominated in U.S. Dollars) and (B) thereafter until payment in full, at the interest rate applicable during such period to past due Revolving Loans that are Canadian Prime Rate Loans (if such L/C Reimbursement Obligations are denominated in Canadian Dollars) or U.S. Base Rate Loans (if such L/C Reimbursement Obligations are denominated in U.S. Dollars).

                         (vi) Reimbursement Obligations of the Revolving Credit Lenders.

                                   (A) Upon receipt of the notice described in clause (v) above from Agent, each Revolving Lender shall pay to Agent for the account of such L/C Issuer its Commitment Percentage of such Letter of Credit Obligations (as such amount may be increased pursuant to subsection 1.11(e)(ii)).

                                   (B) By making any payments described in clause (A) above (other than during the continuation of an Event of Default under subsection 7.1(g) or 7.1(h)), such Lender shall be deemed to have made a Revolving Loan to the Borrowers, which, upon receipt thereof by the Agent for the benefit of such L/C Issuer, the Borrowers shall be deemed to have used in whole to repay such L/C Reimbursement Obligation. Any such payment that is not deemed a Revolving Loan shall be deemed a funding by such Lender of its participation in the applicable Letter of Credit and the Letter of Credit Obligation in respect of the related L/C Reimbursement Obligations. Such participation shall not otherwise be required to be funded. Following receipt by any L/C Issuer of any payment from any Lender pursuant to this clause (vi) with respect to any portion of any L/C Reimbursement Obligation, such L/C Issuer shall promptly pay to the Agent, for the benefit of such Lender, all amounts received by such L/C Issuer (or to the extent such amounts shall have been received by the Agent for the benefit of such L/C Issuer, the Agent shall promptly pay to such Lender all amounts received by the Agent for the benefit of such L/C Issuer) with respect to such portion of such L/C Reimbursement Obligations.

                          (vii) Obligations Absolute. The obligations of the Borrowers and the Revolving Lenders pursuant to clauses (iv), (v) and (vi) above shall be absolute, unconditional and irrevocable and performed strictly in accordance with the terms of this Agreement irrespective of (A) (i) the invalidity or unenforceability of any term or provision in any Letter of Credit, any document transferring or purporting to transfer a Letter of Credit, any Loan Document (including the sufficiency of any such instrument), or any modification to any provision of any of the foregoing, (ii) any document presented under a Letter of Credit being forged, fraudulent, invalid, insufficient or inaccurate in any respect or failing to comply with the terms of such Letter of Credit or (iii) any loss or delay, including in the transmission of any document, (B) the existence of any setoff, claim, abatement, recoupment, defence or other right that any Person (including any Credit Party) may have against the beneficiary of any Letter of Credit or any other Person, whether in connection with any Loan Document or any other Contractual Obligation or transaction, or the existence of any other withholding, abatement or reduction, (C) in the case of the obligations of any Revolving Lender, (i) the failure of any condition precedent set forth in Section 2.2 to be satisfied (each of which conditions precedent the Revolving Lenders hereby irrevocably waive) or (ii) any adverse change in the condition (financial or otherwise) of any Credit Party and (D) any other act or omission to act or delay of any kind of Agent, any Lender or any other Person or any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this clause (vii), constitute a legal or equitable discharge of any obligation of the Borrowers or any Revolving Lender hereunder. No provision hereof shall be deemed to waive or limit the Borrowers’ right to seek repayment of any payment of any L/C Reimbursement Obligations from the L/C Issuer under the terms of the applicable L/C Reimbursement Agreement or applicable law.

                 (c) Swing Loans.

                         (i) Availability. Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the Credit Parties contained herein, the Swingline Lender may, in its sole discretion, make Loans (each a “Swing Loan”) available to the Borrowers under the Revolving Loan Commitments from time to time on any Business Day during the period from the Closing Date through the Final Availability Date in an aggregate principal amount at any time outstanding not to exceed its Swingline Commitment; provided, however, that the Swingline Lender may not make any Swing Loan (x) to the extent that after giving effect to such Swing Loan, the aggregate principal amount of all Revolving Loans would exceed the Maximum Revolving Loan Balance and (y) during the period commencing on the first Business Day after it receives notice from Agent or the Required Lenders that one or more of the conditions precedent contained in Section 2.2 are not satisfied and ending when such conditions are satisfied or duly waived. In connection with the making of any Swing Loan, the Swingline Lender may but shall not be required to determine that, or take notice whether, the conditions precedent set forth in Section 2.2 have been satisfied or waived. Each Swing Loan shall be a Canadian Prime Rate Loan (if such Swing Line Loan is denominated in Canadian Dollars) or a U.S. Base Rate Loan (if such Swing Line Loan is denominated in U.S. Dollars) and must be repaid as provided herein, but in any event must be repaid in full on the Revolving Termination Date. Within the limits set forth in the first sentence of this clause (i), amounts of Swing Loans repaid may be reborrowed under this clause (i).

                         (ii) Borrowing Procedures. In order to request a Swing Loan, the Borrower Representative shall give to Agent a notice to be received not later than 1:00 p.m. (Toronto time) on the day of the proposed Borrowing, which shall be made in a writing or in an Electronic Transmission substantially in the form of Exhibit 1.1(c) or in a writing in any other form acceptable to Agent duly completed (a “Swingline Request”). In addition, if any Notice of Borrowing of Revolving Loans requests a Borrowing of Canadian Prime Rate Loans or U.S. Base Rate Loans, the Swingline Lender may, notwithstanding anything else to the contrary herein, make a Swing Loan to the Borrowers in an aggregate amount not to exceed such proposed Borrowing, and the aggregate amount of the corresponding proposed Borrowing shall be reduced accordingly by the principal amount of such Swing Loan. Agent shall promptly notify the Swingline Lender of the details of the requested Swing Loan. Upon receipt of such notice and subject to the terms of this Agreement, the Swingline Lender may make a Swing Loan available to the Borrowers by making the proceeds thereof available to Agent and, in turn, Agent shall make such proceeds available to the Borrowers on the date set forth in the relevant Swingline Request or Notice of Borrowing.

                         (iii) Refinancing Swing Loans.

                                   (A) The Swingline Lender may at any time (and shall, no less frequently than once each week) forward a demand to Agent (which Agent shall, upon receipt, forward to each Revolving Lender) that each Revolving Lender pay to Agent, for the account of the Swingline Lender, such Revolving Lender’s Commitment Percentage of the outstanding Swing Loans (as such amount may be increased pursuant to subsection 1.11(e)(ii)).

                                   (B) Each Revolving Lender shall pay the amount owing by it to Agent for the account of the Swingline Lender on the Business Day following receipt of the notice or demand therefor. Payments received by Agent after 1:00 p.m. (Toronto time) may, in the Agent’s discretion, be deemed to be received on the next Business Day. Upon receipt by Agent of such payment (other than during the continuation of any Event of Default under subsection 7.1(g) or 7.1(h)), such Revolving Lender shall be deemed to have made a Revolving Loan to the Borrowers, which, upon receipt of such payment by the Swingline Lender from Agent, the Borrowers shall be deemed to have used in whole to refinance such Swing Loan. In addition, regardless of whether any such demand is made, upon the occurrence of any Event of Default under subsection 7.1(g) or 7.1(h), each Revolving Lender shall be deemed to have acquired, without recourse or warranty, an undivided interest and participation in each Swing Loan in an amount equal to such Lender’s Commitment Percentage of such Swing Loan. If any payment made by any Revolving Lender as a result of any such demand is not deemed a Revolving Loan, such payment shall be deemed a funding by such Lender of such participation. Such participation shall not be otherwise required to be funded. Upon receipt by the Swingline Lender of any payment from any Revolving Lender pursuant to this clause (iii) with respect to any portion of any Swing Loan, the Swingline Lender shall promptly pay over to such Revolving Lender all payments of principal (to the extent received after such payment by such Lender) and interest (to the extent accrued with respect to periods after such payment) on account of such Swing Loan received by the Swingline Lender with respect to such portion.

                         (iv) Obligation to Fund Absolute. Each Revolving Lender’s obligations pursuant to clause (iii) above shall be absolute, unconditional and irrevocable and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever, including (A) the existence of any setoff, claim, abatement, recoupment, defence or other right that such Lender, any Affiliate thereof or any other Person may have against the Swingline Lender, Agent, any other Lender or L/C Issuer or any other Person, (B) the failure of any condition precedent set forth in Section 2.2 to be satisfied or the failure of the Borrower Representative to deliver a Notice of Borrowing (each of which requirements the Revolving Lenders hereby irrevocably waive) and (C) any adverse change in the condition (financial or otherwise) of any Credit Party.

     1.2 Notes.

               (a) The Revolving Loans made by each Revolving Lender shall be evidenced by this Agreement and, if requested by a Lender, by a Revolving Note evidencing such Revolving Loan by such Revolving Lender in an amount equal to such Lender’s Revolving Loan Commitment.

               (b) Swing Loans made by the Swingline Lender shall be evidenced by this Agreement and, if requested by the Swingline Lender, a Swingline Note in an amount equal to the Swingline Commitment.

     1.3 Interest.

               (a) Subject to subsections 1.3(c) and 1.3(d), each Loan shall bear interest on the outstanding principal amount thereof from the date when made at a rate per annum equal to the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus the Applicable Margin; provided Swing Loans may not be BA Rate Loans or LIBOR Rate Loans. Commencing on the first day of each calendar month, and continuing thereafter, the Applicable Margin for Loans shall be subject to adjustment as set forth in the definition of Applicable Margin. Agent will with reasonable promptness notify the Borrower Representative and the Lenders of the effective date and the amount of each such change, provided that any failure to do so shall not relieve the Borrowers of any liability hereunder or provide the basis for any claim against Agent. Each determination of an interest rate by Agent shall be conclusive and binding on each Borrower and the Lenders in the absence of manifest error. All computations of fees and interest payable under this Agreement shall be made (i) if based on the U.S. Base Rate or LIBOR, on the basis of a 360-day year and (ii) if based on the Canadian Prime Rate, the BA Rate or in any other instance, on the basis of a 365-day or 366-day year, as the case may be, in each case and actual days elapsed. Interest and fees shall accrue during each period during which interest or such fees are computed from the first day thereof to the last day thereof.

               (b) Interest on each Loan shall be paid in arrears on each Interest Payment Date. Interest shall also be paid on each Loan on the date of any repayment in full of the principal amount of Revolving Loans on the Revolving Termination Date.

               (c) At the election of Agent or the Required Lenders while any Event of Default exists (or automatically while any Event of Default under subsection 7.1(a), 7.1(g) or 7.1(h) exists), the Borrowers shall, subject to the Interest Act (Canada), pay interest (after as well as before entry of judgment thereon to the extent permitted by law) on the Loans under the Loan Documents from and after the date of occurrence of such Event of Default, at a rate per annum which is determined by adding two percent (2.0%) per annum to the Applicable Margin then in effect for such Loans (plus the BA Rate, LIBOR, Canadian Prime Rate or U.S. Base Rate, as the case may be). All such interest shall be payable on demand of Agent or the Required Lenders.

               (d) If any provision of this Agreement or of any of the other Loan Documents would obligate Borrowers or any other Credit Party to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by such Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by such Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to such Lender under this Section 1.3(d), and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to such Lender which would constitute “interest” for purposes of Section 347 of the Criminal Code (Canada). Any amount or rate of interest referred to in this Section 1.3(d) shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that the applicable Loan remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Closing Date to the Revolving Termination Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by Agent shall be conclusive for the purposes of such determination.

               (e) For purposes of disclosure pursuant to the Interest Act (Canada), the annual rates of interest or fees to which the rates of interest or fees provided in this Agreement and the other Loan Documents (and stated herein or therein, as applicable, to be computed on the basis of a 360 day year or any other period of time less than a calendar year) are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by 360 or such other period of time, respectively.

     1.4 Loan Accounts.

               (a) Agent, on behalf of the Lenders, shall record on its books and records the amount of each Loan made, the interest rate applicable, all payments of principal and interest thereon and the principal balance thereof from time to time outstanding. Agent shall deliver to the Borrower Representative on a monthly basis a loan statement setting forth such record for the immediately preceding calendar month. Such record shall, absent manifest error, be conclusive evidence of the amount of the Loans made by the Lenders to the Borrowers and the interest and payments thereon. Any failure to so record or any error in doing so, or any failure to deliver such loan statement shall not, however, limit or otherwise affect the obligation of the Borrowers hereunder (and under any Note) to pay any amount owing with respect to the Loans or provide the basis for any claim against Agent.

               (b) Agent, acting as a non-fiduciary agent of the Borrowers solely for tax purposes and solely with respect to the actions described in this subsection 1.4(b), shall establish and maintain at its address referred to in Section 9.2 (or at such other address in Ontario or Quebec as Agent may notify the Borrower Representative) (A) a record of ownership (the “Register”) in which Agent agrees to register by book entry the interests (including any rights to receive payment hereunder) of Agent, each Lender and each L/C Issuer in the Revolving Loans, Swing Loans, L/C Reimbursement Obligations, and Letter of Credit Obligations, each of their obligations under this Agreement to participate in each Loan, Letter of Credit, Letter of Credit Obligations, and L/C Reimbursement Obligations, and any assignment of any such interest, obligation or right and (B) accounts in the Register in accordance with its usual practice in which it shall record (1) the names and addresses of the Lenders and the L/C Issuers (and each change thereto pursuant to Sections 9.9 and 9.22), (2) the Commitments of each Lender, (3) the amount of each Loan and each funding of any participation described in clause (A) above, and for BA Rate Loans, the BA Period applicable thereto, and for LIBOR Rate Loans, the Interest Period applicable thereto, (4) the amount of any principal or interest due and payable or paid, (5) the amount of the L/C Reimbursement Obligations due and payable or paid in respect of Letters of Credit and (6) any other payment received by Agent from a Borrower and its application to the Obligations.

               (c) Notwithstanding anything to the contrary contained in this Agreement, the Loans (including any Notes evidencing such Loans and, in the case of Revolving Loans, the corresponding obligations to participate in Letter of Credit Obligations and Swing Loans) and the L/C Reimbursement Obligations are registered obligations, the right, title and interest of the Lenders and the L/C Issuers and their assignees in and to such Loans or L/C Reimbursement Obligations, as the case may be, shall be transferable only upon notation of such transfer in the Register and no assignment thereof shall be effective until recorded therein.

               (d) The Credit Parties, Agent, the Lenders and the L/C Issuers shall treat each Person whose name is recorded in the Register as a Lender or L/C Issuer, as applicable, for all purposes of this Agreement. Information contained in the Register with respect to any Lender or any L/C Issuer shall be available for access by the Borrowers, the Borrower Representative, Agent, such Lender or such L/C Issuer during normal business hours and from time to time upon at least one Business Day’s prior notice. No Lender or L/C Issuer shall, in such capacity, have access to or be otherwise permitted to review any information in the Register other than information with respect to such Lender or L/C Issuer unless otherwise agreed by Agent.

     1.5 Procedure for Revolving Credit Borrowing.

               (a) Each Borrowing of a Revolving Loan shall be made upon the Borrower Representative’s irrevocable (subject to Section 10.5) written notice delivered to Agent substantially in the form of a Notice of Borrowing or in a writing in any other form acceptable to Agent, which notice must be received by Agent prior to 2:00 p.m. (Toronto time) (i) on the date which is one (1) Business Day prior to the requested Borrowing date of each Prime Rate Loan equal to or less than $25,000,000, (ii) on the date which is two (2) Business Days prior to the requested Borrowing date of each Prime Rate Loan in excess of $25,000,000, (iii) on the day which is two (2) Business Days prior to the requested Borrowing date in the case of each BA Rate Loan, and (iv) on the day which is three (3) Business Days prior to the requested Borrowing date in the case of each LIBOR Rate Loan. Such Notice of Borrowing shall specify:

                         (i) the amount of the Borrowing (which shall be in an aggregate minimum principal amount of $100,000);

                         (ii) the requested Borrowing date, which shall be a Business Day;

                          (iii) whether the Borrowing is to be comprised of Canadian Prime Rate Loans, U.S. Base Rate Loans, BA Rate Loans or LIBOR Rate Loans;

                         (iv) if the Borrowing is to be BA Rate Loans, the BA Period applicable to such Loans; and

                         (v) if the Borrowing is to be LIBOR Rate Loans, the Interest Period applicable to such Loans.

               (b) Upon receipt of a Notice of Borrowing, Agent will promptly notify each Revolving Lender of such Notice of Borrowing and of the amount of such Lender’s Commitment Percentage of the Borrowing.

               (c) Unless Agent is otherwise directed in writing by the Borrower Representative, the proceeds of each requested Borrowing after the Closing Date will be made available to the Borrowers by Agent by wire transfer of such amount to the Borrowers pursuant to the wire transfer instructions specified on the signature page hereto.

     1.6 Conversion and Continuation Elections.

               (a) The Borrowers shall have the option to (i) request that any Revolving Loan be made as a BA Rate Loan, (ii) convert at any time all or any part of outstanding Loans (other than Swing Loans) from Canadian Prime Rate Loans to BA Rate Loans, (iii) convert any BA Rate Loan to a Canadian Prime Rate Loan, subject to Section 10.4 if such conversion is made prior to the expiration of the BA Period applicable thereto, or (iv) continue all or any portion of any Canadian Prime Rate Loan as a BA Rate Loan upon the expiration of the applicable BA Period. Any Loan or group of Loans having the same proposed BA Period to be made or continued as, or converted into, a BA Rate Loan must be in a minimum amount of $2,000,000 and increments of $1,000,000. Any such election must be made by Borrower Representative by 2:00 p.m. (Toronto time) on the second Business Day prior to (1) the date of any proposed Revolving Loan which is to bear interest at the BA Rate, (2) the end of each BA Period with respect to any BA Rate Loans to be continued as such, or (3) the date on which the Borrowers wish to convert any Canadian Prime Rate Loan to a BA Rate Loan for a BA Period designated by Borrower Representative in such election. If no election is received with respect to a BA Rate Loan by 2:00 p.m. (Toronto time) on the second Business Day prior to the end of the BA Period with respect thereto, that BA Rate Loan shall be converted to a Canadian Prime Rate Loan at the end of its BA Period. Borrower Representative must make such election by notice to Agent in writing, including by Electronic Transmission. In the case of any conversion or continuation, such election must be made pursuant to a written notice (a “Notice of Conversion/Continuation – BA Rate”) substantially in the form of Exhibit 1.6(a) or in a writing in any other form acceptable to Agent. No Loan shall be made, converted into or continued as a BA Rate Loan, if the conditions to Loans and Letters of Credit in Section 2.2 are not met at the time of such proposed conversion or continuation and Agent or Required Lenders have determined not to make or continue any Loan as a BA Rate Loan as a result thereof.

               (b) The Borrowers shall have the option to (i) request that any Revolving Loan be made as a LIBOR Rate Loan, (ii) convert at any time all or any part of outstanding Loans (other than Swing Loans) from U.S. Base Rate Loans to LIBOR Rate Loans, (iii) convert any LIBOR Rate Loan to a U.S. Base Rate Loan, subject to Section 10.4 if such conversion is made prior to the expiration of the Interest Period applicable thereto, or (iv) continue all or any portion of any U.S. Base Rate Loan as a LIBOR Rate Loan upon the expiration of the applicable Interest Period. Any Loan or group of Loans having the same proposed Interest Period to be made or continued as, or converted into, a LIBOR Rate Loan must be in a minimum amount of US$5,000,000. Any such election must be made by Borrower Representative by 2:00 p.m. (Toronto time) on the third Business Day prior to (1) the date of any proposed Revolving Loan which is to bear interest at LIBOR, (2) the end of each Interest Period with respect to any LIBOR Rate Loans to be continued as such, or (3) the date on which the Borrowers wish to convert any U.S. Base Rate Loan to a LIBOR Rate Loan for an Interest Period designated by Borrower Representative in such election. If no election is received with respect to a LIBOR Rate Loan by 2:00 p.m. (Toronto time) on the third Business Day prior to the end of the Interest Period with respect thereto, that LIBOR Rate Loan shall be converted to a U.S. Base Rate Loan at the end of its Interest Period. Borrower Representative must make such election by notice to Agent in writing, including by Electronic Transmission. In the case of any conversion or continuation, such election must be made pursuant to a written notice (a “Notice of Conversion/Continuation -LIBOR”) substantially in the form of Exhibit 1.6(b) or in a writing in any other form acceptable to Agent. No Loan shall be made, converted into or continued as a LIBOR Rate Loan, if the conditions to Loans and Letters of Credit in Section 2.2 are not met at the time of such proposed conversion or continuation and Agent or Required Lenders have determined not to make or continue any Loan as a LIBOR Rate Loan as a result thereof.

               (c) Upon receipt of a Notice of Conversion/Continuation - BA, Agent will promptly notify each Lender thereof. In addition, Agent will, with reasonable promptness, notify the Borrower Representative and the Lenders of each determination of the BA Rate; provided that any failure to do so shall not relieve any Borrower of any liability hereunder or provide the basis for any claim against Agent. All conversions and continuations shall be made pro rata according to the respective outstanding principal amounts of the Loans held by each Lender with respect to which the notice was given.

               (d) Upon receipt of a Notice of Conversion/Continuation - LIBOR, Agent will promptly notify each Lender thereof. In addition, Agent will, with reasonable promptness, notify the Borrower Representative and the Lenders of each determination of LIBOR; provided that any failure to do so shall not relieve any Borrower of any liability hereunder or provide the basis for any claim against Agent. All conversions and continuations shall be made pro rata according to the respective outstanding principal amounts of the Loans held by each Lender with respect to which the notice was given.

               (e) Notwithstanding any other provision contained in this Agreement, after giving effect to any Borrowing, or to any continuation or conversion of any Loan, there shall not be more than (i) seven (7) different Interest Periods in effect or (ii) seven (7) different BA Periods in effect.

     1.7 [Intentionally Deleted.]

     1.8 Mandatory Prepayments of Loans and Commitment Reductions.

               (a) Revolving Loan. The Borrowers shall repay to the Lenders in full on the date specified in clause (a) of the definition of “Revolving Termination Date” the aggregate principal amount of the Revolving Loans and Swing Loans outstanding on the Revolving Termination Date.

               (b) Asset Dispositions. If a Credit Party shall at any time or from time to time:

                         (i) make or agree to make a Disposition with respect to any Collateral; or

                         (ii) suffer an Event of Loss with respect to any Collateral;

and the aggregate amount of the Net Proceeds received by the Credit Parties in connection with any such Disposition or Event of Loss exceeds $500,000, then (A) the Borrower Representative shall promptly notify Agent of such proposed Disposition or Event of Loss (including the amount of the estimated Net Proceeds to be received by a Credit Party in respect thereof) and (B) promptly upon receipt by a Credit Party of the Net Proceeds of such Disposition or Event of Loss, the Borrowers shall deliver, or cause to be delivered, to Agent the amount of any such Net Proceeds in excess of $500,000, for distribution to the Lenders as a prepayment of the Loans, which prepayment shall be applied in accordance with subsection 1.8(c). Notwithstanding the foregoing and provided no Default or Event of Default has occurred and is continuing, such prepayment shall not be required to the extent a Credit Party reinvests the Net Proceeds of such Disposition or Event of Loss in productive assets of a kind then used or usable in the business of a Borrower, within one hundred eighty (180) days after the date of such Disposition or Event of Loss; provided that Borrower Representative notifies Agent of such Credit Party’s intent to reinvest and of the completion of such reinvestment at the time such proceeds are received and when such reinvestment occurs, respectively. Pending such reinvestment, the Net Proceeds shall be delivered to Agent, for distribution first, to the Swingline Lender as a prepayment of Swing Loans (to the extent of Swing Loans outstanding), but not as a permanent reduction of the Swingline Commitment) and thereafter to the Revolving Lenders, as a prepayment of the Revolving Loans (to the extent of Revolving Loans then outstanding), but not as a permanent reduction of the Aggregate Revolving Loan Commitment.

               (c) Application of Prepayments. Subject to subsection 1.10(c), any prepayments pursuant to subsection 1.8(b) (other than prepayments of Swing Loans and Revolving Loans as set forth therein) shall be applied first to prepay outstanding Swing Loans, and second to prepay outstanding Revolving Loans without a permanent reduction of the Aggregate Revolving Loan Commitment. To the extent permitted by the foregoing sentence, amounts prepaid in Canadian Dollars shall be applied first to any Canadian Prime Rate Loans then outstanding and then to outstanding BA Rate Loans with the shortest BA Periods remaining, and amounts prepaid in U.S. Dollars shall be applied first to any U.S. Base Rate Loans then outstanding and then to outstanding LIBOR Rate Loans with the shortest Interest Periods remaining. Together with each prepayment under this Section 1.8, the Borrowers shall pay any amounts required pursuant to Section 10.4.

               (d) No Implied Consent. Provisions contained in this Section 1.8 for the application of proceeds of certain transactions shall not be deemed to constitute consent of the Lenders to transactions that are not otherwise permitted by the terms hereof or the other Loan Documents.

     1.9 Fees.

               (a) Fees. The Borrowers shall pay to Agent, for Agent’s own account, fees in the amounts and at the times set forth in a letter agreement between the Borrowers and Agent dated of even date herewith (as amended from time to time, the “Fee Letter”). The Agent is authorized and instructed to make a Swing Loan to Borrowers in the amount and at the date such fee is payable and to apply the proceeds thereof to the payment of such fee.

               (b) Unused Commitment Fee. The Borrowers shall pay to Agent a fee (the “Unused Commitment Fee”) for the account of each Revolving Lender in an amount equal to:

                         (i) the average daily balances of the Revolving Loan Commitment of such Revolving Lender during the preceding calendar month, less

                         (ii) the sum of (x) the average daily balance of all Revolving Loans held by such Revolving Lender plus (y) the average daily amount of Letter of Credit Obligations held by such Revolving Lender, plus (z) in the case of the Swing Line Lender, the average daily balance of all outstanding Swing Loans held by such Swing Line Lender, in each case, during the preceding calendar month; provided, in no event shall the amount computed pursuant to clauses (i) and (ii) be less than zero,

                         (iii) multiplied by a percentage per annum equal to the percentage under the “Unused Commitment Fee” heading in the definition of “Applicable Margin”.

The total fee paid by the Borrowers will be equal to the sum of all of the fees due to the Lenders, subject to subsection 1.11(e)(vi). Such fee shall be payable monthly in arrears on the first day of the calendar month following the date hereof and the first day of each calendar month thereafter. The Unused Commitment Fee provided in this subsection 1.9(b) shall accrue at all times from and after the execution and delivery of this Agreement. For purposes of this subsection 1.9(b), the Revolving Loan Commitment of any Non-Funding Lender shall be deemed to be zero.

               (c) Letter of Credit Fee. The Borrowers agree to pay to Agent for the ratable benefit of the Revolving Lenders, as compensation to such Lenders for Letter of Credit Obligations incurred hereunder, (i) without duplication of costs and expenses otherwise payable to Agent or Lenders hereunder or fees otherwise paid by the Borrowers, all costs and expenses incurred by Agent or any Lender on account of such Letter of Credit Obligations, and (ii) for each calendar month during which any Letter of Credit Obligation shall remain outstanding, a fee (the “Letter of Credit Fee”) in an amount equal to the product of the average daily undrawn face amount of all Letters of Credit Issued, multiplied by a per annum rate equal to the Applicable Margin with respect to Revolving Loans which are BA Rate Loans; provided, however, at Agent’s or Required Lenders’ option, while an Event of Default exists (or automatically while an Event of Default under subsection 7.1(a), 7.1(g) or 7.1(h) exists), such rate shall, subject to the Interest Act (Canada), be increased by two percent (2.00%) per annum. Such fee shall be paid to Agent for the benefit of the Revolving Lenders in arrears, on the first day of each calendar month and on the date on which all L/C Reimbursement Obligations have been discharged. The Agent is authorized and instructed to make a Swing Loan to the Borrowers in the amount and at the date such fees are payable and to apply the proceeds thereof in payment of such fees. In addition, the Borrowers shall pay to Agent, any L/C Issuer or any prospective L/C Issuer, as appropriate, on demand, such L/C Issuer’s or prospective L/C Issuer’s customary fees at then prevailing rates, without duplication of fees otherwise payable hereunder (including all per annum fees), charges and expenses of such L/C Issuer or prospective L/C Issuer in respect of the application for, and the issuance, negotiation, acceptance, amendment, transfer and payment of, each Letter of Credit or otherwise payable pursuant to the application and related documentation under which such Letter of Credit is issued.

     1.10 Payments by the Borrowers.

               (a) All payments (including prepayments) to be made by each Credit Party on account of principal, interest, fees and other amounts required hereunder shall be made without set-off, recoupment, counterclaim or deduction of any kind, shall, except as otherwise expressly provided herein, be made to Agent (for the ratable account of the Persons entitled thereto) at the address for payment specified in the signature page hereof in relation to Agent (or such other address in Ontario or Quebec as Agent may from time to time specify in accordance with Section 9.2), including payments utilizing the ACH system, and shall be made in Dollars and by wire transfer or ACH transfer in immediately available funds (which shall be the exclusive means of payment hereunder), no later than 1:00 p.m. (Toronto time) on the date due. Any payment which is received by Agent later than 1:00 p.m. (Toronto time) may in Agent’s discretion be deemed to have been received on the immediately succeeding Business Day and any applicable interest or fee shall continue to accrue. Each Borrower and each other Credit Party, without waiver of the application as set out in subsection 1.10(c) hereof, hereby irrevocably waives the right to direct the application during the continuance of an Event of Default of any and all payments in respect of any Obligation and any proceeds of Collateral. Each Borrower hereby authorizes Agent and each Lender to make a Revolving Loan (which shall be a Canadian Prime Rate Loan (if denominated in Canadian Dollars) or a U.S. Base Rate Loan (if denominated in U.S. Dollars) and which may be a Swing Loan) to pay (i) interest, principal (including Swing Loans), L/C Reimbursement Obligations, agent fees, Unused Commitment Fees and Letter of Credit Fees, in each instance, on the date due, if not otherwise paid by the Borrowers, or (ii) after five (5) days’ prior notice to the Borrower Representative, other fees, costs or expenses payable by a Borrower hereunder or under the other Loan Documents.

               (b) Subject to the provisions set forth in the definitions of “BA Period” and “Interest Period” herein, if any payment hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or fees, as the case may be.

               (c) During the continuance of an Event of Default, Agent may, and shall upon the direction of Required Lenders apply any and all payments received by Agent in respect of any Obligation in accordance with clauses first through sixth below. Notwithstanding any provision herein to the contrary, all payments made by Credit Parties to Agent after any or all of the Obligations have been accelerated (so long as such acceleration has not been rescinded), including proceeds of Collateral, shall be applied as follows:

               first, to payment of costs and expenses, including Legal Costs, of Agent payable or reimbursable by the Credit Parties under the Loan Documents;

               second, to payment of Legal Costs of Lenders payable or reimbursable by the Borrowers under this Agreement;

               third, to payment of all accrued unpaid interest on the Obligations and fees owed to Agent, Lenders and L/C Issuers;

               fourth, to payment of principal of the Obligations including, without limitation, L/C Reimbursement Obligations then due and payable and cash collateralization of unmatured L/C Reimbursement Obligations to the extent not then due and payable);

               fifth, to payment of any other amounts owing constituting Obligations; and

                sixth, any remainder shall be for the account of and paid to whoever may be lawfully entitled thereto.

     In carrying out the foregoing, (i) amounts received shall be applied in the numerical order provided until exhausted prior to the application to the next succeeding category and (ii) each of the Lenders or other Persons entitled to payment shall receive an amount equal to its pro rata share of amounts available to be applied pursuant to clauses third, fourth and fifth above.

               (d) Without limiting Section 11.6, if Agent receives any payment from or on behalf of a Credit Party in any currency other than the currency in which the Obligation is denominated, Agent may convert the payment (including the proceeds of realization upon any Collateral) into the currency in which such Obligation is denominated at the rate of exchange (as such term is defined in Section 11.6.

     1.11 Payments by the Lenders to Agent; Settlement.

               (a) Agent may, on behalf of Lenders, disburse funds to the Borrowers for Loans requested. Each Lender shall reimburse Agent on demand for all funds disbursed on its behalf by Agent, or if Agent so requests, each Lender will remit to Agent its Commitment Percentage of any Loan before Agent disburses same to the Borrowers. If Agent elects to require that each Lender make funds available to Agent prior to disbursement by Agent to the Borrowers, Agent shall advise each Lender by telephone or fax of the amount of such Lender’s Commitment Percentage of the Loan requested by the Borrower Representative no later than the Business Day prior to the scheduled Borrowing date applicable thereto, and each such Lender shall pay Agent such Lender’s Commitment Percentage of such requested Loan, in same day funds, by wire transfer to Agent’s account, as set forth on Agent’s signature page hereto, no later than 1:00 p.m. (Toronto time) on such scheduled Borrowing date. Nothing in this subsection 1.11(a) or elsewhere in this Agreement or the other Loan Documents, including the remaining provisions of Section 1.11, shall be deemed to require Agent to advance funds on behalf of any Lender or to relieve any Lender from its obligation to fulfill its Commitments hereunder or to prejudice any rights that Agent, any Lender or the Borrowers may have against any Lender as a result of any default by such Lender hereunder.

               (b) At least once each calendar week or more frequently at Agent’s election (each, a “Settlement Date”), Agent shall advise each Lender by telephone or fax of the amount of such Lender’s Commitment Percentage of principal, interest and Fees paid for the benefit of Lenders with respect to each applicable Loan. Agent shall pay to each Lender such Lender’s Commitment Percentage (except as otherwise provided in subsection 1.1(c)(vi) and subsection 1.11(e)) of principal, interest and fees paid by the Borrowers since the previous Settlement Date for the benefit of such Lender on the Loans held by it. Such payments shall be made by wire transfer to such Lender not later than 2:00 p.m. (Toronto time) on the next Business Day following each Settlement Date.

               (c) Availability of Lender’s Commitment Percentage. Agent may assume that each Revolving Lender will make its Commitment Percentage of each Revolving Loan available to Agent on each Borrowing date. If such Commitment Percentage is not, in fact, paid to Agent by such Revolving Lender when due, Agent will be entitled to recover such amount on demand from such Revolving Lender without setoff, counterclaim or deduction of any kind. If any Revolving Lender fails to pay the amount of its Commitment Percentage forthwith upon Agent’s demand, Agent shall promptly notify the Borrower Representative and the Borrowers shall immediately repay such amount to Agent. Nothing in this subsection 1.11(c) shall be deemed to require Agent to advance funds on behalf of any Revolving Lender or to relieve any Revolving Lender from its obligation to fulfill its Commitments hereunder or to prejudice any rights that the Borrowers may have against any Revolving Lender as a result of any default by such Revolving Lender hereunder. Without limiting the provisions of subsection 1.11(b), to the extent that Agent advances funds to the Borrowers on behalf of any Revolving Lender and is not reimbursed therefor on the same Business Day as such advance is made, Agent shall be entitled to retain for its account all interest accrued on such advance from the date such advance was made until reimbursed by the applicable Revolving Lender.

               (d) Return of Payments.

                         (i) If Agent pays an amount to a Lender under this Agreement in the belief or expectation that a related payment has been or will be received by Agent from the Borrowers and such related payment is not received by Agent, then Agent will be entitled to recover such amount from such Lender on demand without setoff, counterclaim or deduction of any kind.

                         (ii) If Agent determines at any time that any amount received by Agent under this Agreement or any other Loan Document must be returned to any Credit Party or paid to any other Person pursuant to any insolvency law or otherwise, then, notwithstanding any other term or condition of this Agreement or any other Loan Document, Agent will not be required to distribute any portion thereof to any Lender. In addition, each Lender will repay to Agent on demand any portion of such amount that Agent has distributed to such Lender, together with interest at such rate, if any, as Agent is required to pay to any Borrower or such other Person, without setoff, counterclaim or deduction of any kind, and Agent will be entitled to set-off against future distributions to such Lender any such amounts (with interest) that are not repaid on demand.

               (e) Non-Funding Lenders; Procedures.

                         (i) Responsibility. The failure of any Non-Funding Lender to make any Revolving Loan, Letter of Credit Obligation or any payment required by it, or to make any payment required by it hereunder, or to fund any purchase of any participation to be made or funded by it on the date specified therefor shall not relieve any other Lender (each such other Revolving Lender, an “Other Lender”) of its obligations to make such loan, fund the purchase of any such participation, or make any other payment required hereunder on such date, and neither Agent nor, other than as expressly set forth herein, any other Lender shall be responsible for the failure of any Non-Funding Lender to make a loan, fund the purchase of a participation or make any other payment required hereunder.

                         (ii) Reallocation. If any Revolving Lender is a Non-Funding Lender, all or a portion of such Non-Funding Lender’s Letter of Credit Obligations (unless such Lender is the L/C Issuer that issued such Letter of Credit) and reimbursement obligations with respect to Swing Loans shall, at Agent’s election at any time or upon any L/C Issuer’s or Swingline Lender’s, as applicable, written request delivered to Agent (whether before or after the occurrence of any Default or Event of Default), be reallocated to and assumed by the Revolving Lenders that are not Non-Funding Lenders or Impacted Lenders pro rata in accordance with their Commitment Percentages of the Aggregate Revolving Loan Commitment (calculated as if the Non-Funding Lender’s Commitment Percentage was reduced to zero and each other Revolving Lender’s Commitment Percentage had been increased proportionately), provided that no Revolving Lender shall be reallocated any such amounts or be required to fund any amounts that would cause the sum of its outstanding Revolving Loans, outstanding Letter of Credit Obligations, amounts of its participations in Swing Loans and its pro rata share of unparticipated amounts in Swing Loans to exceed its Revolving Loan Commitment.

                         (iii) Voting Rights. Notwithstanding anything set forth herein to the contrary, including Section 9.1, a Non-Funding Lender shall not have any voting or consent rights under or with respect to any Loan Document or constitute a “Lender” or a “Revolving Lender” (or be, or have its Loans and Commitments, included in the determination of “Required Lenders” or “Lenders directly affected” pursuant to Section 9.1) for any voting or consent rights under or with respect to any Loan Document, provided that (A) the Commitment of a Non-Funding Lender may not be increased, (B) the principal of a Non-Funding Lender’s Loans may not be reduced or forgiven, and (C) the interest rate applicable to Obligations owing to a Non-Funding Lender may not be reduced in such a manner that by its terms affects such Non-Funding Lender more adversely than other Lenders, in each case without the consent of such Non-Funding Lender. Moreover, for the purposes of determining Required Lenders, the Loans, Letter of Credit Obligations, and Commitments held by Non-Funding Lenders shall be excluded from the total Loans and Commitments outstanding.

                         (iv) Borrower Payments to a Non-Funding Lender. Agent shall be authorized to use all payments received by Agent for the benefit of any Non-Funding Lender pursuant to this Agreement to pay in full the Aggregate Excess Funding Amount to the appropriate Secured Parties. Following such payment in full of the Aggregate Excess Funding Amount, Agent shall be entitled to hold such funds as cash collateral in a non-interest bearing account up to an amount equal to such Non-Funding Lender’s unfunded Revolving Loan Commitment and to use such amount to pay such Non-Funding Lender’s funding obligations hereunder until the Obligations are paid in full in cash, all Letter of Credit Obligations have been discharged or cash collateralized and all Commitments have been terminated. Upon any such unfunded obligations owing by a Non-Funding Lender becoming due and payable, Agent shall be authorized to use such cash collateral to make such payment on behalf of such Non-Funding Lender. With respect to such Non-Funding Lender’s failure to fund Revolving Loans or purchase participations in Letters of Credit or Letter of Credit Obligations, any amounts applied by Agent to satisfy such funding shortfalls shall be deemed to constitute a Revolving Loan or amount of the participation required to be funded and, if necessary to effectuate the foregoing, the other Revolving Lenders shall be deemed to have sold, and such Non-Funding Lender shall be deemed to have purchased, Revolving Loans or Letter of Credit participation interests from the other Revolving Lenders until such time as the aggregate amount of the Revolving Loans and participations in Letters of Credit and Letter of Credit Obligations are held by the Revolving Lenders in accordance with their Commitment Percentages of the Aggregate Revolving Loan Commitment. Any amounts owing by a Non-Funding Lender to Agent which are not paid when due shall accrue interest at the interest rate applicable during such period to Revolving Loans that are Base Rate Loans. In the event that Agent is holding cash collateral of a Non-Funding Lender that cures pursuant to clause (v) below or ceases to be a Non-Funding Lender pursuant to the definition of Non-Funding Lender, Agent shall return the unused portion of such cash collateral to such Lender. The “Aggregate Excess Funding Amount” of a Non-Funding Lender shall be the aggregate amount of (A) all unpaid obligations owing by such Lender to the Agent, L/C Issuers, Swing Line Lender, and other Lenders under the Loan Documents, including such Lender’s pro rata share of all Revolving Loans, Letter of Credit Obligations, Swing Line Loans, plus, without duplication, (B) all amounts of such Non-Funding Lender’s Commitment reallocated to other Lenders pursuant to subsection 1.11(e)(ii).

                         (v) Cure. A Lender may cure its status as a Non-Funding Lender under clause (a) of the definition of Non-Funding Lender if such Lender (A) fully pays to Agent, on behalf of the applicable Secured Parties, the Aggregate Excess Funding Amount, plus all interest due thereon and (B) timely funds the next Revolving Loan required to be funded by such Lender or makes the next reimbursement required to be made by such Lender. Any such cure shall not relieve any Lender from liability for breaching its contractual obligations hereunder.

                         (vi) Fees. A Lender that is a Non-Funding Lender pursuant to clause (a) of the definition of Non-Funding Lender shall not earn and shall not be entitled to receive, and the Borrowers shall not be required to pay, such Lender’s portion of the Unused Commitment Fee during the time such Lender is a Non-Funding Lender pursuant to clause (a) thereof. In the event that any reallocation of Letter of Credit Obligations occurs pursuant to subsection 1.11(e)(ii), during the period of time that such reallocation remains in effect, the Letter of Credit Fee payable with respect to such reallocated portion shall be payable to (A) all Revolving Lenders based on their pro rata share of such reallocation or (B) to the L/C Issuer for any remaining portion not reallocated to any other Revolving Lenders.

               (f) Procedures. Agent is hereby authorized by each Credit Party and each other Secured Party to establish procedures (and to amend such procedures from time to time) to facilitate administration and servicing of the Loans and other matters incidental thereto. Without limiting the generality of the foregoing, Agent is hereby authorized to establish procedures to make available or deliver, or to accept, notices, documents and similar items on, by posting to or submitting and/or completion on, E-Systems.

     1.12 Borrower Representative. Each Borrower hereby designates and appoints Borrower Representative as its representative and agent on its behalf for the purposes of issuing Notices of Borrowings, Notices of Conversion/Continuation – BA Rate, Notices of Conversion/Continuation - LIBOR, L/C Requests and Swingline Requests, delivering certificates including Compliance Certificates and Combined Borrowing Base Certificates, giving instructions with respect to the disbursement of the proceeds of the Loans, selecting interest rate options, giving and receiving all other notices and consents hereunder or under any of the other Loan Documents and taking all other actions (including in respect of compliance with covenants) on behalf of any Borrower or the Borrowers under the Loan Documents. Borrower Representative hereby accepts such appointment. Agent and each Lender may regard any notice or other communication pursuant to any Loan Document from Borrower Representative as a notice or communication from all Borrowers. Each warranty, covenant, agreement and undertaking made on behalf of a Borrower by Borrower Representative shall be deemed for all purposes to have been made by such Borrower and shall be binding upon and enforceable against such Borrower to the same extent as if the same had been made directly by such Borrower.

     1.13 Eligible Accounts. All of the Accounts owned by each Credit Party and properly reflected as “Eligible Accounts” in the most recent Combined Borrowing Base Certificate delivered by Borrower Representative to Agent shall be “Eligible Accounts” for purposes of this Agreement, except any Account to which any of the exclusionary criteria set forth below applies and then only the extent of such exclusion. Agent shall have the right to establish, modify or eliminate Reserves against Eligible Accounts from time to time in its Permitted Discretion, including, without limiting the generality of the foregoing, as may be required or desirable from time to time in the view of the Agent to account for any currency risk associated with Accounts being payable in a currency other than Canadian Dollars or U.S. Dollars. In addition, Agent reserves the right, at any time and from time to time after the Closing Date, to adjust any of the applicable criteria and to establish new criteria with respect to Eligible Accounts, in its Permitted Discretion, subject to the approval of Required Lenders in the case of adjustments of criteria or new criteria which have the effect of making more credit available. Eligible Accounts shall not include the following Accounts of a Credit Party:

               (a) Past Due Accounts. Accounts that are not paid within the earlier of sixty (60) days following its due date or ninety (90) days following its original invoice date;

               (b) Cross Aged Accounts. Accounts that are the obligations of an Account Debtor if fifty percent (50%) or more of the Dollar amount of all Accounts owing by that Account Debtor are ineligible under the other criteria set forth in this Section 1.13;

               (c) Foreign Accounts. Foreign Accounts unless such Foreign Accounts are Insured Eligible Accounts;

               (d) Government Accounts. Accounts that are the obligation of an Account Debtor that is the Canadian government (Her Majesty The Queen in Right of Canada) or a political subdivision thereof, or any province or territory, or any municipality or department, agency or instrumentality thereof, or that is the United States government or a political subdivision thereof, or any state, county or municipality or department, agency or instrumentality thereof unless (i) the Account is assignable by way of security, or (ii) the applicable Credit Party has complied with respect to such obligation with the Financial Administration Act (Canada) and any amendments thereto, the Federal Assignment of Claims Act of 1940, or any applicable provincial, territorial, local or foreign law restricting the assignment thereof with respect to such obligation;

               (e) Contra Accounts. Accounts to the extent a Borrower is liable for goods sold or services rendered by the applicable Account Debtor to such Borrower thereof but only to the extent of the potential offset;

               (f) Chargebacks/Partial Payments/Disputed. Any Account if any defence, counterclaim, setoff or dispute is asserted as to such Account;

               (g) Inter-Company/Affiliate Accounts. Accounts that arise from a sale to any Affiliate of any Credit Party;

               (h) Concentration Risk. Accounts to the extent that such Account, together with all other Accounts owing by such Account Debtor and its Affiliates as of any date of determination exceed twenty percent 20% of all Eligible Accounts;

               (i) Credit Risk. Accounts that are otherwise determined to be unacceptable by Agent in its Permitted Discretion, upon the delivery of prior or contemporaneous notice (oral or written) of such determination to the Borrower Representative;

               (j) Pre-Billing. Accounts:

                         (i) with respect to which an invoice, in form and substance consistent with the Credit Parties’ usual practices, has not been sent to the applicable Account Debtor, except for Accounts arising with respect to the sale of wood chips, bark or other by-products to third party Account Debtors in the ordinary course of business; provided that, (i) such wood chips, bark or other by-products are delivered to, and accepted by, the Account Debtor under standard sale arrangements, (ii) an invoice, consistent with the Credit Parties’ and the Account Debtor’s reasonable commercial practices has been prepared by the applicable Credit Party and sent to the applicable Account Debtor within 15 days of the Account Debtor’s receipt of such wood chips, bark or other by-products, and (iii) the amount to be included as “Eligible Accounts” on account of all such Accounts shall not exceed $2,000,000 at any time; or

                         (ii) that arise from the sale of goods in transit from a Credit Party to a customer of such Credit Party in Canada or the United States on “FOB” terms, unless such goods (i) have been shipped “FOB” vendor’s place of business, (ii) are fully insured, (iii) are subject to a first priority perfected Lien in favour of Agent (except for any possessory lien upon such goods in the possession of a freight carrier or shipping company securing only the freight charges for the transportation of such goods to such customer), at the place of origin, (iv) if so requested by Agent, are evidenced or deliverable pursuant to Documents that have been delivered to Agent or an agent or mandatary acting on its behalf or designating Agent as consignee, (v) otherwise meet the criteria for “Eligible Accounts” hereunder, (vi) the amount to be included as “Eligible Accounts” on account of all such Accounts shall not exceed $5,000,000 at any time, and (vii) are payable and delivered in accordance with the Tembec Sales Credit Policies;

               (k) Defaulted Accounts; Bankruptcy. Accounts, other than (x) Accounts that are guaranteed as to payment under a letter of credit, performance bond or other independent third party obligation in form and substance satisfactory to the Agent in its Permitted Discretion, and (y) Insured Eligible Accounts, where:

                         (i) the Account Debtor obligated upon such Account suspends business, makes a general assignment for the benefit of creditors, fails to pay its debts generally as they come due or is otherwise insolvent; or

                         (ii) an assignment or petition is filed by or against any Account Debtor obligated upon such Account or any application for an order to stay proceedings against such Account Debtor is filed in any case or proceeding, in either case, under any Insolvency Laws;

               (l) Employee Accounts. Accounts that arise from a sale to any director, officer, other employee, or to any entity that has any common officer or director with any Credit Party;

               (m) Progress Billing. Accounts (i) as to which a Credit Party is not able to bring suit or otherwise enforce its remedies against the Account Debtor through judicial process, or (ii) if the Account represents a progress billing consisting of an invoice for goods sold or used or services rendered pursuant to a contract under which the Account Debtor’s obligation to pay that invoice is subject to a Credit Party’s completion of further performance under such contract or is subject to the equitable lien of a surety bond issuer;

               (n) Bill and Hold. Accounts that arise with respect to goods that are delivered on a bill-and-hold basis;

               (o) C.O.D. Accounts that arise with respect to goods that are delivered on a cash-on-delivery basis;

               (p) Credit Limit. Accounts to the extent such Account exceeds any credit limit established under the Tembec Sales Credit Policies;

               (q) Non-Acceptable Alternative Currency. Accounts that are payable in any currency other than Canadian Dollars, U.S. Dollars, Euros, Sterling, any currency of another other country member of the G8, or any currency which is acceptable to the Agent acting reasonably, in determining whether an Account qualifies as an Eligible Account;

               (r) Other Liens Against Receivables. Accounts that (i) are not owned by a Credit Party or (ii) are subject to any right, claim, Lien or other interest of any other Person that ranks prior to or pari passu with the Liens in favour of Agent but excluding (y) Prior Claims that have been reserved against and that secure amounts that are not yet due and payable and (z) Permitted Liens described in subsections 5.1(b), (c), (d) and (f);

               (s) Conditional Sale. Accounts that arise with respect to goods that are placed on consignment, guaranteed sale or other terms by reason of which the payment by the Account Debtor is conditional;

               (t) Judgments, Notes or Chattel Paper. Accounts that are evidenced by a judgment, Instrument or Chattel Paper unless, in the case of Accounts evidenced by an Instrument or Chattel Paper, such Instrument or Chattel Paper has been delivered to the Agent with any requisite endorsement;

               (u) Not Bona Fide. Accounts that are not true and correct statements of bona fide indebtedness incurred in the amount of such Account for merchandise sold to or services rendered and accepted by the applicable Account Debtor;

               (v) Ordinary Course; Sales of Equipment or Bulk Sales. Accounts that do not arise from the sale of goods or the performance of services by a Credit Party in the Ordinary Course of Business, including, without limitation, Sales of equipment and bulk Sales; or

               (w) Not Perfected. Accounts as to which Agent’s Lien thereon, on behalf of itself and the other Secured Parties, is not a first priority perfected Lien (subject to Prior Claims that secure amounts not yet due and payable).

     For the purpose of valuing each Credit Party’s Eligible Accounts denominated in any permitted currency other than Canadian Dollars, the amount of such Eligible Accounts shall be based on the amount which would result from the Borrower Representative converting the amount of such permitted currency into Canadian Dollars at the Bank of Canada closing rate on the last foreign exchange trading day of the applicable period; provided, that Agent reserves the right to adjust, at any time in its Permitted Discretion, the value of Canadian Dollars of such Eligible Accounts to take into account currency rate exchange fluctuations since the last valuation thereof.

     1.14 Eligible Inventory. All of the raw materials, work in progress and finished goods Inventory owned by each Credit Party and properly reflected as “Eligible Inventory” in the most recent Combined Borrowing Base Certificate delivered by Borrower Representative to Agent shall be “Eligible Inventory” for purposes of this Agreement, except any raw materials, work in progress and finished goods Inventory to which any of the exclusionary criteria set forth below or in the component definitions herein applies and then only to the extent of such exclusion. Agent shall have the right to establish, modify, or eliminate Reserves against Eligible Inventory from time to time in its Permitted Discretion, including, without limiting the generality of the foregoing, Reserves in any Inventory that is subject to the rights of suppliers under section 81.1 of the Bankruptcy and Insolvency Act (Canada). In addition, Agent reserves the right, at any time and from time to time after the Closing Date, to adjust any of the applicable criteria and to establish new criteria with respect to Eligible Inventory in its Permitted Discretion, subject to the approval of Required Lenders in the case of adjustments of criteria or new criteria which have the effect of making more credit available. Eligible Inventory shall not include the following Inventory of a Credit Party:

               (a) Excess/Obsolete. Inventory that is excess, obsolete, unsaleable, shopworn, or seconds;

               (b) Damaged. Inventory that is damaged or unfit for sale or use in the Ordinary Course of Business;

               (c) Locations < $100M. Inventory that is located at any site if the aggregate book value of Inventory at any such location is less than $100,000;

               (d) Consignment. Inventory that is placed on consignment;

               (e) Off-Site. Subject to 1.14 (f), Inventory that (i) is not located on premises owned, leased or rented by a Credit Party as set forth, from time to time, in the Perfection Certificate, (ii) is stored at a leased location, unless Agent has given its prior consent thereto and unless (x) a reasonably satisfactory landlord waiver has been delivered to Agent, or (y) a Reserve equal to 90 days rental or fees payable for the use of the premises or access to the Inventory has been established with respect thereto, (iii) is stored with a bailee or warehouseman unless (x) a reasonably satisfactory, acknowledged bailee letter has been received by Agent with respect thereto or (y) a Reserve equal to 90 days rental or fees payable for the use of the premises or access to the Inventory have been established with respect thereto, (iv) is located at an owned location subject to a mortgage in favour of a lender other than Agent, unless a reasonably satisfactory mortgagee waiver has been delivered to Agent; or (v) consists of trees or other forest resources which have been harvested from a forest and which have been transported from such forest to a road or other access point which allows such trees or other forest resources to be transported to a mill or other processing facility unless such trees or other forest recourses have a book value not in excess of (i) $15,000,000 in the aggregate.

               (f) In-Transit. Inventory that is in transit, except for Inventory in transit between domestic locations of the Credit Parties in Canada or the United States as to which Agent’s Liens have been perfected at origin and destination.

               (g) Customized. Inventory subject to any licensing, trademark, trade name or copyright agreements with any third parties which would require any consent of any third party for the sale or disposition of that Inventory (which consent has not been obtained) or the payment of any monies to any third party upon such sale or other disposition (to the extent of such monies);

               (h) Packing/Shipping Materials. Inventory that consists of packing or shipping materials, or manufacturing supplies;

               (i) Tooling. Inventory that consists of tooling or replacement parts;

               (j) Display. Inventory that consists of display items;

               (k) Returns. Inventory that consists of goods which have been returned by the buyer;

               (l) Freight. Inventory that consists of any costs associated with “freight-in” charges;

               (m) Hazardous Materials. Inventory that consists of (i) Hazardous Materials except Hazardous Materials that are held and used in the Ordinary Course of Business in accordance with all applicable Requirements of Law and that could be sold or otherwise disposed of by Agent without the approval of any Governmental Authority, or (ii) goods that can be transported or sold only with licenses that are not readily available;

               (n) Un-insured. Inventory that is not covered by casualty insurance reasonably acceptable to Agent;

               (o) Not Owned/Other Liens. Inventory that is not owned by a Credit Party or is subject to Liens (other than Prior Claims that secure amounts not yet due) or rights of any other Person (including the rights of a purchaser that has made progress payments and the rights of a surety that has issued a bond to assure a Credit Party’s performance with respect to that Inventory);

               (p) Unperfected. Inventory that is not subject to a first priority Lien in favour of Agent on behalf of itself and the Secured Parties, except for Liens described in subsection 5.1(e) (subject to Reserves) and Prior Claims that are unregistered and that secure amounts that are not yet due and payable;

               (q) Negotiable Bill of Sale. Inventory that is covered by a negotiable document of title, unless such document has been delivered to Agent with all necessary endorsements, free and clear of all Liens except Liens in favour of Agent, on behalf of itself and the Secured Parties;

               (r) Not Ordinary Course. Inventory (other than raw materials) that is not of a type held for sale or use in the Ordinary Course of Business of a Credit Party; or

               (s) Unharvested Inventory. Inventory that consists of trees or other forest resources that (i) have not been harvested from a forest or (ii) have been harvested from a forest but have not been transported from such forest to a road or other access point which allows such trees or other forest resources to be transported to a mill or other processing facility.

     1.15 PBGC Reserve. Without limiting the generality of anything in this Agreement, the Agent shall establish a Reserve in an amount equal to one (1) year of mandatory payments payable by Temboard Sales Inc. (as successor to Tembec USA LLC) to the trustee responsible for managing the Tembec USA Plans, determined on the basis of Parent’s then current actuarial funding forecast, which is U.S.$4,900,000 as of the date hereof. The initial Reserve contemplated by this Section 1.15 will be U.S.$4,900,000. Without limiting the Agent’s general ability to establish and adjust Reserves, the Reserve contemplated by this Section 1.15 shall be subject to adjustment, as the Agent in its Permitted Discretion determines to be appropriate to reflect (i) changes in the amount of the minimum annual contributions required to be made in respect of the PBGC Liabilities and (ii) any other required funding matters relating to the PBGC Liabilities, which matters shall be based upon the then-current actuarial report in respect of the PBGC Liabilities. If the Credit Parties are in default in making any payment, or fail to make any required payment, on account of the PBGC Liabilities or if the PBGC places a Lien on any of the Collateral, the Agent may establish a Reserve for the full amount of the PBGC Liabilities (based upon the then-current actuarial value of such obligations). For greater certainty, any arrears in payment to the PBGC or any placement of a Lien by the PBGC shall not constitute a Default or an Event of Default for so long as there is sufficient Excess Availability to enable the Agent to establish a Reserve for the full amount of the PBGC Liabilities without resulting in a Borrowing Base deficiency.

ARTICLE II
CONDITIONS PRECEDENT

     2.1 Conditions of Initial Loans. The obligation of each Lender to make its initial Loans and of each L/C Issuer to Issue, or cause to be Issued, the initial Letters of Credit hereunder is subject to satisfaction of the following conditions in a manner satisfactory to Agent:

               (a) Loan Documents. Agent shall have received on or before the Closing Date all of the agreements, documents, instruments and other items set forth on the closing checklist attached hereto as Exhibit 2.1, each in form and substance reasonably satisfactory to Agent;

               (b) Excess Availability. After giving effect to the funding of the initial Loans and issuance of the initial Letters of Credit, Excess Availability shall be not less than $100,000,000;

               (c) Repayment of Prior Lender Obligations; Satisfaction of Outstanding L/Cs. Agent shall have received a fully executed pay-off letter reasonably satisfactory to Agent confirming that all obligations owing by any Credit Party to Prior Lender (except obligations relating to any Rolled-over Letter of Credit will be repaid in full from the proceeds of the initial Loans and all Liens upon any of the Property of the Credit Parties in favour of Prior Lender shall be terminated by Prior Lender immediately upon such payment);

               (d) Approvals. Agent shall have received (i) satisfactory evidence that the Credit Parties have obtained all required consents and approvals of all Persons including all requisite Governmental Authorities, to the execution, delivery and performance of this Agreement and the other Loan Documents or (ii) an officer’s certificate in form and substance reasonably satisfactory to Agent affirming that no such consents or approvals are required;

               (e) Payment of Fees. The Borrowers shall have paid the fees required to be paid on the Closing Date in the respective amounts specified in Section 1.9 (including the fees specified in the Fee Letter), and shall have reimbursed Agent for all fees, costs and expenses of closing presented as of the Closing Date.

               (f) Legal Opinions. Agent shall have received a favourable written opinion of Heenan Blaikie LLP, counsel to the Credit Parties, covering such matters relating to the Credit Parties, this Agreement, and the other Loan Documents as Agent shall reasonably request (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which counsel has relied). Agent shall also have received favourable written opinions of such special and local counsel to the Credit Parties as Agent shall reasonably request (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which such counsel has relied). All opinions and certificates referred to in this Section 2.1(f) shall be addressed to the Agent and the other Secured Parties and dated the Closing Date;

               (g) Corporate Certificates. Agent shall have received:

                         (i) certified copies of the resolutions of the board of directors of each Credit Party approving, as appropriate, the Loans, this Agreement and the other Loan Documents, and all other documents, if any, to which such Credit Party is a party and evidencing authorization with respect to such documents; and

                         (ii) a certificate of the Secretary or an Assistant Secretary of each Credit Party, dated the Closing Date, and certifying (A) the name, title and true signature of each officer of such Person authorized to execute this Agreement and the other Loan Documents to which it is a party, and (B) that attached thereto is (a) a true and complete copy of the articles of incorporation and bylaws of each Credit Party, as amended to date, and (b) a recent certificate of status, certificate of compliance, good standing certificate or analogous certificate;

               (h) Perfection Certificate. Agent shall have received a certificate of a Responsible Officer, in form and substance satisfactory to Agent, setting out such information as may be reasonably necessary or useful to create, constitute, perfect, file, register, record and ascertain the rank of the Liens granted under the Collateral Documents (as amended, revised or replaced from time to time, the “Perfection Certificate”);

               (i) Material Adverse Change. Agent shall be satisfied that, since September 25, 2010, there has not been a Material Adverse Change;

               (j) Delivery of Financial Statements. Agent shall have received (i) the audited consolidated and consolidating balance sheets, statements of income and retained earnings and statements of changes in financial position of Parent for the Fiscal Year ended September 25, 2010;

               (k) “Know Your Customer” Information. Agent and Lenders shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the AML Legislation, the Patriot Act and The Office of Foreign Assets Control;

               (l) Insurance. Agent shall have received satisfactory evidence that the insurance policies required by Section 4.6 are in full force and effect, together with appropriate evidence showing loss payable and additional insured clauses or endorsements, as requested by Agent, in favour of Secured Parties;

               (m) Cash Management Systems; Control Agreements. Agent shall have received satisfactory evidence that, as of the Closing Date, cash management systems complying with Section 4.11 have been established and are currently being maintained in the manner set forth therein, together with copies of duly executed Control Agreements, satisfactory to Agent, with the relevant depository, securities intermediary or futures intermediary;

               (n) Capital Structure. Agent shall be satisfied with the ownership, capital, corporate, tax, organizational and legal structure of the Credit Parties;

               (o) Legal Due Diligence. Agent shall have completed and be satisfied with its legal due diligence, including a review of all material actions, suits, proceedings, claims or disputes at law, in equity, in arbitration or before any Governmental Authority, against any Credit Party or any of their respective Properties;

               (p) Litigation. Agent shall be satisfied that there is no injunction, writ, temporary restraining order or any order of any nature has been issued by any court or other Governmental Authority purporting to enjoin or restrain the execution, delivery or performance of this Agreement, any other Loan Document, or directing that the transactions provided for herein or therein not be consummated as herein or therein provided. Agent shall also be satisfied that there is no pending litigation, which if determined adversely, could reasonably be expected to have a Material Adverse Effect; and

               (q) Other Documentation. Agent shall have received such other documents and instruments as are customary for transactions of this type or as it may reasonably request.

     2.2 Conditions to All Borrowings. Except as otherwise expressly provided herein, no Lender or L/C Issuer shall be obligated to fund any Loan or incur any Letter of Credit Obligation, if, as of the date thereof:

               (a) any representation or warranty by any Credit Party contained herein or in any other Loan Document is untrue or incorrect as of such date, except to the extent that such representation or warranty expressly relates to an earlier date (in which event such representations and warranties were untrue or incorrect, and Agent or Required Lenders have determined not to make such Loan or incur such Letter of Credit Obligation as a result of the fact that such warranty or representation is untrue or incorrect;

               (b) any Default or Event of Default has occurred and is continuing or would reasonably be expected to result after giving effect to any Loan (or the incurrence of any Letter of Credit Obligation), and Agent or Required Lenders shall have determined not to make any Loan or incur any Letter of Credit Obligation as a result of that Default or Event of Default;

               (c) after giving effect to any Loan (or the incurrence of any Letter of Credit Obligations), the aggregate outstanding amount of the Revolving Loans would exceed the Maximum Revolving Loan Balance; or

               (d) after giving effect to any Loan, the aggregate amount of the Credit Parties’ cash and Cash Equivalents would exceed $50,000,000, unless the Borrower Representative has (i) specified in the Notice of Borrowing for such Loan the intended use of the proceeds of such Loan and (ii) acknowledged and agreed in such Notice of Borrowing that if such proceeds are not used for such intended purpose within 10 Business Days of the date that such Loan was made, then the Borrowers shall promptly repay to the Lenders such Loan in full.

The request by Borrower Representative and acceptance by the Borrowers of the proceeds of any Loan or the incurrence of any Letter of Credit Obligations shall be deemed to constitute, as of the date thereof, (i) a representation and warranty by the Borrowers that the conditions in this Section 2.2 have been satisfied and (ii) a reaffirmation by each Credit Party of the granting and continuance of Agent’s Liens, on behalf of itself and the Secured Parties, pursuant to the Collateral Documents.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

     The Credit Parties, jointly and severally, represent and warrant to Agent and each Lender that the following are true, correct and complete:

     3.1 Corporate Existence and Power. Each Credit Party:

               (a) is a corporation, unlimited liability company, partnership or limited partnership, as applicable, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable;

               (b) has the power and authority and all governmental licenses, authorizations, Permits, consents and approvals to own its assets, carry on its business and execute, deliver, and perform its obligations under, the Loan Documents to which it is a party;

               (c) is duly qualified as a foreign corporation, unlimited liability company, partnership or limited partnership, as applicable, and licensed and in good standing, under the laws of each jurisdiction where its ownership, lease or operation of Property or the conduct of its business requires such qualification or license; and

               (d) is in compliance with all Requirements of Law;

except, in each case referred to in clause (c) or clause (d), to the extent that the failure to do so would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

     3.2 Corporate Authorization; No Contravention. The execution, delivery and performance by each of the Credit Party of any other Loan Document to which such Person is party, have been duly authorized by all necessary action, and do not and will not:

                         (i) contravene the terms of any of that Person’s Organization Documents;

                         (ii) conflict with or result in any material breach or contravention of, or result in the creation of any Lien under, any document evidencing any material Contractual Obligation to which such Person is a party or any order, injunction, writ or decree of any Governmental Authority to which such Person or its Property is subject; or

                         (iii) violate any Requirement of Law in any material respect.

     3.3 Governmental Authorization. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority is necessary or required in connection with the execution, delivery or performance by, or enforcement against, any Credit Party of this Agreement, any other Loan Document except (a) for recordings, registrations and filings in connection with the Liens granted to Agent under the Collateral Documents, (b) those obtained or made on or prior to the Closing Date and (c) in the case of any Related Agreement, those which, if not obtained or made, would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

     3.4 Binding Effect. This Agreement and each other Loan Document to which any Credit Party constitute the legal, valid and binding obligations of each such Person which is a party thereto, enforceable against such Person in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

     3.5 Litigation. Except as specifically disclosed in Schedule 3.5, and except for matters covered by insurance (subject to customary deductions and for which coverage has not been contested or denied by the applicable insurer) there are no actions, suits, proceedings, claims or disputes pending, or to the best knowledge of each Credit Party, threatened or contemplated, at law, in equity, in arbitration or before any Governmental Authority, against any Credit Party, or any of their respective Properties which:

               (a) purport to affect or pertain to this Agreement, any other Loan Document, or any of the transactions contemplated hereby or thereby; or

               (b) which would if determined adversely reasonably be expected to result in equitable relief or monetary judgment(s), against any Credit Party individually or in the aggregate, in excess of $25,000,000.

No injunction, writ, temporary restraining order or any order of any nature has been issued by any court or other Governmental Authority purporting to enjoin or restrain the execution, delivery or performance of this Agreement, any other Loan Document, or directing that the transactions provided for herein or therein not be consummated as herein or therein provided. As of the Closing Date, no Credit Party is the subject of an audit or, to each Credit Party’s knowledge, any review or investigation by any Governmental Authority (excluding the CRA and other taxing authorities) concerning the violation or possible violation of any Requirement of Law by any Credit Party.

     3.6 No Default. No Default or Event of Default exists or would result from the incurring of any Obligations by any Credit Party or the grant or perfection of Agent’s Liens on the Collateral. No Credit Party is in default under or with respect to any Contractual Obligation in any respect which, individually or together with all such defaults, would reasonably be expected to have a Material Adverse Effect.

     3.7 Pension Plan and Benefit Plan Compliance; ERISA.

     (a) As of the Closing Date, Schedule 3.7 lists all Canadian Benefit Plans and Canadian Pension Plans maintained or contributed to by each Credit Party. The Canadian Pension Plans are duly registered under the ITA and all other applicable laws which require registration. Each Credit Party has complied with and performed all of its obligations under and in respect of the Canadian Pension Plans and Canadian Benefit Plans under the terms thereof, any funding agreements and all applicable laws (including any fiduciary, funding, investment and administration obligations). All employer and employee payments, contributions or premiums to be remitted, paid to or in respect of each Canadian Pension Plan or Canadian Benefit Plan have been paid in a timely fashion in accordance with the terms thereof, any funding agreement and all applicable laws. There have been no improper withdrawals or applications of the assets of the Canadian Pension Plans or the Canadian Benefit Plans. Except as set forth on Schedule 3.7, there are no outstanding disputes concerning the assets of the Canadian Pension Plans or the Canadian Benefit Plans. Except as set forth on Schedule 3.7, each of the Canadian Pension Plans is fully funded on a solvency basis (using actuarial methods and assumptions which are consistent with the valuations last filed with the applicable Governmental Authorities and which are consistent with generally accepted actuarial principles).

     (b) Schedule 3.7 sets forth, as of the Closing Date, a complete and correct list of, and that separately identifies, (a) all Title IV Plans, (b) all Multiemployer Plans and (c) all material U.S. Benefit Plans. Each U.S. Benefit Plan, and each trust thereunder, intended to qualify for tax exempt status under Section 401 or 501 of the Code or other Requirements of Law so qualifies. Except for, or in connection with, the PBGC Liabilities and those matters that would not reasonably be expected to result in Liabilities in excess of $5,000,000 in the aggregate, (x) each U.S. Benefit Plan is in compliance with applicable provisions of ERISA, the Code and other Requirements of Law, (y) there are no existing or pending (or to the knowledge of any Credit Party, threatened) claims (other than routine claims for benefits in the normal course), sanctions, actions, lawsuits or other proceedings or investigation involving any U.S. Benefit Plan to which any Credit Party incurs or otherwise has or could have an obligation or any Liability and (z) no ERISA Event is reasonably expected to occur. On the Closing Date, no ERISA Event has occurred in connection with which obligations and liabilities (contingent or otherwise) remain outstanding.

     3.8 [Intentionally Deleted.]

     3.9 [Intentionally Deleted.]

     3.10 Taxes. All federal, provincial, territorial, local and foreign income and franchise and other material tax returns, reports and statements (collectively, the “Tax Returns”) required to be filed by any Tax Affiliate have been filed with the appropriate Governmental Authorities, all such Tax Returns are true and correct in all material respects, and all taxes, assessments and other governmental charges and impositions reflected therein or otherwise due and payable have been paid prior to the date on which any Liability may be added thereto for non-payment thereof except for those contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves are maintained on the books of the appropriate Tax Affiliate in accordance with GAAP. As of the date of this Agreement, no Tax Return is under audit or examination by any Governmental Authority, and no notice of any audit or examination or any assertion of any claim for Taxes has been given or made by any Governmental Authority. Proper and accurate amounts have been withheld by each Tax Affiliate from their respective employees for all periods in full and complete compliance with the tax, social security and unemployment withholding provisions of applicable Requirements of Law and such withholdings have been timely paid to the respective Governmental Authorities.

     3.11 Financial Condition.

               (a) The audited consolidated balance sheet of Parent and the related audited consolidated statements of income or operations, shareholders’ equity and cash flows for the Fiscal Year ended September 25, 2010:

                         (i) were prepared in accordance with GAAP consistently applied throughout the respective periods covered thereby, except as otherwise expressly noted therein, subject to, in the case of the unaudited interim financial statements, normal year-end adjustments and the lack of footnote disclosures; and

                         (ii) present fairly in all material respects the consolidated financial condition of Parent and its Subsidiaries as of the dates thereof and results of operations for the periods covered thereby.

               (b) Since September 25, 2010, there has been no Material Adverse Effect.

               (c) The Credit Parties have no Indebtedness other than Indebtedness permitted pursuant to Section 5.5 and have no Contingent Obligations other than Contingent Obligations permitted pursuant to Section 5.9.

               (d) All financial performance projections delivered to Agent, including the financial performance projections delivered on the Closing Date, represent the Borrowers’ best good faith estimate of future financial performance and are based on assumptions believed by the Borrowers to be fair and reasonable in light of current market conditions, it being acknowledged and agreed by Agent and Lenders that projections as to future events are not to be viewed as facts and that the actual results during the period or periods covered by such projections may differ from the projected results.

     3.12 Environmental Matters. Except as set forth in Schedule 3.12, and except where any failures to comply would not reasonably be expected to result in, either individually or in the aggregate, Material Environmental Liabilities of the Credit Parties, (a) the operations of each Credit Party are and have been in compliance with all applicable Environmental Laws, including obtaining, maintaining and complying with all Permits required by any applicable Environmental Law, (b) no Credit Party is party to, and no Credit Party and no real estate currently (or to the knowledge of any Credit Party previously) owned, leased, subleased, operated or otherwise occupied by or for any such Person is subject to or the subject of, any Contractual Obligation or any pending (or, to the knowledge of any Credit Party, threatened) order, action, investigation, suit, proceeding, audit, claim, demand, dispute or notice of violation or of potential liability or similar notice relating in any manner to any Environmental Laws, (c) no Lien in favour of any Governmental Authority securing, in whole or in part, Environmental Liabilities has attached to any property of any Credit Party and, to the knowledge of any Credit Party, no facts, circumstances or conditions exist that could reasonably be expected to result in any such Lien attaching to any such property, (d) no Credit Party has caused or suffered to occur a Release of Hazardous Materials at, to or from any real estate which is not in compliance with Environmental Laws, (e) all real estate currently (or to the knowledge of any Credit Party previously) owned, leased, subleased, operated or otherwise occupied by or for any such Credit Party is free of contamination by any Hazardous Materials which is not in compliance with Environmental Laws, and (f) no Credit Party (i) is or has been engaged in, or has permitted any current or former tenant to engage in, operations in violation of any Environmental Law or (ii) knows of any facts, circumstances or conditions reasonably constituting notice of a violation of any Environmental Law, including receipt of any information request or notice of potential responsibility under any Environmental Laws. Each Credit Party has made available to Agent copies of all material existing environmental reports, reviews and audits and all material documents pertaining to actual or potential Environmental Liabilities, in each case to the extent such reports, reviews, audits and documents are in their possession, custody, control or otherwise available to the Credit Parties.

     3.13 Regulated Entities. No Credit Party is subject to regulation under any Canadian federal, provincial, territorial, local or foreign statute, rule or regulation limiting its ability to incur Indebtedness, pledge its assets or perform its Obligations under the Loan Documents.

     3.14 Solvency. Both before and after giving effect to (a) the Loans made and Letters of Credit Issued on or prior to the date this representation and warranty is made or remade, (b) the disbursement of the proceeds of such Loans to or as directed by Borrower Representative, and (c) the payment and accrual of all transaction costs in connection with the foregoing, both the Credit Parties taken as a whole and each Borrower individually are Solvent.

     3.15 Labour Relations. There are no strikes, work stoppages, slowdowns or lockouts existing, pending (or, to the knowledge of any Credit Party, threatened) against or involving any Credit Party, except for those that would not, in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 3.15, as of the Closing Date, (a) there is no collective bargaining or similar agreement with any union, labour organization, works council or similar representative covering any employee of any Credit Party, (b) no petition for certification or election of any such representative is existing or pending with respect to any employee of any Credit Party and (c) no such representative has sought certification or recognition with respect to any employee of any Credit Party.

     3.16 Intellectual Property. The Perfection Certificate sets forth a true and complete list of the following Intellectual Property each Credit Party owns, licenses or otherwise has the right to use: (i) Intellectual Property relating to the Collateral that is registered or subject to applications for registration, (ii) Internet Domain Names relating to the Collateral and (iii) material Intellectual Property and material Software, in each case relating to the Collateral, separately identifying that owned and licensed to such Credit Party and including for each of the foregoing items (1) the owner, (2) the title, (3) the jurisdiction in which such item has been registered or otherwise arises or in which an application for registration has been filed, (4) as applicable, the registration or application number and registration or application date and (5) any IP Licenses or other rights (including franchises) granted by such Credit Party with respect thereto. Each Credit Party owns, or is licensed to use, all Intellectual Property necessary to conduct its business as currently conducted except for such Intellectual Property the failure of which to own or license would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. To the knowledge of each Credit Party, (a) the conduct and operations of the businesses of each Credit Party does not infringe, misappropriate, dilute, violate or otherwise impair any Intellectual Property owned by any other Person and (b) no other Person has contested any right, title or interest of any Credit Party in, or relating to, any Intellectual Property, other than, in each case, as cannot reasonably be expected to affect the Loan Documents and the transactions contemplated therein and would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

     3.17 Brokers’ Fees; Transaction Fees. Except for fees payable to Agent and Lenders, none of the Credit Parties has any obligation to any Person in respect of any finder’s, broker’s or investment banker’s fee in connection with the transactions contemplated hereby.

     3.18 Insurance. Schedule 3.18 lists all insurance policies of any nature maintained, as of the Closing Date, for current occurrences by each Credit Party, including issuers, coverages and deductibles. Each of the Credit Parties and their respective Properties are insured with financially sound and reputable insurance companies which are not Affiliates of the Borrowers, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar Properties in localities where such Person operates.

     3.19 Ventures, Subsidiaries and Affiliates; Outstanding Stock. The Perfection Certificate contains a true and complete organizational chart of Parent and all of its Subsidiaries (other than Immaterial Subsidiaries and Foreign Subsidiaries), which the Credit Parties shall update upon notice to Agent promptly following the incorporation, organization or formation of any Subsidiary or the completion of any Permitted Acquisition or Permitted Investment. All of the issued and outstanding Stock of each Credit Party is owned by each of the Persons set forth in the Perfection Certificate.

     3.20 Jurisdiction of Organization; Chief Executive Office. The Perfection Certificate lists each Credit Party’s jurisdiction of organization, legal name and organizational identification number, if any, and the location of such Credit Party’s chief executive office or sole place of business or domicile (within the meaning of the Civil Code of Quebec), in each case as of the date hereof, and also lists all jurisdictions of organization and legal names of such Credit Party for the five years preceding the Closing Date.

     3.21 Locations of Inventory, Equipment and Books and Records. Each Credit Party’s inventory (other than inventory in transit) and books and records concerning the Collateral are as of the date thereof kept at the locations listed in the Perfection Certificate (which shall be promptly updated by the Credit Parties upon notice to Agent as permanent Collateral locations change).

     3.22 Deposit Accounts and Other Accounts. The Perfection Certificate lists all banks and other financial institutions at which any Credit Party maintains deposit or other accounts as at the date thereof, and such Perfection Certificate correctly identifies the name and address of each depository, the name in which the account is held, a description of the purpose of the account, and the complete account number therefor.

     3.23 Customer and Trade Relations. As of the date of this Agreement, to the knowledge of any Credit Party, there exists no actual or threatened termination or cancellation of, or any material adverse modification or change in (a) the business relationship of any Credit Party with any customer or group of customers whose purchases during the preceding 12 calendar months caused them to be ranked among the ten largest customers of such Credit Party or (b) the business relationship of any Credit Party with any supplier essential to its operations.

     3.24 Bonding; Licenses. Except as set forth in Schedule 3.24, as of the Closing Date, no Credit Party is a party to or bound by any surety bond agreement, indemnification agreement therefor or bonding requirement with respect to products or services sold by it.

     3.25 Term Debt. As of the date of this Agreement, the Borrowers have delivered to Agent a complete and correct copy of the Term Indebtedness Documents (including all schedules, exhibits, amendments, supplements, modifications, assignments and all other documents delivered pursuant thereto or in connection therewith).

     3.26 Full Disclosure. None of the representations or warranties made by any Credit Party in the Loan Documents as of the date such representations and warranties are made or deemed made, and none of the statements contained in each exhibit, report, statement or certificate furnished by or on behalf of any Credit Party in connection with the Loan Documents (including the offering and disclosure materials, if any, delivered by or on behalf of any Credit Party to Agent or the Lenders prior to the Closing Date), contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading as of the time when made or delivered.

     3.27 Counter-Terrorism Regulations and Anti-Money Laundering. Each Credit Party is and will remain in compliance with all applicable economic sanctions laws and all applicable anti-money laundering and counter-terrorism financing laws, including the provisions of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), the United Nations Act (Canada), the Trading with the Enemy Act, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B Chapter V, as amended) and any other enabling legislation or executive order relating thereto, the Patriot Act, and other federal, provincial, territorial, local or foreign laws relating to “know your customer” and anti-money laundering rules and regulations which apply to it. No Credit Party or Affiliate of a Credit Party (i) is a Person designated by the Canadian government on any list set out in the United Nations Al-Qaida and Taliban Regulations, the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism or the Criminal Code (collectively, the “Terrorist Lists”) with which a Canadian Person cannot deal with or otherwise engage in business transactions, (ii) is a Person who is otherwise the target of Canadian economic sanctions laws such that a Canadian Person cannot deal or otherwise engage in business transactions with such Person or (iii) is controlled by (including without limitation by virtue of such person being a director or owning voting shares or interests), or acts, directly or indirectly, for or on behalf of, any person or entity on any Terrorist List or a foreign government that is the target of Canadian economic sanctions prohibitions such that the entry into, or performance under, this Agreement or any other Loan Document would be prohibited under Canadian law. No part of the proceeds of any Loan will be used directly or indirectly for any payments to any government official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of any applicable laws.

     3.28 Material Contracts. Each of the Material Contracts is in full force and effect. No Credit Party is in default under or in breach of any term or condition of any Material Contract that would have, either individually or in the aggregate, a Material Adverse Effect, nor is any Credit Party aware of any default under or breach of any term or condition of any Material Contract by any other party thereto that would have a Material Adverse Effect.

     3.29 Debt Incurred Under Note Indenture. There is no Debt Incurred (as each such term is defined in the Note Indenture) under clause (xxi) of the definition of “Permitted Debt” under Section 1.1 of the Note Indenture which reduces the amount of Debt (as defined in the Note Indenture) that may be incurred by a Credit Party under clause (i) of the definition of “Permitted Debt” under Section 1.1 of the Note Indenture.

     ARTICLE IV
AFFIRMATIVE COVENANTS

     Each Credit Party covenants and agrees that, so long as any Lender shall have any Commitment hereunder, or any Loan or other Obligation (other than contingent indemnification Obligations to the extent no claim giving rise thereto has been asserted) shall remain unpaid or unsatisfied:

     4.1 Financial Statements. Each Credit Party shall maintain a system of accounting established and administered in accordance with sound business practices to permit the preparation of financial statements in conformity with GAAP (provided that monthly financial statements shall not be required to have footnote disclosures and are subject to normal year-end adjustments). The Borrowers shall deliver to Agent and each Lender by Electronic Transmission and in detail reasonably satisfactory to Agent and the Required Lenders:

               (a) as soon as available, but not later than one hundred and twenty (120) days after the end of each Fiscal Year, a copy of the audited consolidated and consolidating balance sheets of Parent as at the end of such year and the related consolidated and consolidating statements of income or operations, shareholders’ equity and cash flows (except that cash flow statements are required on a consolidated basis only) for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, and accompanied by the report of any “Big Four” or other nationally-recognized independent chartered accounting firm reasonably acceptable to Agent which report shall (i) contain an unqualified opinion, stating that such consolidated financial statements present fairly in all material respects the financial position for the periods indicated in conformity with GAAP applied on a basis consistent with prior years and (ii) not include any explanatory paragraph expressing substantial doubt as to going concern status;

               (b) as soon as available, but not later than forty-five (45) days after the end of each Fiscal Quarter, a copy of the unaudited consolidated and consolidating balance sheets of Parent, and the related consolidated and consolidating statements of income, shareholders’ equity and cash flows (except that cash flow statements are required on a consolidated basis only) as of the end of such Fiscal Quarter and for the portion of the Fiscal Year then ended, all certified on behalf of Parent by an appropriate Responsible Officer of Parent as being complete and correct and fairly presenting, in all material respects, in accordance with GAAP, the financial position and the results of operations of Parent subject to normal year-end adjustments and absence of footnote disclosures.

     4.2 Appraisals; Certificates; Other Information. The Borrowers shall furnish to Agent and each Lender by Electronic Transmission:

               (a) together with each delivery of financial statements pursuant to subsections 4.1(a) and 4.1(b), (i) a management discussion and analysis report, in reasonable detail, signed by the chief financial officer of Parent, describing the consolidated operations and financial condition of Parent for the Fiscal Quarter then ended and the portion of the Fiscal Year then ended (or for the Fiscal Year then ended in the case of annual financial statements), and (ii) a report setting forth in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year and, to the extent reasonably required by the Agent, Borrower Representative will be available to discuss the financial results reflected by such financial statements;

               (b) concurrently with the delivery of the financial statements referred to in subsections 4.1(a) and 4.1(b) above, a fully and properly completed Compliance Certificate in the form of Exhibit 4.2(b), certified on behalf of the Borrowers by a Responsible Officer of the Borrower Representative;

               (c) promptly after the same are sent, copies of all financial statements and reports which any Credit Party sends to its shareholders or other equity holders, as applicable, generally and promptly after the same are filed, copies of all financial statements and regular, periodic or special reports which such Person may make to, or file with, any securities commission or similar Governmental Authority;

               (d) if (A) Excess Availability is equal to or greater than $10,000,000, as soon as available and in any event within eleven (11) Business Days after the end of each fiscal month, and (B) Excess Availability is less than $10,000,000, as soon as available and in any event within two (2) Business Days after the end of each calendar week, and in either case, at such other times as Agent may reasonably require, a Combined Borrowing Base Certificate, certified on behalf of the Borrowers by a Responsible Officer of the Borrower Representative, setting forth the Combined Borrowing Base as at the end of the most-recently ended fiscal month or as at such other date as Agent may reasonably require;

               (e) concurrently with the delivery of the Combined Borrowing Base Certificate, a summary of Inventory by location and type with a supporting perpetual Inventory report, in each case accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

               (f) concurrently with the delivery of the Combined Borrowing Base Certificate, a monthly trial balance showing Accounts outstanding aged from invoice date as follows: 1 to 30 days, 31 to 60 days, 61 to 90 days and 91 days or more, accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

               (g) concurrently with the delivery of the Combined Borrowing Base Certificate, an aging of accounts payable accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

               (h) if (A) Excess Availability is equal to or greater than $10,000,000, as soon as available and in any event within eleven (11) Business Days after the end of each fiscal month, and (B) Excess Availability is less than $10,000,000, as soon as available and in any event within two (2) Business Days after the end of each calendar week, and in either case, at such other times as Agent may request from time to time, (together with a copy of all or any part of such delivery requested by any Lender in writing after the Closing Date), collateral reports, including, at the request of the Agent, all additions and reductions (cash and non-cash) with respect to Accounts of the Credit Parties in each case accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion each of which shall be prepared by the Borrower Representative as of the last day of the immediately preceding week or the date 2 days prior to the date of any request;

               (i) to Agent, as soon as available and in any event within eleven (11) Business Days after the end of each fiscal month:

                         (i) a reconciliation of the most recent Combined Borrowing Base Certificate, general ledger and month-end accounts receivable aging of each Borrower to such Borrower’s general ledger, accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

                         (ii) reconciliation of the perpetual inventory by location to each Borrower’s most recent Combined Borrowing Base Certificate and general ledger, in each case, accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

                         (iii) a reconciliation of the accounts payable aging to each Borrower’s general ledger, accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

                         (iv) a reconciliation of the accounts receivable aging to each Borrower’s general ledger, accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

                         (v) a reconciliation of the outstanding Loans as set forth in the monthly loan account statement provided by Agent to each Borrower’s general ledger, accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

                         (vi) a confirmation of the amount of EBITDA (for the most recently completed Rolling Period;

                         (vii) a summary of monthly EBITDA for each Credit Party by location; and

                         (viii) for so long as there are Liens in favour of Hydro-Quebec against any Credit Party, a certificate certifying that all amounts owing to Hydro-Quebec by such Credit Party have been paid when due with respect to the previous month;

                         (ix) a monthly detailed status update in form and substance satisfactory to the Agent and the Lenders with respect to the Pension Liabilities, including the amount of any deficit under the relevant plans, ongoing funding obligations, copies of all actuarial reports, and the status of negotiations with any Governmental Authority in connection therewith, and (b) an officer's certificate signed by a designated authorized signing officer of Tembec Industries Inc. certifying that all amounts owing on account of the Pension Liabilities have been paid when due, and (iii) written notice to the Agent and the Lenders promptly upon becoming aware of the filing of any Lien or of the intention by any Person to file such a Lien or the taking of any action or proceeding with respect to such filing or in connection with the Pension Liabilities; and

               (j) as soon as available and in any event no later than 10 Business Days after approval thereof by Parent’s Board of Directors (but not later than 30 days after the end of the applicable Fiscal Year of Parent), projections of the Credit Parties consolidated and consolidating financial performance for the forthcoming three Fiscal Years on a year by year basis, and for the forthcoming Fiscal Year on a quarterly basis;

               (k) promptly upon receipt thereof, copies of any reports submitted by the certified chartered accountants in connection with each annual, interim or special audit or review of any type of the financial statements or internal control systems of any Credit Party made by such accountants, including any comment letters submitted by such accountants to management of any Credit Party in connection with their services;

               (l) upon Agent’s request from time to time, the Credit Parties shall permit and enable Agent to obtain appraisals in form and substance and from appraisers reasonably satisfactory to Agent stating the then Net Orderly Liquidation Value, or such other value as determined by Agent, of all or any portion of the Inventory of any Credit Party; provided, that notwithstanding any provision herein to the contrary, the Credit Parties shall only be obligated to reimburse Agent for the expenses of such appraisals (i) occurring once per twelve-month period if Excess Availability is in excess of $10,000,000 at all times during such twelve-month period, or twice per year if Excess Availability is $10,000,000 or less any time during such twelvemonth period, or more frequently so long as an Event of Default has occurred and is continuing, and (ii) provided that no Event of Default has occurred and is continuing during any twelvemonth period, to a maximum of $75,000 for such twelve month period; and

               (m) promptly, such additional business, financial, corporate affairs, perfection certificates and other information as Agent may from time to time reasonably request.

     4.3 Notices. The Borrowers shall notify promptly Agent and each Lender of each of the following (and in no event later than three (3) Business Days after a Responsible Officer becoming aware thereof):

               (a) the occurrence or existence of any Default or Event of Default, or any event or circumstance that foreseeably will become a Default or Event of Default;

               (b) any breach or non-performance of, or any default under, any Contractual Obligation of any Credit Party, or any violation of, or non-compliance with, any Requirement of Law, which would reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect, including a description of such breach, non-performance, default, violation or non-compliance and the steps, if any, such Person has taken, is taking or proposes to take in respect thereof;

               (c) any dispute, litigation, investigation, proceeding or suspension which may exist at any time between any Credit Party and any Governmental Authority which would reasonably be expected to result, either individually or in the aggregate for matters which are related, in Liabilities in excess of $10,000,000;

               (d) the commencement of, or any material development in, any litigation or proceeding affecting any Credit Party (i) in which the amount of damages claimed is $2,000,000 (or its equivalent in another currency or currencies) or more, (ii) in which injunctive or similar relief is sought and which, if adversely determined, would reasonably be expected to have a Material Adverse Effect, or (iii) in which the relief sought is an injunction or other stay of the performance of this Agreement, any other Loan Document or any Related Agreement;

               (e) (i) the receipt by any Credit Party of any notice of violation of or potential liability or similar notice under Environmental Law, (ii)(A) Releases in breach of Environmental Laws, (B) the existence of any condition that could reasonably be expected to result in violations of or Liabilities under, any Environmental Law or (C) the commencement of, or any material change to, any action, investigation, suit, proceeding, audit, claim, demand, dispute alleging a violation of or Liability under any Environmental Law which in the case of clauses (A), (B) and (C) above, in the aggregate for all such clauses, would reasonably be expected to result in Material Environmental Liabilities, (iii) the receipt by any Credit Party of notification that any property of any Credit Party is subject to any Lien in favour of any Governmental Authority securing, in whole or in part, Environmental Liabilities and (iv) any proposed acquisition or lease of Real Estate, if such acquisition or lease would reasonably be expected to result in Environmental Liabilities in excess of $5,000,000;

               (f) (i) on or prior to any filing by any ERISA Affiliate of any notice of any reportable event under Section 4043 of ERISA, or intent to terminate any Title IV Plan, a copy of such notice (ii) promptly, and in any event within ten (10) days, after any officer of any ERISA Affiliate knows or has reason to know that a request for a minimum funding waiver under Section 412 of the Code has been filed with respect to any Title IV Plan or Multiemployer Plan, a notice describing such waiver request and any action that any ERISA Affiliate proposes to take with respect thereto, together with a copy of any notice filed with the PBGC or the IRS pertaining thereto, and (iii) promptly, and in any event within ten (10) days after any officer of any ERISA Affiliate knows or has reason to know that an ERISA Event will or has occurred, a notice describing such ERISA Event, and any action that any ERISA Affiliate proposes to take with respect thereto, together with a copy of any notices received from or filed with the PBGC, IRS, Multiemployer Plan or other U.S. Benefit Plan pertaining thereto;

               (g) any Material Adverse Effect subsequent to the date of the most recent audited financial statements delivered to Agent and Lenders pursuant to this Agreement;

               (h) any material change in accounting policies or financial reporting practices by any Credit Party;

               (i) any labour controversy resulting in or threatening to result in any strike, work stoppage, boycott, shutdown or other labour disruption against or involving any Credit Party if the same would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect;

                (j) the creation, establishment or acquisition of any Subsidiary which is not already a Credit Party, the business of which will be financed, directly or indirectly by the Revolving Loans, or which acquires any Collateral from any Credit Party;

               (k) the issuance by or to any Credit Party of any Stock or Stock Equivalent (other than issuances by Holdings of Stock or Stock Equivalents to a Credit Party or issuances not requiring a mandatory prepayment hereunder);

               (l) (i) the creation, or filing with the CRA or any other Governmental Authority, of any Contractual Obligation or other document extending, or having the effect of extending, the period for assessment or collection of any income or franchise or other material taxes with respect to any Tax Affiliate and (ii) the creation of any Contractual Obligation of any Tax Affiliate, or the receipt of any request directed to any Tax Affiliate, to make any material adjustment, by reason of a change in accounting method or otherwise;

               (m) if Availability or Excess Availability falls below $10,000,000 at any time.

Each notice pursuant to this Section 4.3 shall be in electronic form accompanied by a statement by a Responsible Officer of the Borrower Representative, on behalf of the Borrowers, setting forth details of the occurrence referred to therein, and stating what action the Borrowers or other Person proposes to take with respect thereto and at what time. Each notice under subsection 4.3(a) shall describe with particularity any and all clauses or provisions of this Agreement or other Loan Document that have been breached or violated.

     4.4 Preservation of Corporate Existence, Etc. Each Credit Party shall:

               (a) preserve and maintain in full force and effect its organizational existence and good standing under the laws of its jurisdiction of incorporation, organization or formation, as applicable, except, with respect to the Borrowers’ Subsidiaries, in connection with transactions permitted by Section 5.3;

               (b) preserve and maintain in full force and effect all rights, privileges, qualifications, permits, licenses and franchises necessary in the normal conduct of its business except in connection with transactions permitted by Section 5.3 and sales of assets permitted by Section 5.2 and except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect;

               (c) use its commercially reasonable efforts, in the Ordinary Course of Business, to preserve its business organization and preserve the goodwill and business of the customers, suppliers and others having material business relations with it;

               (d) preserve or renew all of its registered trademarks, trade names and service marks, the non-preservation of which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect; and

               (e) conduct its business and affairs without infringement of or interference with any Intellectual Property of any other Person in any material respect and shall comply in all material respects with the terms of its IP Licenses material to the conduct of its business in the ordinary course.

     4.5 Maintenance of Property. Each Credit Party shall maintain, and preserve all its Property which is used or useful in its business in good working order and condition, ordinary wear and tear excepted and shall make all necessary repairs thereto and renewals and replacements thereof except where the failure to do so would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

     4.6 Insurance.

               (a) Each Credit Party shall, (i) maintain or cause to be maintained in full force and effect all policies of insurance of any kind with respect to the property and businesses of the Credit Parties (including policies of life, fire, theft, product liability, public liability, property damage, other casualty, employee fidelity, workers’ compensation, business interruption and employee health and welfare insurance) with financially sound and reputable insurance companies or associations (in each case that are not Affiliates of the Borrowers) of a nature and providing such coverage as is sufficient and as is customarily carried by businesses of the size and character of the business of the Credit Parties and (ii) cause all such insurance relating to any Collateral of any Credit Party to name Agent as additional insured or loss payee, as appropriate. All policies of insurance on Collateral of the Credit Parties will contain an endorsement, in form and substance acceptable to Agent, showing loss payable to Agent and extra expense and business interruption endorsements. Such endorsement, or an independent instrument furnished to Agent, will provide that the insurance companies will give Agent at least 30 days’ prior written notice before any such policy or policies of insurance shall be materially altered or cancelled and that no act or default of the Credit Parties or any other Person shall affect the right of Agent to recover under such policy or policies of insurance in case of loss or damage. Each Credit Party shall direct all present and future insurers under its “All Risk” policies of property insurance related to its Collateral to pay all proceeds payable thereunder directly to Agent to the extent required pursuant to Section 1.8(b). If any such insurance proceeds are paid by cheque, draft or other instrument payable to any Credit Party and Agent jointly, Agent may endorse such Credit Party’s name thereon and do such other things as Agent may deem advisable to reduce the same to cash. Agent reserves the right at any time, upon review of each Credit Party’s risk profile, to require additional forms and limits of insurance.

               (b) Unless the Credit Parties provide Agent with evidence of the insurance coverage required by this Agreement, Agent may purchase insurance at the Credit Parties’ expense to protect Agent’s and Lenders’ interests in the Credit Parties’ properties. This insurance may, but need not, protect the Credit Parties’ interests. The coverage that Agent purchases may not pay any claim that any Credit Party makes or any claim that is made against such Credit Party in connection with said Property. The Borrowers may later cancel any insurance purchased by Agent, but only after providing Agent with evidence that there has been obtained insurance as required by this Agreement. If Agent purchases insurance, the Credit Parties will be responsible for the costs of that insurance, including interest and any other charges Agent may impose in connection with the placement of insurance, until the effective date of the cancellation or expiration of the insurance. The costs of the insurance shall be added to the Obligations. The costs of the insurance may be more than the cost of insurance the Borrowers may be able to obtain on their own.

               (c) The Credit Parties appoint Agent as their attorney-in-fact to settle or adjust all property damage claims under its casualty insurance policies relating to Inventory; provided, that such power of attorney shall only be exercised so long as an Event of Default has occurred and is continuing. Agent shall have no duty to exercise such power of attorney, but may do so at its discretion.

     4.7 Payment of Obligations. Such Credit Party shall, pay, discharge and perform as the same shall become due and payable or required to be performed, all their respective obligations and liabilities, including:

               (a) all tax liabilities, assessments and governmental charges or levies upon it or its Property, unless (i) the same are being contested in good faith by appropriate proceedings diligently prosecuted which stay the filing or enforcement of any Lien and for which adequate reserves in accordance with GAAP are being maintained by such Person; and (ii) the aggregate Liabilities secured by such Lien does not exceed $15,000,000;

               (b) all lawful claims which, if unpaid, would by law become a Lien upon the Collateral (other than a Permitted Lien) unless the same are being contested in good faith by appropriate proceedings diligently prosecuted which stay the imposition or enforcement of such Lien and for which adequate reserves in accordance with GAAP are being maintained by such Person;

               (c) all Indebtedness, as and when due and payable, but subject to any subordination provisions contained herein, in any other Loan Documents and/or in any instrument or agreement evidencing such Indebtedness;

               (d) the performance of all obligations under any Contractual Obligation to such Credit Party is bound, or to which it or any of its Property is subject, except where the failure to perform would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect; and

               (e) payments to the extent necessary to avoid the imposition of a Lien on the Collateral with respect to, or the involuntary termination of any underfunded Canadian Benefit Plan or U.S. Benefit Plan.

     4.8 Compliance with Laws; Pension Plans and Benefit Plans.

               (a) Each Credit Party shall comply with all Requirements of Law of any Governmental Authority having jurisdiction over it or its business, except where the failure to comply would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

               (b) For each existing, or hereafter adopted, Canadian Pension Plan and Canadian Benefit Plan, each Credit Party shall in a timely fashion comply with and perform in all material respects all of its obligations under and in respect of such Canadian Pension Plan or Canadian Benefit Plan, including under any funding agreements and all applicable laws (including any fiduciary, funding, investment and administration obligations).

               (c) All employer or employee payments, contributions or premiums required to be remitted, paid to or in respect of each Canadian Pension Plan or Canadian Benefit Plan shall be paid or remitted by each Credit Party in a timely fashion in accordance with the terms thereof, any funding agreements and all applicable laws.

               (d) Borrowers shall deliver to Agent (i) if requested by Agent, copies of each annual and other return, report or valuation with respect to each Canadian Pension Plan as filed with any applicable Governmental Authority; (ii) promptly after receipt thereof, a copy of any direction, order, notice, ruling or opinion that any Credit Party may receive from any applicable Governmental Authority with respect to any Canadian Pension Plan; and (iii) notification within 30 days of any increases having a cost to one or more of the Credit Parties in excess of $100,000 per annum in the aggregate, in the benefits of any existing Canadian Pension Plan or Canadian Benefit Plan, or the establishment of any new Canadian Pension Plan or Canadian Benefit Plan, or the commencement of contributions to any such plan to which any Credit Party was not previously contributing.

     4.9 Inspection of Property and Books and Records. Each Credit Party shall maintain proper books of record and account, in which full, true and correct entries in conformity with GAAP consistently applied shall be made of all financial transactions and matters involving the assets and business of such Person. Each Credit Party shall, with respect to each owned, leased, or controlled property, during normal business hours and upon reasonable advance notice (unless an Event of Default shall have occurred and be continuing, in which event no notice shall be required and Agent shall have access at any and all times during the continuance thereof): (a) provide access to such property to Agent and any of its Related Persons, as frequently as Agent determines to be appropriate acting reasonably; and (b) permit Agent and any of its Related Persons to conduct field examinations, audit, inspect and make extracts and copies from all of such Credit Party’s books and records, and evaluate and make physical verifications of the Inventory and other Collateral in any manner and through any medium that Agent considers advisable, in each instance, at the Credit Parties’ expense; provided that the Credit Parties shall only be obligated to reimburse Agent for the expenses of such field examinations occurring once per twelve-month period and in an amount not exceeding $100,000 if Excess Availability exceeds $10,000,000 at all times during such year, or twice per twelve-month period if Excess Availability is $10,000,000 or less any time during such year, or more frequently so long as an Event of Default has occurred and is continuing. Any Lender may accompany Agent or its Related Persons in connection with any inspection at such Lender’s expense. In all such visits, the Agent and the Lenders shall be accompanied by a representative of the Borrower (except during the continuance of an Event of Default).

     4.10 Use of Proceeds. The Borrowers shall use the proceeds of the Loans solely as follows: (a) to refinance on the Closing Date, Prior Indebtedness, (b) to pay costs and expenses required to be paid pursuant to Section 2.1, and (c) for working capital and other general corporate purposes not in contravention of any Requirement of Law and not in violation of this Agreement.

     4.11 Cash Management Systems. Each Credit Party shall enter into, and cause each depository, securities intermediary or futures intermediary to enter into, Control Agreements providing for “springing” cash dominion with respect to each deposit, securities, futures or similar account maintained by Credit Party (other than any payroll account so long as such payroll account is a zero balance account and withholding tax and fiduciary accounts) as of or after the Closing Date. With respect to accounts subject to “springing” Control Agreements, unless and until an Event of Default has occurred and is continuing or Excess Availability falls below $10,000,000 for more than five (5) consecutive Business Days, Agent shall not deliver to the relevant depository, securities intermediary or futures intermediary a notice or other instruction which provides for exclusive control over such account by Agent. With respect to deposit accounts subject to Control Agreements, each Credit Party covenants and agrees that it will not close any such account without the prior written consent of Agent.

     4.12 Landlord Agreements. Each Credit Party shall use commercially reasonable efforts to obtain a landlord agreement or bailee or mortgagee waivers, as applicable, from the lessor of each leased property, bailee in possession of any Collateral or mortgagee of any owned property with respect to each location where any Collateral is stored or located, which agreement shall be reasonably satisfactory in form and substance to Agent.

     4.13 Further Assurances.

               (a) Each Credit Party shall ensure that all written information, exhibits and reports furnished to Agent or the Lenders do not and will not contain any untrue statement of a material fact and do not and will not omit to state any material fact or any fact necessary to make the statements contained therein not misleading in light of the circumstances in which made, and will promptly disclose to Agent and the Lenders and correct any defect or error that may be discovered therein or in any Loan Document or in the execution, acknowledgement or recordation thereof.

               (b) Promptly upon request by Agent, the Credit Parties shall take such additional actions and execute such documents as Agent may reasonably require from time to time in order (i) to carry out more effectively the purposes of this Agreement or any other Loan Document, (ii) to subject to the Liens created by any of the Collateral Documents any of the Properties, rights or interests covered by any of the Collateral Documents, (iii) to perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and the Liens intended to be created thereby, and (iv) to better assure, convey, grant, assign, transfer, preserve, protect and confirm to the Secured Parties the rights granted or now or hereafter intended to be granted to the Secured Parties under any Loan Document. Without limiting the generality of the foregoing and except as otherwise approved in writing by Required Lenders, the Credit Parties shall cause each of their Subsidiaries (other than any Foreign Subsidiary or Immaterial Subsidiary) the business of which will be financed, directly or indirectly by the Revolving Loans, or which acquires any of the Property of a Credit Party to guarantee the Obligations and to cause each such Subsidiary to grant to Agent, for the benefit of the Secured Parties, a security interest in, subject to the limitations hereinafter set forth, all of such Subsidiary’s Collateral to secure such guarantee.

     4.14 Environmental Matters. Each Credit Party shall comply with, and maintain its Real Estate, whether owned, leased, subleased or otherwise operated or occupied, in compliance with, all applicable Environmental Laws (including by implementing any Remedial Action necessary to achieve such compliance) or that is required by orders and directives of any Governmental Authority except where the failure to comply would not reasonably be expected to, individually or in the aggregate, result in a Material Environmental Liability.

     ARTICLE V
NEGATIVE COVENANTS

     Each Credit Party covenants and agrees that, so long as any Lender shall have any Commitment hereunder, or any Loan or other Obligation (other than contingent indemnification Obligations to the extent no claim giving rise thereto has been asserted) shall remain unpaid or unsatisfied:

     5.1 Limitation on Liens. No Credit Party shall, and no Credit Party shall suffer or permit any of its Subsidiaries (other than any Immaterial Subsidiary and any Foreign Subsidiary) to, directly or indirectly, make, create, incur, assume or suffer to exist any Lien upon or with respect to any part of its Property, whether now owned or hereafter acquired, other than the following (“Permitted Liens”):

               (a) any Lien existing on the Collateral of a Credit Party on the Closing Date and set forth in Schedule 5.1 securing Indebtedness outstanding on such date and permitted by subsection 5.5(c), including replacement Liens on the Collateral currently subject to such Liens securing Indebtedness permitted by subsection 5.5(c);

               (b) any Lien created under any Loan Document;

               (c) any Lien on Property other than Collateral that is a “Permitted Lien” as defined in the Note Indenture (as in effect on the date hereof), provided that, for greater certainty, this subsection 5.1(c) does not permit the Credit Parties to grant any Lien on any Excluded Assets (as such term is defined in the Intercreditor Agreement) to secure Term Indebtedness;

               (d) Liens for taxes, fees, assessments or other governmental charges (i) which are not past due or remain payable without penalty, or (ii) the non-payment of which is permitted by Section 4.7;

               (e) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other similar Liens arising in the Ordinary Course of Business which are not past due or remain payable without penalty or which are being contested in good faith and by appropriate proceedings diligently prosecuted, which proceedings have the effect of preventing the forfeiture or sale of the Property subject thereto and for which adequate reserves in accordance with GAAP are being maintained;

               (f) Liens consisting of pledges or deposits required in the Ordinary Course of Business in connection with workers’ compensation, employment insurance and other social security legislation or to secure the performance of tenders, statutory obligations, surety, stay, customs and appeals bonds, bids, leases, governmental contract, trade contracts, performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money) or to secure liability to insurance carriers;

               (g) Liens consisting of judgment or judicial attachment liens (other than for payment of taxes, assessments or other governmental charges), provided that the enforcement of such Liens is effectively stayed and all such Liens secure claims in the aggregate at any time outstanding for the Credit Parties not exceeding $25,000,000;

               (h) easements, rights-of-way, zoning and other restrictions, minor defects or other irregularities in title, and other similar encumbrances incurred in the Ordinary Course of Business which, either individually or in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the Property subject thereto or interfere in any material respect with the ordinary conduct of the businesses of any Credit Party;

               (i) Liens on any Property acquired or held by any Credit Party securing Indebtedness incurred or assumed for the purpose of financing (or refinancing) all or any part of the cost of acquiring such Property and permitted under subsection 5.5(d); provided that (i) any such Lien attaches to such Property concurrently with or within twenty (20) days after the acquisition thereof, (ii) such Lien attaches solely to the Property so acquired in such transaction and the proceeds thereof, and (iii) the principal amount of the debt secured thereby does not exceed 100% of the cost of such Property;

               (j) Liens securing Capital Lease Obligations permitted under subsection 5.5(d);

               (k) any interest or title of a lessor or sublessor under any lease permitted by this Agreement;

               (l) non-exclusive licenses and sublicenses granted by a Credit Party and leases or subleases (by a Credit Party as lessor or sublessor) to third parties in the Ordinary Course of Business not interfering with the business of the Credit Parties or any of their Subsidiaries (other than Immaterial Subsidiaries and Foreign Subsidiaries);

               (m) to the extent not included in this Section 5.1, Prior Claims that secure amounts that are not yet due and payable or have been reserved against;

               (n) Liens (including the right of set-off) in favour of a bank or other depository institution arising as a matter of law encumbering deposits;

               (o) Liens in favour of customs and revenue authorities arising as a matter of law which secure payment of customs duties in connection with the importation of goods in the Ordinary Course of Business;

               (p) Liens securing Indebtedness permitted by subsection 5.5(h), provided that such Liens are subject to an intercreditor agreement in form and substance satisfactory to Agent; and

               (q) Liens securing Indebtedness permitted by subsection 5.5(i).

     5.2 Disposition of Assets. No Credit Party shall, directly or indirectly, sell, assign, lease, convey, transfer or otherwise dispose of (whether in one or a series of transactions) (or enter into any agreement to do any of the foregoing), any

               (a) Collateral, except:

                         (i) Inventory in the Ordinary Course of business;

                         (ii) Foreign Accounts that are neither Eligible Accounts nor Insured Eligible Accounts which are sold on an arm’s length basis at fair market value for cash considerations;

                         (iii) Dispositions between Credit Parties;

                         (iv) the licensing or disposition of Intellectual Property in the Ordinary Course of Business;

                         (v) dispositions of Cash Equivalents and which are sold on an arm’s length basis at fair market value for cash considerations; and

                         (vi) transactions permitted under Section 5.1(l);

               (b) Property that is not Collateral (including the Stock of any Subsidiary of any Credit Party except any Immaterial Subsidiary or Foreign Subsidiary, whether in a public or a private offering or otherwise, and accounts and notes receivable, with or without recourse), except

                         (i) dispositions to any Person other than an Affiliate of a Credit Party, of worn-out or surplus equipment having a fair market value not exceeding $25,000,000 in the aggregate in any Fiscal Year, all in the Ordinary Course of Business;

                         (ii) dispositions (other than of the Stock of any Subsidiary of any Credit Party) not otherwise permitted hereunder which are made for fair market value; provided, that (i) at the time of any disposition, no Event of Default shall exist or shall result from such disposition, (ii) not less than 90% of the aggregate sales price from such disposition shall be paid in cash, and (iii) the aggregate fair market value of all assets so sold by the Credit Parties shall not exceed in any Fiscal Year $5,000,000;

                         (iii) dispositions of Cash Equivalents and which are sold on an arm’s length basis at fair market value for cash considerations;

                         (iv) transactions permitted under Section 5.1(l); and

                         (v) dispositions of Property which is not Collateral and which are not otherwise permitted hereunder, provided that the gross revenues generated by or attributable to the Property which is the subject of each such disposition in the immediately previous trailing four Fiscal Quarter period, when taken together with the gross revenues generated by or attributable to all other Property disposed of pursuant to this Section 5.1(b)(v) in the same trailing four Fiscal Quarter period shall not exceed thirty percent (30%) of the gross revenues of the Credit Parties in the immediately previous trailing four Fiscal Quarter period.

     5.3 Amalgamation, Consolidations and Mergers. No Credit Party shall, (a) amalgamate, merge, consolidate with or into, or convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favour of any Person, except upon not less than five (5) Business Days prior written notice to Agent, (b) any Credit Party or Subsidiary of a Credit Party may amalgamate or merge with, or dissolve or liquidate into a Credit Party, provided that such Credit Party shall be the continuing or surviving entity and all actions required to maintain perfected Liens on the Collateral in favour of Agent shall have been completed.

     5.4 Acquisitions; Loans and Investments. No Credit Party shall (i) purchase or acquire, or make any commitment to purchase or acquire any Stock or Stock Equivalents, or any obligations or other securities of, or any interest in, any Person, including the establishment or creation of a Subsidiary, or (ii) make or commit to make any Acquisitions, or any other acquisition of all or substantially all of the assets of another Person, or of any business or division of any Person, including without limitation, by way of amalgamation, merger, consolidation or other combination or (iii) make or purchase, or commit to make or purchase, any advance, loan, extension of credit or capital contribution to or any other investment in, any Person except a Borrower, (the items described in clauses (i), (ii) and (iii) are referred to as “Investments”), except for:

               (a) Permitted Investments; and

               (b) Permitted Acquisitions.

     5.5 Limitation on Indebtedness. No Credit Party shall create, incur, assume, permit to exist, or otherwise become or remain directly or indirectly liable with respect to, any Indebtedness, except:

               (a) the Obligations;

               (b) Indebtedness consisting of Contingent Obligations described in clause (a) of the definition thereof and permitted pursuant to Section 5.9; and Indebtedness in respect of any Contingent Obligations in respect of any letter of credit issued by another financial institution in accordance with the last sentence of Section 1.1(b)(i);

               (c) Indebtedness existing on the Closing Date and set forth in Schedule 5.5 including Permitted Refinancings thereof;

               (d) Indebtedness not to exceed the principal component of $35,000,000 in the aggregate at any time outstanding, consisting of Capital Lease Obligations or secured by Liens permitted by subsection 5.1(i) and Permitted Refinancings thereof;

               (e) the Note Indenture Indebtedness and the Contingent Obligations under the Note Indenture Documents in each case as existing as of the date of this Agreement, provided that the Note Indenture Indebtedness may be increased to an aggregate principal amount not to exceed $500,000,000 on the condition that, (i) no Credit Party shall assume, incur or otherwise become liable upon or with respect to any Indebtedness or Contingent Obligation of the type contemplated under clause (xxi) of the definition of “Permitted Debt” under the Note Indenture (as in effect on the date hereof) except for Indebtedness and Contingent Obligations outstanding at the date hereof and Permitted Refinancings, and (ii) any Credit Party shall designate any Indebtedness or any Contingent Obligations assumed, incurred or for which such party otherwise becomes liable upon as Indebtedness to be included in the definition of “Credit Facilities” under clause (ii) of the definition of “Credit Facilities” under the Note Indenture;

               (f) unsecured intercompany Indebtedness permitted pursuant to Section 5.4;

               (g) other unsecured Indebtedness owing to Persons that are not Affiliates of the Credit Parties;

               (h) Term Indebtedness (other than Note Indenture Indebtedness) incurred by any Credit Party after the date of this Agreement in an aggregate principal amount not to exceed the amount by which (x) $500,000,000 exceeds (y) the outstanding Indebtedness permitted under subsection 5.5(e), provided that (A) with respect to such Indebtedness not exceeding an aggregate amount of $30,000,000, such Indebtedness is secured solely by Liens on Property that is not Collateral, and (B) with respect to such Indebtedness exceeding an aggregate amount of $30,000,000, (i) no material terms applicable to such Indebtedness (including the covenants, events of default and subordination provisions thereof) are materially less favourable to the Credit Parties (or any one of them) than the terms that are applicable under the Note Indenture Documents, (ii) the covenants contained therein are not more restrictive than the covenants contained in the Note Indenture Documents, (iii) the timing and amounts of principal amortization payments (including any sinking fund therefor) on such Indebtedness are no sooner and no greater, respectively, than the timing and amounts of principal repayments under the Note Indenture Documents, (iv) such Indebtedness shall mature at least six months beyond the maturity of the Loans, (v) the property and assets securing such Indebtedness shall be comprised solely of the property and assets subject to the Liens granted in favour of the Note Collateral Agent under the Note Indenture Documents, (vi) such Indebtedness provides that any Liens granted over the Collateral to secure such Indebtedness shall be subject to terms and conditions no less favourable to Agent than the terms agreed to by Note Collateral Agent under the Intercreditor Agreement, (vii) such Indebtedness accrues interest at a rate determined in good faith by the board of directors of the applicable Credit Party to be a market rate of interest for such Indebtedness at the time of issuance thereof, and (viii) such Indebtedness is otherwise on terms and conditions satisfactory to Agent, acting reasonably; provided, however, that the restrictions in clauses (i) and (viii) of this definition shall not apply to pricing of such Indebtedness; and

               (i) TII up-grade Indebtedness incurred by Tembec Industries Inc. or any of its Subsidiaries to finance the development, refurbishment or expansion of the mill and facilities at Temiscaming, Quebec, including acquisition or construction of hydro-electric generating assets or co-generation assets which are to provide electricity for use by the Credit Parties or sale to third parties; provided that such Indebtedness shall (i) not exceed an aggregate amount of $150,000,000, and (ii) constitute Non-Recourse Indebtedness.

     5.6 Employee Loans and Transactions with Affiliates. No Credit Party shall enter into any transaction with any Affiliate of a Borrower, and no Credit Party shall enter into any lending or borrowing transaction with any employees of any Credit Party, except:

               (a) as expressly permitted by this Agreement; or

               (b) in the Ordinary Course of Business and pursuant to the reasonable requirements of the business of such Credit Party upon fair and reasonable terms no less favourable to such Credit Party than would be obtained in a comparable arm’s length transaction with a Person not an Affiliate of a Credit Party;

               (c) loans or advances to employees of Credit Parties for travel, entertainment and relocation expenses and other ordinary business purposes in the Ordinary Course of Business; and

               (d) non-cash loans or advances made to employees of Credit Parties that are simultaneously used by such Persons to purchase Stock or Stock Equivalents of Parent.

               (e) all such transactions existing as of the Closing Date.

     5.7 [Intentionally Deleted.]

     5.8 Margin Stock; Use of Proceeds. No Credit Party shall use any portion of the Loan proceeds, directly or indirectly, to purchase or carry Margin Stock or repay or otherwise refinance Indebtedness of any Credit Party or others incurred to purchase or carry Margin Stock, or otherwise in any manner which is in contravention of any Requirement of Law or in violation of this Agreement.

     5.9 Contingent Obligations. No Credit Party shall create, incur, assume or suffer to exist any Contingent Obligations except in respect of the Obligations and except:

               (a) Contingent Obligations that would be Indebtedness permitted under Section 5.5 if the such Credit Party was primarily liable therefor;

               (b) endorsements for collection or deposit in the Ordinary Course of Business;

               (c) unsecured Rate Contracts entered into in the Ordinary Course of Business for bona fide hedging purposes and not for speculation;

               (d) Contingent Obligations of the Credit Parties existing as of the Closing Date including extension and renewals thereof which do not increase the amount of such Contingent Obligations or impose materially more restrictive or adverse terms on the Credit Parties as compared to the terms of the Contingent Obligation being renewed or extended;

               (e) Contingent Obligations arising under indemnity agreements to title insurers to cause such title insurers to issue to Agent title insurance policies;

               (f) Contingent Obligations arising with respect to customary indemnification obligations in favour of (i) sellers in connection with Acquisitions permitted hereunder and (ii) purchasers in connection with dispositions permitted under subsection 5.2(b);

               (g) Contingent Obligations arising under Letters of Credit;

               (h) Contingent Obligations arising under guarantees, covenants, or contracts made in the Ordinary Course of Business of obligations of any Credit Party, which obligations are otherwise permitted hereunder; provided that if such obligation is subordinated to the Obligations, such guarantee shall be subordinated to the same extent; and

               (i) other unsecured Contingent Obligations not exceeding $10,000,000 in the aggregate at any time outstanding.

     5.10 Compliance with Pension and Benefit Plans; ERISA.

               (a) No Credit Party shall permit its unfunded pension fund and/or other employee benefit plan obligations and liabilities to remain unfunded other than in accordance with applicable law.

               (b) Except as regards the PBGC Liabilities, no ERISA Affiliate shall cause or suffer to exist (i) any event that could result in the imposition of a Lien on any asset of a Credit Party or a Subsidiary of a Credit Party with respect to any Title IV Plan or Multiemployer Plan or (ii) any other ERISA Event, that would, in the aggregate, result in Liabilities in excess of $10,000,000 (after deducting the Reserve contemplated by Section 1.15). No Credit Party shall cause or suffer to exist any event that could result in the imposition of a Lien with respect to any U.S. Benefit Plan.

     5.11 Restricted Payments. No Credit Party shall, (i) declare or make any dividend payment or other distribution of assets, properties, cash, rights, obligations or securities on account of any Stock or Stock Equivalent, or (ii) purchase, redeem or otherwise acquire for value any of its own Stock or its own Stock Equivalents now or hereafter outstanding (“Restricted Payments”); except that

               (a) any Wholly-Owned Subsidiary of a Borrower may declare and pay dividends to a Borrower or any Wholly-Owned Subsidiary of a Borrower;

               (b) Parent may declare and make dividend payments or other distributions payable solely in its Stock or Stock Equivalents; and

               (c) Parent may declare and make any other form of dividend payment or other distribution provided that (i) the Borrower Representative has given to the Agent not less than 10 Business Days’ prior written notice of any such dividend payment or other distribution, (ii) at the time of and immediately after giving effect to such dividend payment or other distribution, Availability shall be not less than $10,000,000, and no Default or Event of Default shall have occurred and be continuing, and (iii) no such dividend payment or other distribution shall be made from or with proceeds of any Borrowing.

     5.12 Change in Business. No Credit Party shall, engage in any line of business substantially different from those lines of business carried on by it on the date hereof, or lines of business which are reasonably ancillary thereto.

     5.13 Change in Structure. Except as expressly permitted under Section 5.3, no Credit Party shall, make any material changes in its equity capital structure, issue any Stock or Stock Equivalents (other than Stock of Parent) or amend any of its Organization Documents in any material respect and, in each case, in any respect adverse to Agent or Lenders.

     5.14 Changes in Accounting, Name or Jurisdiction of Organization. No Credit Party shall, (i) make any significant change in accounting treatment or reporting practices, except as required by GAAP, (ii) change the Fiscal Year or method for determining Fiscal Quarters of any Credit Party or of any consolidated Subsidiary of any Credit Party, (iii) change its name as it appears in official filings in its jurisdiction of organization, (iv) change its jurisdiction of organization, (v) change its chief place of business or chief executive office or domicile (within the meaning of the Civil Code of Quebec) or warehouses or locations at which Collateral is held or stored or the location of its records concerning the Collateral, in the case of clauses (iii), (iv) and (v), without at least ten (10) Business Days’ prior written notice to Agent and after having taken all actions required to continue the perfection of the Liens under the Collateral Documents.

     5.15 Amendments to Term Indebtedness.

               (a) No Credit Party shall, and no Credit Party shall permit any of its Subsidiaries directly or indirectly to, change or amend the terms of any Note Indenture Documents if the effect of such change or amendment is to: (A) move forward the final maturity date of any Note Claim (as defined in the Intercreditor Agreement) or create scheduled dates of principal payments on any Note Claim (as defined in the Intercreditor Agreement) prior to their final maturity date; (B) impose additional restrictions on the ability of any Credit Party to incur or pay Obligations or grant Liens to secure the Obligations (other than those in effect on the Closing Date); (C) add or change in a manner adverse to the Credit Parties any event of default or add or make more restrictive any covenant with respect to the Note Indenture Indebtedness; or (D) change or amend any other term if such change or amendment would materially increase the obligations of the Credit Parties or confer additional material rights on the holder of such Indebtedness in a manner adverse to the Credit Parties, Agent or Lenders.

     5.16 No Negative Pledges.

               (a) No Credit Party shall, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual restriction or encumbrance of any kind on the ability of any Credit Party to pay dividends or make any other distribution on any of such Credit Party’s Stock or Stock Equivalents or to pay fees, including management fees, or make other payments and distributions to a Borrower or any other Credit Party. No Credit Party shall, directly or indirectly, enter into, assume or become subject to any Contractual Obligation prohibiting or otherwise restricting the existence of any Lien upon any of its assets in favour of Agent, whether now owned or hereafter acquired except in connection with any document or instrument governing Liens permitted pursuant to subsections 5.1(h) and 5.1(i) provided that any such restriction contained therein relates only to the asset or assets subject to such permitted Liens.

               (b) No Credit Party other than Parent shall issue any Stock or Stock Equivalents if such issuance would result in an Event of Default under subsection 7.1(k).

     5.17 Counter-Terrorism Regulations Anti-Money Laundering. No Credit Party shall, and no Credit Party shall permit any of its Subsidiaries to fail to comply with the laws, regulations and executive orders referred to in Section 3.30.

     5.18 Sale-Leasebacks. No Credit Party shall, engage in a sale leaseback, synthetic lease or similar transaction involving any of its assets except to the extent permitted by the Term Indebtedness Documents as in effect as of the date hereof and provided that no such transaction affects any Collateral.

     5.19 Hazardous Materials. No Credit Party shall cause or suffer to exist any Release of any Hazardous Material at, to or from any real estate that would violate any Environmental Law or, form the basis for any Environmental Liabilities where such violation or such Environmental Liabilities would be reasonably expected, individually or in the aggregate, to result in liabilities in excess of $10,000,000.

     5.20 Prepayments of Other Indebtedness. No Credit Party shall, directly or indirectly, voluntarily purchase, redeem, defease or prepay any principal of, premium, if any, interest or other amount payable in respect of any Indebtedness prior to its scheduled maturity, other than (a) the Obligations, (b) Indebtedness secured by a Permitted Lien if the asset securing such Indebtedness has been sold or otherwise disposed of in a transaction permitted hereunder, (c) a Permitted Refinancing of Indebtedness permitted under subsection 5.5(c) or (d), (d) prepayment of intercompany Indebtedness to Credit Parties, and (e) provided no Default or Event of Default has occurred and is continuing or would result therefrom, any (i) voluntary redemption of Notes under the Term Indebtedness Documents, provided that no such redemption shall be made from or with proceeds of any Borrowings, or subject to (ii) below, from proceeds of Collateral, (ii) any voluntary redemption of Notes under the Term Indebtedness Documents, provided that the Borrower Representative has given not less than 10 Business Days’ prior written notice of any such redemption to the Agent and, at the time of and immediately after giving effect to such redemption, there shall be no outstanding Revolving Loans (other than Letters of Credit), Availability shall be not less than $10,000,000, and no Default or Event of Default shall have occurred and be continuing; and (iii) any mandatory redemption of the Notes under the Term Indebtedness Documents in accordance with Sections 4.10 and 4.14 of the Note Indenture as in effect on the date hereof, provided that no such redemption shall be made from or with proceeds of any Borrowing.

     5.21 Deposit Accounts and Other Accounts. Other than the Noteholder Proceeds Collateral Accounts, no Credit Party shall own or maintain a deposit, disbursement or collection account with a bank or other financial institution, or enter into a tri-party deposit account, securities account or futures account control agreement, lock box agreement or similar arrangement in respect of any such account, in each case without the prior written consent of Agent.

     ARTICLE VI
[DELETED INTENTIONALLY]

     ARTICLE VII
EVENTS OF DEFAULT

     7.1 Events of Default. Any of the following shall constitute an “Event of Default”:

               (a) Non-Payment. Any Credit Party fails (i) to pay when and as required to be paid herein, any amount of principal of, or interest on, any Loan, including after maturity of the Loans, or to pay any L/C Reimbursement Obligation or (ii) to pay within three (3) Business Days after the same shall become due, any fee or any other amount payable hereunder or pursuant to any other Loan Document;

               (b) Representation or Warranty. Any representation, warranty or certification by or on behalf of any Credit Party made or deemed made herein, in any other Loan Document, or which is contained in any certificate, document or financial or other statement by any such Person, or their respective Responsible Officers, furnished at any time under this Agreement, or in or under any other Loan Document, shall prove to have been incorrect in any material respect (without duplication of other materiality qualifiers contained therein) on or as of the date made or deemed made;

               (c) Specific Defaults. Any Credit Party fails to perform or observe any term, covenant or agreement contained in any of subsection 1.8(e), 4.2(a), 4.2(b), 4.2(d), 4.3(a) or 9.10(d), Section 4.1, 4.6, 4.9, 4.10 or 4.11 or Article V or the Fee Letter;

               (d) Other Defaults. Any Credit Party fails to perform or observe any other term, covenant or agreement contained in this Agreement or any other Loan Document, and such default shall continue unremedied for a period of fifteen (15) days after the earlier to occur of (i) the date upon which a Responsible Officer of any Credit Party becomes aware of such default and (ii) the date upon which written notice thereof is given to the Borrower Representative by Agent or Required Lenders;

               (e) Cross-Default. Any Credit Party (i) fails to make any payment in respect of any Indebtedness (other than the Obligations) or Contingent Obligation (other than the Obligations) having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than $25,000,000 when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) and such failure continues after the applicable grace or notice period, if any, specified in the document relating thereto on the date of such failure; or (ii) fails to perform or observe any other condition or covenant, or any other event shall occur or condition exist, under any agreement or instrument relating to any such Indebtedness or Contingent Obligation (other than Contingent Obligations owing by one Credit Party with respect to the obligations of another Credit Party permitted hereunder or earnouts permitted hereunder), if the effect of such failure, event or condition is to cause, or to permit the holder or holders of such Indebtedness or beneficiary or beneficiaries of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause such Indebtedness to be declared to be due and payable prior to its stated maturity (without regard to any subordination terms with respect thereto), or such Contingent Obligation to become payable or cash collateral in respect thereof to be demanded;

               (f) Cross-Default to Term Indebtedness. An event of default occurs under the Term Indebtedness;

               (g) Insolvency; Voluntary Proceedings. A Borrower, individually, ceases or fails, or the Credit Parties and their Subsidiaries on a consolidated basis, cease or fail, to be Solvent, or: (i) generally fails to pay, or admits in writing its inability to pay, its debts as they become due, subject to applicable grace periods, if any, whether at stated maturity or otherwise; (ii) voluntarily ceases to conduct its business in the ordinary course; (iii) commences any Insolvency Proceeding with respect to itself; or (iv) takes any action to effectuate or authorize any of the foregoing;

               (h) Involuntary Proceedings. (i) Any involuntary Insolvency Proceeding is commenced or filed against any Credit Party, or any writ, judgment, warrant of attachment, execution or similar process, is issued or levied against any such Person’s Properties and any such proceeding or petition shall not be dismissed, or such writ, judgment, warrant of attachment, execution or similar process shall not be released, vacated or fully bonded within sixty (60) days after commencement, filing or levy; (ii) any Credit Party admits the material allegations of a petition against it in any Insolvency Proceeding, or an order for relief (or similar order under non-Canadian law) is ordered in any Insolvency Proceeding; or (iii) any Credit Party acquiesces in the appointment of a receiver, receiver and manager, trustee, custodian, conservator, liquidator, sequestrator, mortgagee in possession (or agent therefor), or other similar Person for itself or a substantial portion of its Property or business;

               (i) Monetary Judgments. One or more judgments, non-interlocutory orders, decrees or arbitration awards shall be entered against any one or more of the Credit Parties involving in the aggregate a liability of $25,000,000 or more (excluding amounts covered by insurance to the extent the relevant independent third party insurer has not denied coverage therefor), and the same shall remain unsatisfied, unvacated and unstayed pending appeal for a period of thirty (30) days after the entry thereof;

               (j) Non-Monetary Judgments. One or more non-monetary judgments, orders or decrees shall be rendered against any one or more of the Credit Parties which has or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, and there shall be any period of ten (10) consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

               (k) Collateral. Any material provision of any Loan Document shall for any reason cease to be valid and binding on or enforceable against any Credit Party or Credit Party shall so state in writing or bring an action to limit its obligations or liabilities thereunder; or any Collateral Document shall for any reason (other than pursuant to the terms thereof) cease to create a valid security interest in the Collateral purported to be covered thereby or such security interest shall for any reason cease to be a perfected and first priority security interest subject only to Permitted Liens;

               (l) Change of Control. (i) any Person (or any successor to it continuing from any amalgamation, merger or other reorganization) becoming the owner, directly or indirectly, beneficially or of record, of Stock or Stock Equivalents representing (a) a majority or more of the aggregate ordinary voting power represented by the outstanding Stock of Parent, or (b) a majority or more of the votes attached to the Stock of Parent entitled to vote for the election of the board of directors of Parent, as applicable, (ii) Parent fails to directly or indirectly own, beneficially and or record, 100% of the issued and outstanding Stock of Tembec Industries Inc., (iii) Tembec Industries Inc. fails to directly or indirectly own, beneficially and of record, 100% of the issued and outstanding Stock of Tembec Enterprises Inc./Les Enterprises Tembec Inc., (iv) Tembec Industries Inc. and Tembec Enterprises Inc./Les Enterprises Tembec Inc. fail to directly own, beneficially and of record, 100% of issued and outstanding Stock of Tembec, (v) until the wind-up of Tembec Investments Inc. into Parent, Parent fails to directly own, beneficially and or record, 100% of the issued and outstanding Stock of Tembec Investments Inc., (vi) Tembec Industries Inc. fails to directly own, beneficially and of record, 100% of the issued and outstanding Stock of each of Spruce Falls Acquisition Corp., 3io Corp., A.R.C. Resins Corporation, in each case, at any time prior to such Credit Party ceasing to be a Credit Party under this Agreement, (vii) any sale, lease, exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the property and assets of any Credit Party, or (vii) the shareholders of any Credit Party approve any plan or proposal for the liquidation of such Credit Party, as applicable;

               (m) Material Contracts. Any Credit Party fails to perform or observe any term, covenant or agreement contained in any Material Contract to which it is a party on its part to be performed or observed where such failure could reasonably be expected to give rise to a Material Adverse Effect; or any Material Contract is terminated or revoked or permitted to lapse (other than in accordance with its terms and not as a result of default), or any party to a Material Contract delivers a notice of termination or revocation (other than in accordance with its terms and not as a result of default) in respect of such Material Contract; or

               (n) PBGC Liabilities. Any Credit Party is in default in making any payment, or fails to make any required payment, on account of the PBGC Liabilities or the PBGC places a Lien on any of the Collateral and, in either such case, there is insufficient Excess Availability to enable the Agent to establish a Reserve for the full amount of the PBGC Liabilities (based upon the then-current actuarial value of such obligations) without resulting in a Borrowing Base deficiency.

     7.2 Remedies. Upon the occurrence and during the continuance of any Event of Default, Agent may, and shall at the request of the Required Lenders:

               (a) declare all or any portion of the Commitment of each Lender to make Loans or of the L/C Issuer to issue Letters of Credit to be suspended or terminated, whereupon such Commitments shall forthwith be suspended or terminated;

               (b) declare all or any portion of the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable; without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by each Credit Party; and/or

               (c) exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents or applicable law;

provided, however, that upon the occurrence of any event specified in subsection 7.1(g) or 7.1(h) above (in the case of clause (i) of subsection 7.1(h) upon the expiration of the sixty (60) day period mentioned therein), the obligation of each Lender to make Loans and the obligation of the L/C Issuer to issue Letters of Credit shall automatically terminate and the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable without further act of Agent, any Lender or the L/C Issuer.

     7.3 Rights Not Exclusive. The rights provided for in this Agreement and the other Loan Documents are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided by law or in equity, or under any other instrument, document or agreement now existing or hereafter arising.

     7.4 Cash Collateral for Letters of Credit. If an Event of Default has occurred and is continuing, this Agreement (or the Revolving Loan Commitment) shall be terminated for any reason or if otherwise required by the terms hereof, Agent may, and upon request of Required Lenders, shall, demand (which demand shall be deemed to have been delivered automatically upon any acceleration of the Loans and other obligations hereunder pursuant to Section 7.2), and the Borrowers shall thereupon deliver to Agent, to be held for the benefit of the L/C Issuer, Agent and the Lenders entitled thereto, an amount of cash equal to 105% of the amount of L/C Reimbursement Obligations as additional collateral security for Obligations. Agent may at any time apply any or all of such cash and cash collateral to the payment of any or all of the Credit Parties’ Obligations. The remaining balance of the cash collateral will be returned to the Borrowers when all Letters of Credit have been terminated or discharged, all Commitments have been terminated and all Obligations have been paid in full in cash.

ARTICLE VIII
THE AGENT

     8.1 Appointment and Duties.

               (a) Appointment of Agent. Each Lender and each L/C Issuer hereby appoints GE Capital (together with any successor Agent pursuant to Section 8.9) as Agent hereunder and authorizes Agent to (i) execute and deliver the Loan Documents and accept delivery thereof on its behalf from any Credit Party, (ii) take such action on its behalf and to exercise all rights, powers and remedies and perform the duties as are expressly delegated to Agent under such Loan Documents and (iii) exercise such powers as are incidental thereto.

               (b) Duties as Collateral and Disbursing Agent. Without limiting the generality of clause (a) above, Agent shall have the sole and exclusive right and authority (to the exclusion of the Lenders and L/C Issuers), and is hereby authorized, to (i) act as the disbursing and collecting agent for the Lenders and the L/C Issuers with respect to all payments and collections arising in connection with the Loan Documents (including in any proceeding described in subsection 7.1(h) or any other bankruptcy, insolvency or similar proceeding), and each Person making any payment in connection with any Loan Document to any Secured Party is hereby authorized to make such payment to Agent, (ii) file and prove claims and file other documents necessary or desirable to allow the claims of the Secured Parties with respect to any Obligation in any proceeding described in subsection 7.1(g) or (h) or any other bankruptcy, insolvency or similar proceeding (but not to vote, consent or otherwise act on behalf of such Person), (iii) act as collateral agent for each Secured Party for purposes of the perfection of all Liens created by such agreements and all other purposes stated therein, (iv) manage, supervise and otherwise deal with the Collateral, (v) take such other action as is necessary or desirable to maintain the perfection and priority of the Liens created or purported to be created by the Loan Documents, (vi) except as may be otherwise specified in any Loan Document, exercise all remedies given to Agent and the other Secured Parties with respect to the Collateral, whether under the Loan Documents, applicable Requirements of Law or otherwise and (vii) execute any amendment, consent or waiver under the Loan Documents on behalf of any Lender that has consented in writing to such amendment, consent or waiver; provided, however, that Agent hereby appoints, authorizes and directs each Lender and L/C Issuer to act as collateral sub-agent for Agent, the Lenders and the L/C Issuers for purposes of the perfection of Liens with respect to any deposit account maintained by a Credit Party with, and cash and Cash Equivalents held by, such Lender or L/C Issuer, and may further authorize and direct the Lenders and the L/C Issuers to take further actions as collateral sub-agents for purposes of enforcing such Liens or otherwise to transfer the Collateral subject thereto to Agent, and each Lender and L/C Issuer hereby agrees to take such further actions to the extent, and only to the extent, so authorized and directed.

               (c) Limited Duties. Under the Loan Documents, Agent (i) is acting solely on behalf of the Secured Parties (except to the limited extent provided in subsection 1.4(b) with respect to the Register), with duties that are entirely administrative in nature, notwithstanding the use of the defined term “Agent”, the terms “agent”, “Agent” and “collateral agent” and similar terms in any Loan Document to refer to Agent, which terms are used for title purposes only, (ii) is not assuming any obligation under any Loan Document other than as expressly set forth therein or any role as agent, fiduciary or trustee of or for any Lender, L/C Issuer or any other Person and (iii) shall have no implied functions, responsibilities, duties, obligations or other liabilities under any Loan Document, and each Secured Party, by accepting the benefits of the Loan Documents, hereby waives and agrees not to assert any claim against Agent based on the roles, duties and legal relationships expressly disclaimed in clauses (i) through (iii) above.

               (d) Quebec Collateral. For greater certainty, and without limiting the powers of Agent or any other Person acting as mandatary (agent) of the Agent, each of the Secured Parties hereby irrevocably constitutes the Agent as the holder of an irrevocable power of attorney (fondé de pouvoir within the meaning of Article 2692 of the Civil Code of Québec) in order to hold hypothecs and security granted by any Credit Party on property pursuant to the laws of the Province of Québec in order to secure obligations of any Credit Party under any bond, debenture or similar title of indebtedness, issued by any Credit Party, and hereby agrees that Agent, may act as the bondholder and mandatary (i.e. agent) with respect to any shares, capital stock or other securities or any bond, debenture or similar title of indebtedness that may be issued by any Credit Party and pledged in favour of Agent, for the benefit of the Secured Parties. The execution by the Agent, acting as fondé de pouvoir and mandatary, prior to the Agreement of any deeds of hypothec or other security documents is hereby ratified and confirmed.

     Notwithstanding the provisions of Section 32 of An Act respecting the special powers of legal persons (Québec), Agent may acquire and be the holder of any bond or debenture issued by any Credit Party (i.e. the fondé de pouvoir may acquire and hold the first bond issued under any deed of hypothec by any Credit Party).

     The constitution of the Agent as fondé de pouvoir and as bondholder and mandatary with respect to any bond, debenture, shares, capital stock or other securities that may be issued and pledged from time to time to Agent for the benefit of the Secured Parties, shall be deemed to have been ratified and confirmed by each Person accepting an assignment of, a participation in or an arrangement in respect of, all or any portion of any Secured Parties’ rights and obligations under the Agreement by the execution of an assignment, including an Assignment or other agreement pursuant to which it becomes such assignee or participant, and by each successor Agent by the execution of an Assignment or other agreement, or by the compliance with other formalities, as the case may be, pursuant to which it becomes a successor Agent under the Agreement.

     The Agent acting as fondé de pouvoir shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favour of Agent in the Agreement, which shall apply mutatis mutandis to the Agent acting as fondé de pouvoir.

     8.2 Binding Effect. Each Secured Party, by accepting the benefits of the Loan Documents, agrees that (i) any action taken by Agent or the Required Lenders (or, if expressly required hereby, a greater proportion of the Lenders) in accordance with the provisions of the Loan Documents, (ii) any action taken by Agent in reliance upon the instructions of Required Lenders (or, where so required, such greater proportion) and (iii) the exercise by Agent or the Required Lenders (or, where so required, such greater proportion) of the powers set forth herein or therein, together with such other powers as are incidental thereto, shall be authorized and binding upon all of the Secured Parties.

     8.3 Use of Discretion.

               (a) Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided, that Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose Agent to liability or that is contrary to any Loan Document or applicable Requirement of Law; and

               (b) Agent shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Credit Party or its Affiliates that is communicated to or obtained by Agent or any of its Affiliates in any capacity.

               (c) Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Credit Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Agent in accordance with the Loan Documents for the benefit of all the Lenders and the L/C Issuer; provided that the foregoing shall not prohibit (i) the Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Agent) hereunder and under the other Loan Documents, (ii) each of the L/C Issuer and the Swingline Lender from exercising the rights and remedies that inure to its benefit (solely in its capacity as L/C Issuer or Swingline Lender, as the case may be) hereunder and under the other Loan Documents, (iii) any Lender from exercising setoff rights in accordance with Section 9.11 or (iv) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Credit Party under any bankruptcy or other debtor relief law; and provided further that if at any time there is no Person acting as Agent hereunder and under the other Loan Documents, then (A) the Required Lenders shall have the rights otherwise ascribed to the Agent pursuant to Section 7.2 and (B) in addition to the matters set forth in clauses (ii), (iii) and (iv) of the preceding proviso and subject to Section 9.11, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

     8.4 Delegation of Rights and Duties. Agent may, upon any term or condition it specifies, delegate or exercise any of its rights, powers and remedies under, and delegate or perform any of its duties or any other action with respect to, any Loan Document by or through any trustee, co-agent, employee, attorney-in-fact and any other Person (including any Secured Party). Any such Person shall benefit from this Article VIII to the extent provided by Agent.

     8.5 Reliance and Liability.

               (a) Agent may, without incurring any liability hereunder, (i) treat the payee of any Note as its holder until such Note has been assigned in accordance with Section 9.9, (ii) rely on the Register to the extent set forth in Section 1.4, (iii) consult with any of its Related Persons and, whether or not selected by it, any other advisors, accountants and other experts (including advisors to, and accountants and experts engaged by, any Credit Party) and (iv) rely and act upon any document and information (including those transmitted by Electronic Transmission) and any telephone message or conversation, in each case believed by it to be genuine and transmitted, signed or otherwise authenticated by the appropriate parties.

               (b) None of Agent and its Related Persons shall be liable for any action taken or omitted to be taken by any of them under or in connection with any Loan Document, and each Secured Party, Holdings, each Borrower and each other Credit Party hereby waive and shall not assert (and each of Holdings and the Borrowers shall cause each other Credit Party to waive and agree not to assert) any right, claim or cause of action based thereon, except to the extent of liabilities resulting primarily from the gross negligence or willful misconduct of Agent or, as the case may be, such Related Person (each as determined in a final, non-appealable judgment by a court of competent jurisdiction) in connection with the duties expressly set forth herein. Without limiting the foregoing, Agent:

                         (i) shall not be responsible or otherwise incur liability for any action or omission taken in reliance upon the instructions of the Required Lenders or for the actions or omissions of any of its Related Persons selected with reasonable care (other than employees, officers and directors of Agent, when acting on behalf of Agent);

                         (ii) shall not be responsible to any Lender, L/C Issuer or other Person for the due execution, legality, validity, enforceability, effectiveness, genuineness, sufficiency or value of, or the attachment, perfection or priority of any Lien created or purported to be created under or in connection with, any Loan Document;

                         (iii) makes no warranty or representation, and shall not be responsible, to any Lender, L/C Issuer or other Person for any statement, document, information, representation or warranty made or furnished by or on behalf of any Credit Party or any Related Person of any Credit Party in connection with any Loan Document or any transaction contemplated therein or any other document or information with respect to any Credit Party, whether or not transmitted or (except for documents expressly required under any Loan Document to be transmitted to the Lenders) omitted to be transmitted by Agent, including as to completeness, accuracy, scope or adequacy thereof, or for the scope, nature or results of any due diligence performed by Agent in connection with the Loan Documents; and

                         (iv) shall not have any duty to ascertain or to inquire as to the performance or observance of any provision of any Loan Document, whether any condition set forth in any Loan Document is satisfied or waived, as to the financial condition of any Credit Party or as to the existence or continuation or possible occurrence or continuation of any Default or Event of Default and shall not be deemed to have notice or knowledge of such occurrence or continuation unless it has received a notice from the Borrower Representative, any Lender or L/C Issuer describing such Default or Event of Default clearly labeled “notice of default” (in which case Agent shall promptly give notice of such receipt to all Lenders);

and, for each of the items set forth in clauses (i) through (iv) above, each Lender, L/C Issuer, Holdings and each Borrower hereby waives and agrees not to assert (and each Borrower shall cause each other Credit Party to waive and agree not to assert) any right, claim or cause of action it might have against Agent based thereon.

               (c) Each Lender and L/C Issuer (i) acknowledges that it has performed and will continue to perform its own diligence and has made and will continue to make its own independent investigation of the operations, financial conditions and affairs of the Credit Parties and (ii) agrees that is shall not rely on any audit or other report provided by Agent or its Related Persons (an “Agent Report”). Each Lender and L/C Issuer further acknowledges that any Agent Report (i) is provided to the Lenders and L/C Issuers solely as a courtesy, without consideration, and based upon the understanding that such Lender or L/C Issuer will not rely on such Agent Report, (ii) was prepared by Agent or its Related Persons based upon information provided by the Credit Parties solely for Agent’s own internal use, (iii) may not be complete and may not reflect all information and findings obtained by Agent or its Related Persons regarding the operations and condition of the Credit Parties. Neither Agent nor any of its Related Persons makes any representations or warranties of any kind with respect to (i) any existing or proposed financing, (ii) the accuracy or completeness of the information contained in any Agent Report or in any related documentation, (iii) the scope or adequacy of Agent’s and its Related Persons’ due diligence, or the presence or absence of any errors or omissions contained in any Agent Report or in any related documentation, and (iv) any work performed by Agent or Agent’s Related Persons in connection with or using any Agent Report or any related documentation.

               (d) Neither Agent nor any of its Related Persons shall have any duties or obligations in connection with or as a result of any Lender or L/C Issuer receiving a copy of any Agent Report. Without limiting the generality of the forgoing, neither Agent nor any of its Related Persons shall have any responsibility for the accuracy or completeness of any Agent Report, or the appropriateness of any Agent Report for any Lender’s or L/C Issuer’s purposes, and shall have no duty or responsibility to correct or update any Agent Report or disclose to any Lender or L/C Issuer any other information not embodied in any Agent Report, including any supplemental information obtained after the date of any Agent Report. Each Lender and L/C Issuer releases, and agrees that it will not assert, any claim against Agent or its Related Persons that in any way relates to any Agent Report or arises out of any Lender or L/C Issuer having access to any Agent Report or any discussion of its contents, and agrees to indemnify and hold harmless Agent and its Related Persons from all claims, liabilities and expenses relating to a breach by any Lender or L/C Issuer arising out of such Lender’s or L/C Issuer’s access to any Agent Report or any discussion of its contents.

     8.6 Agent Individually. Agent and its Affiliates may make loans and other extensions of credit to, acquire Stock and Stock Equivalents of, engage in any kind of business with, any Credit Party or Affiliate thereof as though it were not acting as Agent and may receive separate fees and other payments therefor. To the extent Agent or any of its Affiliates makes any Loan or otherwise becomes a Lender hereunder, it shall have and may exercise the same rights and powers hereunder and shall be subject to the same obligations and liabilities as any other Lender and the terms “Lender”, “Revolving Lender”, “Required Lender”, and any similar terms shall, except where otherwise expressly provided in any Loan Document, include, without limitation, Agent or such Affiliate, as the case may be, in its individual capacity as Lender, Revolving Lender or as one of the Required Lenders, respectively.

     8.7 Lender Credit Decision.

               (a) Each Lender and each L/C Issuer acknowledges that it shall, independently and without reliance upon Agent, any Lender or L/C Issuer or any of their Related Persons or upon any document (including any offering and disclosure materials in connection with the syndication of the Loans) solely or in part because such document was transmitted by Agent or any of its Related Persons, conduct its own independent investigation of the financial condition and affairs of each Credit Party and make and continue to make its own credit decisions in connection with entering into, and taking or not taking any action under, any Loan Document or with respect to any transaction contemplated in any Loan Document, in each case based on such documents and information as it shall deem appropriate. Except for documents expressly required by any Loan Document to be transmitted by Agent to the Lenders or L/C Issuers, Agent shall not have any duty or responsibility to provide any Lender or L/C Issuer with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any Credit Party or any Affiliate of any Credit Party that may come in to the possession of Agent or any of its Related Persons.

               (b) If any Lender or L/C Issuer has elected to abstain from receiving MNPI concerning the Credit Parties or their Affiliates, such Lender or L/C Issuer acknowledges that, notwithstanding such election, Agent and/or the Credit Parties will, from time to time, make available syndicate-information (which may contain MNPI) as required by the terms of, or in the course of administering the Loans to the credit contact(s) identified for receipt of such information on the Lender’s administrative questionnaire who are able to receive and use all syndicate-level information (which may contain MNPI) in accordance with such Lender’s compliance policies and contractual obligations and applicable law, including federal, provincial and territorial securities laws; provided, that if such contact is not so identified in such questionnaire, the relevant Lender or L/C Issuer hereby agrees to promptly (and in any event within one (1) Business Day) provide such a contact to Agent and the Credit Parties upon request therefor by Agent or the Credit Parties. Notwithstanding such Lender’s or L/C Issuer’s election to abstain from receiving MNPI, such Lender or L/C Issuer acknowledges that if such Lender or L/C Issuer chooses to communicate with Agent, it assumes the risk of receiving MNPI concerning the Credit Parties or their Affiliates.

     8.8 Expenses; Indemnities; Withholding.

               (a) Each Lender agrees to reimburse Agent and each of its Related Persons (to the extent not reimbursed by any Credit Party) promptly upon demand, severally and ratably, for any costs and expenses (including fees, charges and disbursements of financial, legal and other advisors and Other Taxes paid in the name of, or on behalf of, any Credit Party) that may be incurred by Agent or any of its Related Persons in connection with the preparation, syndication, execution, delivery, administration, modification, consent, waiver or enforcement (whether through negotiations, through any work-out, bankruptcy, restructuring or other legal or other proceeding or otherwise) of, or legal advice in respect of its rights or responsibilities under, any Loan Document.

               (b) Each Lender further agrees to indemnify Agent and each of its Related Persons (to the extent not reimbursed by any Credit Party), severally and ratably, from and against Liabilities (including, to the extent not indemnified pursuant to Section 8.8(c), taxes, interests and penalties imposed for not properly withholding or backup withholding on payments made to or for the account of any Lender) that may be imposed on, incurred by or asserted against Agent or any of its Related Persons in any matter relating to or arising out of, in connection with or as a result of any Loan Document, any Related Document or any other act, event or transaction related, contemplated in or attendant to any such document, or, in each case, any action taken or omitted to be taken by Agent or any of its Related Persons under or with respect to any of the foregoing; provided, however, that no Lender shall be liable to Agent or any of its Related Persons to the extent such liability has resulted primarily from the gross negligence or willful misconduct of Agent or, as the case may be, such Related Person, as determined by a court of competent jurisdiction in a final non-appealable judgment or order.

               (c) To the extent required by any applicable law, Agent may withhold from any payment to any Lender under a Loan Document an amount equal to any applicable withholding tax. If the CRA or any other Governmental Authority asserts a claim that Agent did not properly withhold tax from amounts paid to or for the account of any Lender (because the appropriate certification form was not delivered, was not properly executed, or fails to establish an exemption from, or reduction of, withholding tax with respect to a particular type of payment, or because such Lender failed to notify Agent or any other Person of a change in circumstances which rendered the exemption from, or reduction of, withholding tax ineffective, or for any other reason), or Agent reasonably determines that it was required to withhold taxes from a prior payment but failed to do so, such Lender shall promptly indemnify Agent fully for all amounts paid, directly or indirectly, by such Agent as tax or otherwise, including penalties and interest, and together with all expenses incurred by Agent, including legal expenses, allocated internal costs and out-of-pocket expenses. Agent may offset against any payment to any Lender under a Loan Document, any applicable withholding tax that was required to be withheld from any prior payment to such Lender but which was not so withheld, as well as any other amounts for which Agent is entitled to indemnification from such Lender under this Section 8.8(c).

     8.9 Resignation of Agent or L/C Issuer.

               (a) Agent may resign at any time by delivering notice of such resignation to the Lenders and the Borrower Representative, effective on the date set forth in such notice or, if no such date is set forth therein, upon the date such notice shall be effective in accordance with the terms of this Section 8.9. If Agent delivers any such notice, the Required Lenders shall have the right to appoint a successor Agent. If, within 30 days after the retiring Agent having given notice of resignation, no successor Agent has been appointed by the Required Lenders that has accepted such appointment, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent from among the Lenders. Each appointment under this clause (a) shall be subject to the prior consent of the Borrowers, which may not be unreasonably withheld but shall not be required during the continuance of an Event of Default.

               (b) Effective immediately upon its resignation, (i) the retiring Agent shall be discharged from its duties and obligations under the Loan Documents, (ii) the Lenders shall assume and perform all of the duties of Agent until a successor Agent shall have accepted a valid appointment hereunder, (iii) the retiring Agent and its Related Persons shall no longer have the benefit of any provision of any Loan Document other than with respect to any actions taken or omitted to be taken while such retiring Agent was, or because such Agent had been, validly acting as Agent under the Loan Documents and (iv) subject to its rights under Section 8.3, the retiring Agent shall take such action as may be reasonably necessary to assign to the successor Agent its rights as Agent under the Loan Documents. Effective immediately upon its acceptance of a valid appointment as Agent, a successor Agent shall succeed to, and become vested with, all the rights, powers, privileges and duties of the retiring Agent under the Loan Documents.

               (c) Any L/C Issuer may refuse to issue a Letter of Credit in accordance with subsections 1.1(b)(i)(A), (B), or (C).

     8.10 Release of Collateral or Guarantors. Each Lender and L/C Issuer hereby consents to the release and hereby directs Agent to release (or, in the case of clause (b)(ii) below, release or subordinate) the following:

               (a) any Guarantor from its guarantee of any Obligation if all of the Stock and Stock Equivalents of such Guarantor owned by any Credit Party are sold or transferred in a transaction permitted under the Loan Documents (including pursuant to a waiver or consent); and

               (b) any Lien held by Agent for the benefit of the Secured Parties against (i) any Collateral that is sold, transferred, conveyed or otherwise disposed of by a Credit Party in a transaction permitted by the Loan Documents (including pursuant to a waiver or consent), (ii) any property subject to a Lien permitted hereunder in reliance upon subsection 5.1(i) or 5.1(j) and (iii) all of the Collateral and all Credit Parties, upon (A) termination of the Revolving Loan Commitments, (B) payment and satisfaction in full of all Loans, all L/C Reimbursement Obligations and all other Obligations under the Loan Documents that Agent has theretofore been notified in writing by the holder of such Obligation are then due and payable, (C) deposit of cash collateral with respect to all contingent Obligations (or, as an alternative to cash collateral in the case of any Letter of Credit Obligation, receipt by Agent of a back-up letter of credit), in amounts and on terms and conditions and with parties satisfactory to Agent and each Indemnitee that is, or may be, owed such Obligations (excluding contingent Obligations (other than L/C Reimbursement Obligations) as to which no claim has been asserted) and (D) to the extent requested by Agent, receipt by Agent and the Secured Parties of liability releases from the Credit Parties each in form and substance acceptable to Agent.

Each Lender and L/C Issuer hereby directs Agent, and Agent hereby agrees, upon receipt of at least five (5) Business Days’ advance notice from the Borrower Representative, to execute and deliver or file such documents and to perform other actions reasonably necessary to release the guarantees and Liens when and as directed in this Section 8.10.

     8.11 Additional Secured Parties. The benefit of the provisions of the Loan Documents directly relating to the Collateral or any Lien granted thereunder shall extend to and be available to any Secured Party that is not a Lender or L/C Issuer party hereto as long as, by accepting such benefits, such Secured Party agrees, as among Agent, Credit Parties and all other Secured Parties, that such Secured Party is bound by (and, if requested by Agent, shall confirm such agreement in a writing in form and substance acceptable to Agent) this Article VIII and Sections 9.3, 9.9, 9.10, 9.11, 9.17, 9.24 and 10.1 (and, solely with respect to L/C Issuers, subsection 1.1(c)) and the decisions and actions of Agent and the Required Lenders (or, where expressly required by the terms of this Agreement, a greater proportion of the Lenders or other parties hereto as required herein) to the same extent a Lender is bound; provided, however, that, notwithstanding the foregoing, (a) such Secured Party shall be bound by Section 8.8 only to the extent of Liabilities, costs and expenses with respect to or otherwise relating to the Collateral held for the benefit of such Secured Party, in which case the obligations of such Secured Party thereunder shall not be limited by any concept of pro rata share or similar concept, (b) each of Agent, the Lenders and the L/C Issuers party hereto shall be entitled to act at its sole discretion, without regard to the interest of such Secured Party, regardless of whether any Obligation to such Secured Party thereafter remains outstanding, is deprived of the benefit of the Collateral, becomes unsecured or is otherwise affected or put in jeopardy thereby, and without any duty or liability to such Secured Party or any such Obligation and (c) except as otherwise set forth herein, such Secured Party shall not have any right to take separate action, to be notified of, consent to, direct, require or be heard with respect to, any action taken or omitted in respect of the Collateral or under any Loan Document.

     8.12 Syndication Agent. Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document, the Syndication Agent shall not have any duties or responsibilities, nor shall the Syndication Agent have or be deemed to have any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Syndication Agent. At any time that any Lender serving (or whose Affiliate is serving) as Syndication Agent shall have transferred to any other Person (other than any Affiliates) all of its interests in the Loans and the Revolving Loan Commitment, such Lender (or an Affiliate of such Lender acting as Syndication Agent) shall be deemed to have concurrently resigned as such Syndication Agent.

ARTICLE IX
MISCELLANEOUS

     9.1 Amendments and Waivers.

               (a) No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent with respect to any departure by any Credit Party therefrom, shall be effective unless the same shall be in writing and signed by Agent, the Required Lenders (or by Agent with the consent of the Required Lenders), and the Borrowers, and then such waiver shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such waiver, amendment, or consent shall, unless in writing and signed by all the Lenders directly affected thereby (or by Agent with the consent of all the Lenders directly affected thereby), in addition to Agent and the Required Lenders (or by Agent with the consent of the Required Lenders) and the Borrowers, do any of the following:

                         (i) increase or extend the Commitment of any Lender (or reinstate any Commitment terminated pursuant to subsection 7.2(a));

                         (ii) postpone or delay any date fixed for, or reduce or waive, any scheduled installment of principal or any payment of interest, fees or other amounts (other than principal) due to the Lenders (or any of them) or L/C Issuer hereunder or under any other Loan Document (for the avoidance of doubt, mandatory prepayments pursuant to Section 1.8 may be postponed, delayed, reduced, waived or modified with the consent of Required Lenders);

                         (iii) reduce the principal of, or the rate of interest specified herein or the amount of interest payable in cash specified herein on any Loan, or of any fees or other amounts payable hereunder or under any other Loan Document, including L/C Reimbursement Obligations;

                         (iv) amend or modify subsection 1.10(c);

                         (v) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Loans which shall be required for the Lenders or any of them to take any action hereunder;

                         (vi) amend this Section 9.1 or the definition of Required Lenders or any provision providing for consent or other action by all Lenders; or

                         (vii) discharge any Credit Party from its respective payment Obligations under the Loan Documents, or release all or substantially all of the Collateral, except as otherwise may be provided in this Agreement or the other Loan Documents;

it being agreed that all Lenders shall be deemed to be directly affected by an amendment or waiver of the type described in the preceding clauses (i), (v), (vi) and (vii).

               (b) No amendment, waiver or consent shall, unless in writing and signed by Agent, the Swingline Lender or the L/C Issuer, as the case may be, in addition to the Required Lenders or all Lenders directly affected thereby, as the case may be (or by Agent with the consent of the Required Lenders or all the Lenders directly affected thereby, as the case may be), affect the rights or duties of Agent, the Swingline Lender or the L/C Issuer, as applicable, under this Agreement or any other Loan Document.

               (c) No amendment or waiver shall, unless signed by Agent and Required Lenders (or by Agent with the consent of Required Lenders): (i) amend or waive compliance with the conditions precedent to the obligations of Lenders to make any Revolving Loan (or of L/C Issuer to issue any Letter of Credit) in Section 2.2; (ii) amend or waive non-compliance with any provision of subsection 1.1(b)(iii); (iii) waive any Default or Event of Default for the purpose of satisfying the conditions precedent to the obligations of Lenders to make any Revolving Loan (or of any L/C Issuer to issue any Letter of Credit) in Section 2.2; (iv) amend or waive this subsection 9.1(c) or the definitions of the terms used in this subsection 9.1(c) insofar as the definitions affect the substance of this subsection 9.1(c); or (v) amend or modify the definitions of Eligible Accounts, Eligible Inventory, Borrowing Base or Combined Borrowing Base, including any increase in the percentage advance rates in the definition of Borrowing Base, in a manner which would increase the availability of credit under the Revolving Loan.

               (d) Notwithstanding anything set forth herein to the contrary, a Non-Funding Lender shall not have any voting or consent rights under or with respect to any Loan Document or constitute a “Lender” or a “Revolving Lender” (or be, or have its Loans and Commitments, included in the determination of “Required Lenders”, or “Lenders directly affected” pursuant to this Section 9.1) for any voting or consent rights under or with respect to any Loan Document, except that a Non-Funding Lender shall be treated as an “affected Lender” for purposes of Section 9.1(a)(i) and 9.1(a)(iii) solely with respect to an increase in such Non-Funding Lender’s Commitments, a reduction of the principal amount owed to such Non-Funding Lender or, unless such Non-Funding Lender is treated the same as the other Lenders holding Loans of the same type, a reduction in the interest rates applicable to the Loans held by such Non-Funding Lender. Moreover, for the purposes of determining Required Lenders, the Loans and Commitments held by Non-Funding Lenders shall be excluded from the total Loans and Commitments outstanding.

               (e) Notwithstanding anything to the contrary contained in this Section 9.1, (x) Borrowers may update the Perfection Certificate upon notice to Agent, (y) Agent may amend Schedule 1.1(b) to reflect Sales entered into pursuant to Section 9.9, and (z) Agent and Borrowers may amend or modify this Agreement and any other Loan Document to (1) cure any ambiguity, omission, defect or inconsistency therein, or (2) grant a new Lien for the benefit of the Secured Parties, extend an existing Lien over additional property for the benefit of the Secured Parties or join additional Persons as Credit Parties; provided that no Accounts or Inventory of such Person shall be included as Eligible Accounts or Eligible Inventory until a field examination (and, if required by Agent, an Inventory appraisal) with respect thereto has been completed to the satisfaction of Agent, including the establishment of Reserves required in Agent’s Permitted Discretion.

     9.2 Notices.

               (a) Addresses. All notices and other communications required or expressly authorized to be made by this Agreement shall be given in writing, unless otherwise expressly specified herein, and (i) addressed to the address set forth on the applicable signature page hereto, (ii) posted to Intralinks® (to the extent such system is available and set up by or at the direction of Agent prior to posting) in an appropriate location by uploading such notice, demand, request, direction or other communication to www.intralinks.com, faxing it to 866-545-6600 with an appropriate bar-code fax coversheet or using such other means of posting to Intralinks® as may be available and reasonably acceptable to Agent prior to such posting, (iii) posted to any other E-System approved by or set up by or at the direction of Agent or (iv) addressed to such other address as shall be notified in writing (A) in the case of the Borrowers, Agent and the Swingline Lender, to the other parties hereto and (B) in the case of all other parties, to the Borrower Representative and Agent. Transmissions made by electronic mail or E-Fax to Agent shall be effective only (x) for notices where such transmission is specifically authorized by this Agreement, (y) if such transmission is delivered in compliance with procedures of Agent applicable at the time and previously communicated to Borrower Representative, and (z) if receipt of such transmission is acknowledged by Agent.

               (b) Effectiveness.

                         (i) All communications described in clause (a) above and all other notices, demands, requests and other communications made in connection with this Agreement shall be effective and be deemed to have been received (i) if delivered by hand, upon personal delivery, (ii) if delivered by overnight courier service, one (1) Business Day after delivery to such courier service, (iii) if delivered by mail, three (3) Business Days after deposit in the mail, (iv) if delivered by facsimile (other than to post to an E-System pursuant to clause (a)(ii) or (a)(iii) above), upon sender’s receipt of confirmation of proper transmission, and (v) if delivered by posting to any E-System, on the later of the Business Day of such posting and the Business Day access to such posting is given to the recipient thereof in accordance with the standard procedures applicable to such E-System; provided, however, that no communications to Agent pursuant to Article I shall be effective until received by Agent.

                         (ii) The posting, completion and/or submission by any Credit Party of any communication pursuant to an E-System shall constitute a representation and warranty by the Credit Parties that any representation, warranty, certification or other similar statement required by the Loan Documents to be provided, given or made by a Credit Party in connection with any such communication is true, correct and complete except as expressly noted in such communication or E-System.

               (c) Each Lender shall notify Agent in writing of any changes in the address to which notices to such Lender should be directed, of addresses of its Lending Office, of payment instructions in respect of all payments to be made to it hereunder and of such other administrative information as Agent shall reasonably request.

     9.3 Electronic Transmissions.

               (a) Authorization. Subject to the provisions of subsection 9.2(a), each of Agent, Lenders, each Credit Party and each of their Related Persons, is authorized (but not required) to transmit, post or otherwise make or communicate, in its sole discretion, Electronic Transmissions in connection with any Loan Document and the transactions contemplated therein. Each Credit Party and each Secured Party hereto acknowledges and agrees that the use of Electronic Transmissions is not necessarily secure and that there are risks associated with such use, including risks of interception, disclosure and abuse and each indicates it assumes and accepts such risks by hereby authorizing the transmission of Electronic Transmissions.

               (b) Signatures. Subject to the provisions of subsection 9.2(a), (i)(A) no posting to any E-System shall be denied legal effect merely because it is made electronically, (B) each E-Signature on any such posting shall be deemed sufficient to satisfy any requirement for a “signature” and (C) each such posting shall be deemed sufficient to satisfy any requirement for a “writing”, in each case including pursuant to any Loan Document, any applicable provision of any PPSA, the Electronic Commerce Act, 2000 (Ontario) and any substantive or procedural Requirement of Law governing such subject matter, (ii) each such posting that is not readily capable of bearing either a signature or a reproduction of a signature may be signed, and shall be deemed signed, by attaching to, or logically associating with such posting, an E-Signature, upon which Agent, each Secured Party and each Credit Party may rely and assume the authenticity thereof, (iii) each such posting containing a signature, a reproduction of a signature or an E-Signature shall, for all intents and purposes, have the same effect and weight as a signed paper original and (iv) each party hereto or beneficiary hereto agrees not to contest the validity or enforceability of any posting on any E-System or E-Signature on any such posting under the provisions of any applicable Requirement of Law requiring certain documents to be in writing or signed; provided, however, that nothing herein shall limit such party’s or beneficiary’s right to contest whether any posting to any E-System or E-Signature has been altered after transmission.

               (c) Separate Agreements. All uses of an E-System shall be governed by and subject to, in addition to Section 9.2 and this Section 9.3, the separate terms, conditions and privacy policy posted or referenced in such E-System (or such terms, conditions and privacy policy as may be updated from time to time, including on such E-System) and related Contractual Obligations executed by Agent and Credit Parties in connection with the use of such E-System.

               (d) LIMITATION OF LIABILITY. ALL E-SYSTEMS AND ELECTRONIC TRANSMISSIONS SHALL BE PROVIDED “AS IS” AND “AS AVAILABLE”. NONE OF AGENT, ANY LENDER OR ANY OF THEIR RELATED PERSONS WARRANTS THE ACCURACY, ADEQUACY OR COMPLETENESS OF ANY E-SYSTEMS OR ELECTRONIC TRANSMISSION AND DISCLAIMS ALL LIABILITY FOR ERRORS OR OMISSIONS THEREIN. NO WARRANTY OF ANY KIND IS MADE BY AGENT, ANY LENDER OR ANY OF THEIR RELATED PERSONS IN CONNECTION WITH ANY E-SYSTEMS OR ELECTRONIC COMMUNICATION, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD-PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS. Each Borrower, each other Credit Party executing this Agreement and each Secured Party agrees that Agent has no responsibility for maintaining or providing any equipment, software, services or any testing required in connection with any Electronic Transmission or otherwise required for any E-System.

     9.4 No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of Agent or any Lender, any right, remedy, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. No course of dealing between any Credit Party, any Affiliate of any Credit Party, Agent or any Lender shall be effective to amend, modify or discharge any provision of this Agreement or any of the other Loan Documents.

     9.5 Costs and Expenses. Any action taken by any Credit Party under or with respect to any Loan Document, even if required under any Loan Document or at the request of Agent or Required Lenders, shall be at the expense of such Credit Party, and neither Agent nor any other Secured Party shall be required under any Loan Document to reimburse any Credit Party therefor except as expressly provided therein. In addition, the Borrowers agree to pay or reimburse upon demand (a) Agent for all out-of-pocket costs and expenses incurred by it or any of its Related Persons, in connection with the investigation, development, preparation, negotiation, syndication, execution, interpretation or administration of, any modification of any term of or termination of, any Loan Document, any commitment or proposal letter therefor, any other document prepared in connection therewith or the consummation and administration of any transaction contemplated therein, in each case including Legal Costs of Agent, the cost of environmental audits, Collateral audits and appraisals, background checks and similar expenses, (b) Agent for all costs and expenses incurred by it or any of its Related Persons in connection with internal audit reviews, field examinations and Collateral examinations (which shall be reimbursed, in addition to the out-of-pocket costs and expenses of such examiners, at the per diem rate per individual charged by Agent for its examiners; provided, that the Credit Parties shall only be obligated to reimburse Agent for the expenses of such field examinations occurring once per year if Excess Availability exceeds $10,000,000 at all times during such year, or twice per year if Excess Availability is $10,000,000 or less any time during such year, or more frequently so long as an Event of Default has occurred and is continuing), (c) each of Agent, its Related Persons, and L/C Issuer for all costs and expenses incurred in connection with (i) any refinancing or restructuring of the credit arrangements provided hereunder in the nature of a “work-out”, (ii) the enforcement or preservation of any right or remedy under any Loan Document, any Obligation, with respect to the Collateral or any other related right or remedy or (iii) the commencement, defence, conduct of, intervention in, or the taking of any other action with respect to, any proceeding (including any bankruptcy or insolvency proceeding) related to any Credit Party, Loan Document or Obligation (or the response to and preparation for any subpoena or request for document production relating thereto), including Legal Costs and (d) fees and disbursements of Legal Costs of one law firm on behalf of all Lenders (other than Agent) incurred in connection with any of the matters referred to in clause (c) above.

     9.6 Indemnity.

               (a) Each Credit Party agrees to indemnify, hold harmless and defend Agent, each Lender, each L/C Issuer and each of their respective Related Persons (each such Person being an “Indemnitee”) from and against all Liabilities (including brokerage commissions, fees and other compensation) that may be imposed on, incurred by or asserted against any such Indemnitee in any matter relating to or arising out of, in connection with or as a result of (i) any Loan Document, any Obligation (or the repayment thereof), any Letter of Credit, the use or intended use of the proceeds of any Loan or the use of any Letter of Credit or any securities filing of, or with respect to, any Credit Party, (ii) any commitment letter, proposal letter or term sheet with any Person or any Contractual Obligation, arrangement or understanding with any broker, finder or consultant, in each case entered into by or on behalf of any Credit Party or any Affiliate of any of them in connection with any of the foregoing and any Contractual Obligation entered into in connection with any E-Systems or other Electronic Transmissions, (iii) any actual or prospective investigation, litigation or other proceeding, whether or not brought by any such Indemnitee or any of its Related Persons, any holders of securities or creditors (and including legal fees in any case), whether or not any such Indemnitee, Related Person, holder or creditor is a party thereto, and whether or not based on any securities or commercial law or regulation or any other Requirement of Law or theory thereof, including common law, equity, contract, tort or otherwise or (iv) any other act, event or transaction related, contemplated in or attendant to any of the foregoing (collectively, the “Indemnified Matters”); provided, however, that no Credit Party shall have any liability under this Section 9.6 to any Indemnitee with respect to any Indemnified Matter, and no Indemnitee shall have any liability with respect to any Indemnified Matter other than (to the extent otherwise liable), to the extent such liability has resulted primarily from the gross negligence or willful misconduct of such Indemnitee, as determined by a court of competent jurisdiction in a final non-appealable judgment or order. Furthermore, each of each Borrower and each other Credit Party executing this Agreement waives and agrees not to assert against any Indemnitee, and shall cause each other Credit Party to waive and not assert against any Indemnitee, any right of contribution with respect to any Liabilities that may be imposed on, incurred by or asserted against any Related Person.

               (b) Without limiting the foregoing, “Indemnified Matters” includes all Environmental Liabilities, including those arising from, or otherwise involving, any property of any Credit Party or any Related Person of any Credit Party or any actual, alleged or prospective damage to property or natural resources or harm or injury alleged to have resulted from any Release of Hazardous Materials on, upon or into such property or natural resource or any property on or contiguous to any Real Estate of any Credit Party or any Related Person of any Credit Party, whether or not, with respect to any such Environmental Liabilities, any Indemnitee is a mortgagee pursuant to any leasehold mortgage, a mortgagee in possession, the successor-in-interest to any Credit Party or any Related Person of any Credit Party or the owner, lessee or operator of any property of any Related Person through any foreclosure action, in each case except to the extent such Environmental Liabilities (i) are incurred solely following foreclosure by Agent or following Agent or any Lender having become the successor-in-interest to any Credit Party or any Related Person of any Credit Party and (ii) are attributable solely to acts of such Indemnitee.

     9.7 Marshaling; Payments Set Aside. No Secured Party shall be under any obligation to marshal any property in favour of any Credit Party or any other Person or against or in payment of any Obligation. To the extent that any Secured Party receives a payment from a Borrower, from any other Credit Party, from the proceeds of the Collateral, from the exercise of its rights of setoff, any enforcement action or otherwise, and such payment is subsequently, in whole or in part, invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver or any other party, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor, shall be revived and continued in full force and effect as if such payment had not occurred.

     9.8 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that any assignment by any Lender shall be subject to the provisions of Section 9.9, and provided further that no Borrower may assign or transfer any of its rights or obligations under this Agreement without the prior written consent of Agent and each Lender.

     9.9 Assignments and Participations; Binding Effect.

               (a) Binding Effect. This Agreement shall become effective when it shall have been executed by the Borrowers, the other Credit Parties signatory hereto and Agent and when Agent shall have been notified by each Lender that such Lender has executed it. Thereafter, it shall be binding upon and inure to the benefit of, but only to the benefit of, Holdings, the Borrowers, the other Credit Parties hereto (in each case except for Article VIII), Agent, each Lender and each L/C Issuer receiving the benefits of the Loan Documents and, to the extent provided in Section 8.11, each other Secured Party and, in each case, their respective successors and permitted assigns. Except as expressly provided in any Loan Document (including in Section 8.9), no Borrower, any other Credit Party, any L/C Issuer or Agent shall have the right to assign any rights or obligations hereunder or any interest herein.

               (b) Right to Assign. Each Lender may sell, transfer, negotiate or assign (a “Sale”) all or a portion of its rights and obligations hereunder (including all or a portion of its Commitments and its rights and obligations with respect to Loans and Letters of Credit) to (i) any existing Lender (other than a Non-Funding Lender or Impacted Lender), (ii) any Affiliate or Approved Fund of any existing Lender (other than a Non-Funding Lender or Impacted Lender) or (iii) any other Person acceptable (which acceptance shall not be unreasonably withheld or delayed) to Agent and, with respect to Sales of Revolving Loan Commitments, each L/C Issuer that is a Lender and, as long as no Event of Default is continuing, the Borrower Representative (which acceptances shall be deemed to have been given unless an objection is delivered to Agent within five (5) Business Days after notice of a proposed sale is delivered to Borrower Representative); provided, however, that (w) for each Loan, the aggregate outstanding principal amount (determined as of the effective date of the applicable Assignment) of the Loans, Commitments and Letter of Credit Obligations subject to any such Sale shall be in a minimum amount of $20,000,000, unless an Event of Default has occurred and is continuing or such Sale is made to an existing Lender or an Affiliate or Approved Fund of any existing Lender, is of the assignor’s (together with its Affiliates and Approved Funds) entire interest in such facility or is made with the prior consent of the Borrower Representative (to the extent required) and Agent, (x) such Sales shall be effective only upon the acknowledgement in writing of such Sale by Agent, (y) interest accrued prior to and through the date of any such Sale may not be assigned, and (z) such Sales by Lenders who are Non-Funding Lenders due to clause (a) of the definition of Non-Funding Lender shall be subject to Agent’s prior written consent in all instances, unless in connection with such Sale, such Non-Funding Lender cures, or causes the cure of, its Non-Funding Lender status as contemplated in subsection 1.11(e)(v). Agent’s refusal to accept a Sale to a Credit Party or an Affiliate of a Credit Party, or to any Person that would be a Non-Funding Lender or an Impacted Lender, or the imposition of conditions or limitations (including limitations on voting) upon Sales to such Persons, shall not be deemed to be unreasonable.

               (c) Procedure. The parties to each Sale made in reliance on clause (b) above (other than those described in clause (e) or (f) below) shall execute and deliver to Agent an Assignment via an electronic settlement system designated by Agent (or, if previously agreed with Agent, via a manual execution and delivery of the Assignment) evidencing such Sale, together with any existing Note subject to such Sale (or any affidavit of loss therefor acceptable to Agent), any tax forms required to be delivered pursuant to Section 10.1 and payment of an assignment fee in the amount of $3,500 to Agent, unless waived or reduced by Agent; provided, that (i) if a Sale by a Lender is made to an Affiliate or an Approved Fund of such assigning Lender, then no assignment fee shall be due in connection with such Sale, and (ii) if a Sale by a Lender is made to an assignee that is not an Affiliate or Approved Fund of such assignor Lender, and concurrently to one or more Affiliates or Approved Funds of such Assignee, then only one assignment fee of $3,500 shall be due in connection with such Sale (unless waived or reduced by Agent). Upon receipt of all the foregoing, and conditioned upon such receipt and, if such Assignment is made in accordance with clause (iii) of subsection 9.9(b), upon Agent (and the Borrower, if applicable) consenting to such Assignment, from and after the effective date specified in such Assignment, Agent shall record or cause to be recorded in the Register the information contained in such Assignment.

               (d) Effectiveness. Subject to the recording of an Assignment by Agent in the Register pursuant to subsection 1.4(b), (i) the assignee thereunder shall become a party hereto and, to the extent that rights and obligations under the Loan Documents have been assigned to such assignee pursuant to such Assignment, shall have the rights and obligations of a Lender, (ii) any applicable Note shall be transferred to such assignee through such entry and (iii) the assignor thereunder shall, to the extent that rights and obligations under this Agreement have been assigned by it pursuant to such Assignment, relinquish its rights (except for those surviving the termination of the Commitments and the payment in full of the Obligations) and be released from its obligations under the Loan Documents, other than those relating to events or circumstances occurring prior to such assignment (and, in the case of an Assignment covering all or the remaining portion of an assigning Lender’s rights and obligations under the Loan Documents, such Lender shall cease to be a party hereto).

               (e) Grant of Security Interests. In addition to the other rights provided in this Section 9.9, each Lender may grant a security interest in, or otherwise assign as collateral, any of its rights under this Agreement, whether now owned or hereafter acquired (including rights to payments of principal or interest on the Loans), to (A) any federal reserve bank (pursuant to Regulation A of the Federal Reserve Board), without notice to Agent or (B) any holder of, or trustee for the benefit of the holders of, such Lender’s Indebtedness or equity securities, by notice to Agent; provided, however, that no such holder or trustee, whether because of such grant or assignment or any foreclosure thereon (unless such foreclosure is made through an assignment in accordance with clause (b) above), shall be entitled to any rights of such Lender hereunder or under any Loan Document and no such Lender shall be relieved of any of its obligations hereunder or under any Loan Document.

               (f) Participants and SPVs. In addition to the other rights provided in this Section 9.9, each Lender may, (x) with notice to Agent, grant to an SPV the option to make all or any part of any Loan that such Lender would otherwise be required to make hereunder (and the exercise of such option by such SPV and the making of Loans pursuant thereto shall satisfy the obligation of such Lender to make such Loans hereunder) and such SPV may assign to such Lender the right to receive payment with respect to any Obligation and (y) without notice to or consent from Agent or the Borrowers, sell participations to one or more Persons in or to all or a portion of its rights and obligations under the Loan Documents (including all its rights and obligations with respect to the Term Loan, Revolving Loans and Letters of Credit); provided, however, that, whether as a result of any term of any Loan Document or of such grant or participation, (i) no such SPV or participant shall have a commitment, or be deemed to have made an offer to commit, to make Loans hereunder, and, except as provided in the applicable option agreement, none shall be liable for any obligation of such Lender hereunder, (ii) such Lender’s rights and obligations, and the rights and obligations of the Credit Parties and the Secured Parties towards such Lender, under any Loan Document shall remain unchanged and each other party hereto shall continue to deal solely with such Lender, which shall remain the holder of the Obligations in the Register, except that (A) each such participant and SPV shall be entitled to the benefit of Article X, but, with respect to Section 10.1, only to the extent such participant or SPV delivers the tax forms such Lender is required to collect pursuant to subsection 10.1(f) and then only to the extent of any amount to which such Lender would be entitled in the absence of any such grant or participation and (B) each such SPV may receive other payments that would otherwise be made to such Lender with respect to Loans funded by such SPV to the extent provided in the applicable option agreement and set forth in a notice provided to Agent by such SPV and such Lender, provided, however, that in no case (including pursuant to clause (A) or (B) above) shall an SPV or participant have the right to enforce any of the terms of any Loan Document, and (iii) the consent of such SPV or participant shall not be required (either directly, as a restraint on such Lender’s ability to consent hereunder or otherwise) for any amendments, waivers or consents with respect to any Loan Document or to exercise or refrain from exercising any powers or rights such Lender may have under or in respect of the Loan Documents (including the right to enforce or direct enforcement of the Obligations), except for those described in clauses (ii) and (iii) of subsection 9.1(a) with respect to amounts, or dates fixed for payment of amounts, to which such participant or SPV would otherwise be entitled and, in the case of participants, except for those described in clause (vi) of subsection 9.1(a). No party hereto shall institute (and each Borrower shall cause each other Credit Party not to institute) against any SPV grantee of an option pursuant to this clause (f) any bankruptcy, reorganization, insolvency, liquidation or similar proceeding, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper of such SPV; provided, however, that each Lender having designated an SPV as such agrees to indemnify each Indemnitee against any Liability that may be incurred by, or asserted against, such Indemnitee as a result of failing to institute such proceeding (including a failure to get reimbursed by such SPV for any such Liability). The agreement in the preceding sentence shall survive the termination of the Commitments and the payment in full of the Obligations.

     9.10 Non-Public Information; Confidentiality.

               (a) Non-Public Information. Agent, each Lender and L/C Issuer acknowledges and agrees that it may receive material non-public information (“MNPI”) hereunder concerning the Credit Parties and their Affiliates and agrees to use such information in compliance with all relevant policies, procedures and applicable Requirements of Laws (including Canadian federal, provincial and territorial security laws and regulations) and the terms of this Agreement.

               (b) Confidential Information. Each Lender, L/C Issuer and Agent agrees to use all reasonable efforts to maintain, in accordance with its customary practices, the confidentiality of information obtained by it pursuant to any Loan Document and designated in writing by any Credit Party as confidential, except that such information may be disclosed (i) with the Borrower Representative’s consent, (ii) to Related Persons of such Lender, L/C Issuer or Agent, as the case may be, or to any Person that any L/C Issuer causes to issue Letters of Credit hereunder, that are advised of the confidential nature of such information and are instructed to keep such information confidential in accordance with the terms hereof, (iii) to the extent such information presently is or hereafter becomes (A) publicly available other than as a result of a breach of this Section 9.10 or (B) available to such Lender, L/C Issuer or Agent or any of their Related Persons, as the case may be, from a source (other than any Credit Party) not known by them to be subject to disclosure restrictions, (iv) to the extent disclosure is required by applicable Requirements of Law or other legal process or requested or demanded by any Governmental Authority, (v) to the extent necessary or customary for inclusion in league table measurements, (vi) (A) to the Insurance Bureau of Canada, the National Association of Insurance Commissioners or any similar organization, any examiner or any nationally recognized rating agency or (B) otherwise to the extent consisting of general portfolio information that does not identify Credit Parties, (vii) to current or prospective assignees, SPVs (including the investors or prospective investors therein) or participants, in each case to the extent such assignees, investors, participants, counterparties or Related Persons agree to be bound by provisions substantially similar to the provisions of this Section 9.10 (and such Person may disclose information to their respective Related Persons in accordance with clause (ii) above), (viii) to any other party hereto, and (ix) in connection with the exercise or enforcement of any right or remedy under any Loan Document, in connection with any litigation or other proceeding to which such Lender, L/C Issuer or Agent or any of their Related Persons is a party or bound, or to the extent necessary to respond to public statements or disclosures by Credit Parties or their Related Persons referring to a Lender, L/C Issuer or Agent or any of their Related Persons. In the event of any conflict between the terms of this Section 9.10 and those of any other Contractual Obligation entered into with any Credit Party (whether or not a Loan Document), the terms of this Section 9.10 shall govern.

               (c) Tombstones. Each Credit Party consents to the publication by Agent or any Lender of advertising material relating to the financing transactions contemplated by this Agreement using any Credit Party’s name, product photographs, logo or trademark. Agent or such Lender shall provide a draft of any advertising material to Borrower Representative for review and comment prior to the publication thereof.

               (d) Press Release and Related Matters. No Credit Party shall, and no Credit Party shall permit any of its Affiliates to, issue any press release or other public disclosure (other than any document filed with any Governmental Authority relating to a public offering of securities of any Credit Party) using the name, logo or otherwise referring to GE Capital or of any of its Affiliates, the Loan Documents or any transaction contemplated therein to which Agent is party without the prior consent of GE Capital except to the extent required to do so under applicable Requirements of Law or GAAP disclosure and then, only after consulting with GE Capital.

               (e) Distribution of Materials to Lenders and L/C Issuers. The Credit Parties acknowledge and agree that the Loan Documents and all reports, notices, communications and other information or materials provided or delivered by, or on behalf of, the Credit Parties hereunder (collectively, the “Borrower Materials”) may be disseminated by, or on behalf of, Agent, and made available, to the Lenders and the L/C Issuers by posting such Borrower Materials on an E-System. The Credit Parties authorize Agent to download copies of their logos from its website and post copies thereof on an E-System.

               (f) Material Non-Public Information. The Credit Parties hereby agree that if either they, any parent company or any Subsidiary of the Credit Parties has publicly traded equity or debt securities in Canada or the U.S., they shall (and shall cause such parent company or Subsidiary, as the case may be, to) (i) identify in writing, and (ii) to the extent reasonably practicable, clearly and conspicuously mark such Borrower Materials that contain only information that is publicly available or that is not material for purposes of Canadian federal, provincial and territorial securities laws as “PUBLIC”. The Credit Parties agree that by identifying such Borrower Materials as “PUBLIC” or publicly filing such Borrower Materials with any securities commission, then Agent, the Lenders and the L/C Issuers shall be entitled to treat such Borrower Materials as not containing any MNPI for purposes of Canadian federal, provincial and territorial securities laws. The Credit Parties further represent, warrant, acknowledge and agree that the following documents and materials shall be deemed to be PUBLIC, whether or not so marked, and will not contain any MNPI when filed with any securities commission in Canada or the United States: (A) the Loan Documents, including the schedules and exhibits attached thereto, and (B) administrative materials of a customary nature prepared by the Credit Parties or Agent (including, Notices of Borrowing, Notices of Conversion/Continuation, L/C Requests, Swingline requests and any similar requests or notices posted on or through an E-System). Before distribution of any Borrower Materials, the Credit Parties agree to execute and deliver to Agent a letter authorizing distribution of the evaluation materials to prospective Lenders and their employees willing to receive MNPI, and a separate letter authorizing distribution of evaluation materials that do not contain MNPI and represent that no MNPI is contained therein.

     9.11 Set-off; Sharing of Payments.

     (a) Right of Setoff. Each of Agent, each Lender, each L/C Issuer and each Affiliate (including each branch office thereof) of any of them is hereby authorized, without notice or demand (each of which is hereby waived by each Credit Party), at any time and from time to time during the continuance of any Event of Default and to the fullest extent permitted by applicable Requirements of Law, to set off and apply any and all deposits (whether general or special, time or demand, provisional or final) at any time held and other Indebtedness, claims or other obligations at any time owing by Agent, such Lender, such L/C Issuer or any of their respective Affiliates to or for the credit or the account of the Borrowers or any other Credit Party against any Obligation of any Credit Party now or hereafter existing, whether or not any demand was made under any Loan Document with respect to such Obligation and even though such Obligation may be unmatured. No Lender or L/C Issuer shall exercise any such right of setoff without the prior consent of Agent or Required Lenders. Each of Agent, each Lender and each L/C Issuer agrees promptly to notify the Borrower Representative and Agent after any such setoff and application made by such Lender or its Affiliates; provided, however, that the failure to give such notice shall not affect the validity of such setoff and application. The rights under this Section 9.11 are in addition to any other rights and remedies (including other rights of setoff) that Agent, the Lenders, the L/C Issuer, their Affiliates and the other Secured Parties, may have.

     (b) Sharing of Payments, Etc. If any Lender, directly or through an Affiliate or branch office thereof, obtains any payment of any Obligation of any Credit Party (whether voluntary, involuntary or through the exercise of any right of setoff or the receipt of any Collateral or “proceeds” (as defined under the applicable PPSA) of Collateral) other than pursuant to Section 9.9 or Article X and such payment exceeds the amount such Lender would have been entitled to receive if all payments had gone to, and been distributed by, Agent in accordance with the provisions of the Loan Documents, such Lender shall purchase for cash from other Lenders such participations in their Obligations as necessary for such Lender to share such excess payment with such Lenders to ensure such payment is applied as though it had been received by Agent and applied in accordance with this Agreement (or, if such application would then be at the discretion of the Borrowers, applied to repay the Obligations in accordance herewith); provided, however, that (a) if such payment is rescinded or otherwise recovered from such Lender or L/C Issuer in whole or in part, such purchase shall be rescinded and the purchase price therefor shall be returned to such Lender or L/C Issuer without interest and (b) such Lender shall, to the fullest extent permitted by applicable Requirements of Law, be able to exercise all its rights of payment (including the right of setoff) with respect to such participation as fully as if such Lender were the direct creditor of the applicable Credit Party in the amount of such participation. If a Non-Funding Lender receives any such payment as described in the previous sentence, such Lender shall turn over such payments to Agent in an amount that would satisfy the cash collateral requirements set forth in subsection 1.11(e).

     9.12 Counterparts; Facsimile Signature. This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Signature pages may be detached from multiple separate counterparts and attached to a single counterpart. Delivery of an executed signature page of this Agreement by facsimile transmission or Electronic Transmission shall be as effective as delivery of a manually executed counterpart hereof.

     9.13 Severability. The illegality or unenforceability of any provision of this Agreement or any instrument or agreement required hereunder shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Agreement or any instrument or agreement required hereunder.

     9.14 Captions. The captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

     9.15 Independence of Provisions. The parties hereto acknowledge that this Agreement and the other Loan Documents may use several different limitations, tests or measurements to regulate the same or similar matters, and that such limitations, tests and measurements are cumulative and must each be performed, except as expressly stated to the contrary in this Agreement.

     9.16 Interpretation. This Agreement is the result of negotiations among and has been reviewed by counsel to Credit Parties, Agent, each Lender and other parties hereto, and is the product of all parties hereto. Accordingly, this Agreement and the other Loan Documents shall not be construed against the Lenders or Agent merely because of Agent’s or Lenders’ involvement in the preparation of such documents and agreements. Without limiting the generality of the foregoing, each of the parties hereto has had the advice of counsel with respect to Sections 9.18 and 9.19.

     9.17 No Third Parties Benefited. This Agreement is made and entered into for the sole protection and legal benefit of the Credit Parties, the Lenders, the L/C Issuers party hereto, Agent and, subject to the provisions of Section 8.11, each other Secured Party, and their permitted successors and assigns, and no other Person shall be a direct or indirect legal beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Agreement or any of the other Loan Documents. Neither Agent nor any Lender shall have any obligation to any Person not a party to this Agreement or the other Loan Documents.

     9.18 Governing Law and Jurisdiction.

               (a) Governing Law. The laws of the Province of Ontario and the federal laws of Canada applicable therein shall govern all matters arising out of, in connection with or relating to this Agreement, including, without limitation, its validity, interpretation, construction, performance and enforcement (including, without limitation, any claims based in contract or tort law arising out of the subject matter hereof and any determinations with respect to post-judgment interest).

               (b) Submission to Jurisdiction. Each Party hereby consents and agrees that the courts located in the Province of Ontario shall have non-exclusive jurisdiction to hear and determine any legal action or proceeding with respect to any Loan Document and, by execution and delivery of this Agreement, each Credit Party executing this Agreement hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts; provided that nothing in this Agreement shall limit the right of Agent to commence any proceeding in any court of any other jurisdiction where any Credit Party or any Collateral is located to the extent Agent determines that such action is necessary or appropriate to exercise its rights or remedies under the Loan Documents. The parties hereto hereby irrevocably waive any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, that any of them may now or hereafter have to the bringing of any such action or proceeding in such jurisdictions.

               (c) Service of Process. Each Credit Party hereby irrevocably waives personal service of any and all legal process, summons, notices and other documents and other service of process of any kind and consents to such service in any suit, action or proceeding brought in Canada with respect to or otherwise arising out of or in connection with any Loan Document by any means permitted by applicable Requirements of Law, including by the mailing thereof (by registered or certified mail, postage prepaid) to the address of the Borrowers specified herein (and shall be effective when such mailing shall be effective, as provided therein). Each Credit Party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

               (d) Non-Exclusive Jurisdiction. Nothing contained in this Section 9.18 shall affect the right of Agent or any Lender to serve process in any other manner permitted by applicable Requirements of Law or commence legal proceedings or otherwise proceed against any Credit Party in any other jurisdiction.

     9.19 Waiver of Jury Trial. THE PARTIES HERETO, TO THE EXTENT PERMITTED BY LAW, WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING ARISING OUT OF, IN CONNECTION WITH OR RELATING TO, THIS AGREEMENT, THE OTHER LOAN DOCUMENTS AND ANY OTHER TRANSACTION CONTEMPLATED HEREBY AND THEREBY. THIS WAIVER APPLIES TO ANY ACTION, SUIT OR PROCEEDING WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE.

     9.20 Entire Agreement; Release; Survival.

               (a) THE LOAN DOCUMENTS EMBODY THE ENTIRE AGREEMENT OF THE PARTIES AS AT THE DATE HEREOF AND SUPERSEDE ALL PRIOR AGREEMENTS AND UNDERSTANDINGS RELATING TO THE SUBJECT MATTER THEREOF AND ANY PRIOR LETTER OF INTEREST, COMMITMENT LETTER, CONFIDENTIALITY AND SIMILAR AGREEMENTS INVOLVING ANY CREDIT PARTY AND ANY LENDER OR ANY L/C ISSUER OR ANY OF THEIR RESPECTIVE AFFILIATES RELATING TO A FINANCING OF SUBSTANTIALLY SIMILAR FORM, PURPOSE OR EFFECT OTHER THAN THE FEE LETTER. IN THE EVENT OF ANY CONFLICT BETWEEN THE TERMS OF THIS AGREEMENT AND ANY OTHER LOAN DOCUMENT, THE TERMS OF THIS AGREEMENT SHALL GOVERN (UNLESS OTHERWISE EXPRESSLY STATED IN SUCH OTHER LOAN DOCUMENT OR SUCH TERMS OF SUCH OTHER LOAN DOCUMENTS ARE NECESSARY TO COMPLY WITH APPLICABLE REQUIREMENTS OF LAW, IN WHICH CASE SUCH TERMS SHALL GOVERN TO THE EXTENT NECESSARY TO COMPLY THEREWITH).

               (b) Execution of this Agreement by the Credit Parties constitutes a full, complete and irrevocable release of any and all claims which each Credit Party may have at law or in equity in respect of all prior discussions and understandings, oral or written, relating to the subject matter of this Agreement and the other Loan Documents. In no event shall any Indemnitee be liable on any theory of liability for any special, indirect, consequential or punitive damages (including any loss of profits, business or anticipated savings). Each of each Borrower and each other Credit Party signatory hereto hereby waives, releases and agrees (and shall cause each other Credit Party to waive, release and agree) not to sue upon any such claim for any special, indirect, consequential or punitive damages, whether or not accrued and whether or not known or suspected to exist in its favour.

               (c) (i) Any indemnification or other protection provided to any Indemnitee pursuant to this Section 9.20, Sections 9.5 (Costs and Expenses) and 9.6 (Indemnity) and Articles VIII (Agent) and X (Taxes, Yield Protection and Illegality) and (ii) the provisions of Section 8.1 of the Guarantee and Security Agreement, in each case, shall (x) survive the termination of the Commitments and the payment in full of all other Obligations and (y) with respect to clause (i) above, inure to the benefit of any Person that at any time held a right thereunder (as an Indemnitee or otherwise) and, thereafter, its successors and permitted assigns.

     9.21 Anti-Money Laundering Legislation.

               (a) Each Credit Party acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Patriot Act, and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws, whether within Canada or elsewhere (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders and Agent may be required to obtain, verify and record information regarding each Credit Party, its respective directors, authorized signing officers, direct or indirect shareholders or other Persons in control of such Credit Party, and the transactions contemplated hereby. Borrower Representative shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or Agent which would be otherwise permitted under Section 9.9, or any prospective assign or participant of a Lender or Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

               (b) If Agent has ascertained the identity of the Credit Parties or any authorized signatories of the Credit Parties for the purposes of applicable AML Legislation, then Agent:

                         (i) shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and Agent within the meaning of applicable AML Legislation; and

                         (ii) shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

     Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that Agent has no obligation to ascertain the identity of the Credit Parties or any authorized signatories of the Credit Parties on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Credit Parties or any such authorized signatory in doing so.

     9.22 Replacement of Lender. Within forty-five days after: (i) receipt by the Borrower Representative of written notice and demand from any Lender that is not Agent or an Affiliate of Agent (an “Affected Lender”) for payment of additional costs as provided in Sections 10.1, 10.3 and/or 10.6; or (ii) any failure by any Lender (other than Agent or an Affiliate of Agent) to consent to a requested amendment, waiver or modification to any Loan Document in which Required Lenders have already consented to such amendment, waiver or modification but the consent of each Lender (or each Lender directly affected thereby, as applicable) is required with respect thereto, the Borrowers may, at their option, notify Agent and such Affected Lender (or such non-consenting Lender) of the Borrowers’ intention to obtain, at the Borrowers’ expense, a replacement Lender (“Replacement Lender”) for such Affected Lender (or such non-consenting Lender), which Replacement Lender shall be reasonably satisfactory to Agent. In the event the Borrowers obtain a Replacement Lender within forty-five (45) days following notice of its intention to do so, the Affected Lender (or such non-consenting Lender) shall sell and assign its Loans and Commitments to such Replacement Lender, at par, provided that the Borrowers have reimbursed such Affected Lender for its increased costs for which it is entitled to reimbursement under this Agreement through the date of such sale and assignment. In the event that a replaced Lender does not execute an Assignment pursuant to Section 9.9 within five (5) Business Days after receipt by such replaced Lender of notice of replacement pursuant to this Section 9.22 and presentation to such replaced Lender of an Assignment evidencing an assignment pursuant to this Section 9.22, the Borrowers shall be entitled (but not obligated) to execute such an Assignment on behalf of such replaced Lender, and any such Assignment so executed by the Borrowers, the Replacement Lender and Agent, shall be effective for purposes of this Section 9.22 and Section 9.9. Notwithstanding the foregoing, with respect to a Lender that is a Non-Funding Lender or an Impacted Lender, Agent may, but shall not be obligated to, obtain a Replacement Lender and execute an Assignment on behalf of such Non-Funding Lender or Impacted Lender at any time with three (3) Business Days’ prior notice to such Lender (unless notice is not practicable under the circumstances) and cause such Lender’s Loans and Commitments to be sold and assigned, in whole or in part, at par. Upon any such assignment and payment and compliance with the other provisions of Section 9.9, such replaced Lender shall no longer constitute a “Lender” for purposes hereof; provided, any rights of such replaced Lender to indemnification hereunder shall survive.

     9.23 Joint and Several. The obligations of the Credit Parties hereunder and under the other Loan Documents are joint and several. Without limiting the generality of the foregoing, reference is hereby made to Article II of the Guarantee and Security Agreement, to which the obligations of Borrower and the other Credit Parties are subject.

     9.24 Creditor-Debtor Relationship. The relationship between Agent, each Lender and the L/C Issuer, on the one hand, and the Credit Parties, on the other hand, is solely that of creditor and debtor. No Secured Party has any fiduciary relationship or duty to any Credit Party arising out of or in connection with, and there is no agency, tenancy or joint venture relationship between the Secured Parties and the Credit Parties by virtue of, any Loan Document or any transaction contemplated therein.

     9.25 Actions in Concert. Notwithstanding anything contained herein to the contrary, each Lender hereby agrees with each other Lender that no Lender shall take any action to protect or enforce its rights against any Credit Party arising out of this Agreement or any other Loan Document (including exercising any rights of setoff) without first obtaining the prior written consent of Agent or Required Lenders, it being the intent of Lenders that any such action to protect or enforce rights under this Agreement and the other Loan Documents shall be taken in concert and at the direction or with the consent of Agent or Required Lenders.

ARTICLE X
TAXES, YIELD PROTECTION AND ILLEGALITY

     10.1 Taxes.

               (a) Except as otherwise provided in this Section 10.1, each payment by any Credit Party under any Loan Document shall be made free and clear of all present or future taxes, levies, imposts, deductions, charges or withholdings imposed by any Governmental Authority and all liabilities with respect thereto (and without deduction for any of them) (collectively, but excluding Excluded Taxes, the “Taxes”).

               (b) If any Taxes shall be required by law to be deducted from or in respect of any amount payable under any Loan Document to any Secured Party (i) such amount shall be increased as necessary to ensure that, after all required deductions for Taxes are made (including deductions applicable to any increases to any amount under this Section 10.1), such Secured Party receives the amount it would have received had no such deductions been made, (ii) the relevant Credit Party shall make such deductions, (iii) the relevant Credit Party shall timely pay the full amount deducted to the relevant taxing authority or other authority in accordance with applicable Requirements of Law and (iv) within 30 days after such payment is made, the relevant Credit Party shall deliver to Agent an original or certified copy of a receipt evidencing such payment or other evidence of payment reasonably satisfactory to Agent.

               (c) In addition, the Borrowers agree to pay, and authorize Agent to pay in their name, any stamp, documentary, excise or property tax, charges or similar levies imposed by any applicable Requirement of Law or Governmental Authority and all Liabilities with respect thereto (including by reason of any delay in payment thereof), in each case arising from the execution, delivery or registration of, or otherwise with respect to, any Loan Document or any transaction contemplated therein (collectively, “Other Taxes”). The Swingline Lender may, without any need for notice, demand or consent from the Borrowers or the Borrower Representative, by making funds available to Agent in the amount equal to any such payment, make a Swing Loan to the Borrowers in such amount, the proceeds of which shall be used by Agent in whole to make such payment. Within 30 days after the date of any payment of Other Taxes by any Credit Party, the Borrowers shall furnish to Agent, at its address referred to in Section 9.2, the original or a certified copy of a receipt evidencing payment thereof or other evidence of payment reasonably satisfactory to Agent.

               (d) The Borrowers shall reimburse and indemnify, within 30 days after receipt of demand therefor and reasonable details of such claim (with copy to Agent), each Secured Party for all Taxes and Other Taxes (including any Taxes and Other Taxes imposed by any jurisdiction on amounts payable under this Section 10.1) paid by such Secured Party and any Liabilities arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. A certificate of the Secured Party (or of Agent on behalf of such Secured Party) claiming any compensation under this clause (d), setting forth the amounts to be paid thereunder and delivered to the Borrower Representative with copy to Agent, shall be conclusive, binding and final for all purposes, absent manifest error. In determining such amount, Agent and such Secured Party may use any reasonable averaging and attribution methods.

               (e) If the Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by a Borrower or with respect to which a Borrower has paid additional amounts pursuant to this Section 10.1 and, in such Lender’s opinion, such refund amount is both reasonably identifiable and quantifiable by it without involving it in an unacceptable administrative burden, it shall pay over such refund amount to the Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by a Borrower under this Section 10.1 with respect to the Taxes or Other Taxes giving rise to such refund, and only to the extent that the Agent or Lender, as applicable, is satisfied that it may do so without prejudice to its right, as against the relevant Governmental Authority, to retain such refund), net of all out-of-pocket expenses of the Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that each Borrower, upon the request of the Agent or such Lender, agrees to repay the amount paid over to any Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender if the Agent or such Lender is required to repay such refund to such Governmental Authority. Nothing herein contained shall (i) interfere with the right of the Agent or any Lender to arrange its affairs in whatever manner it thinks fit and, in particular, no Lender shall be under any obligation to claim relief for tax purposes on its corporate profits or otherwise, or to claim such relief in priority to any other claims, reliefs, credits or deductions available to it, or (ii) require the Agent or any Lender to make available its tax returns (or any other information relating to its Taxes which it deems confidential) to any Credit Party or any other Person.

               (f) Any Lender claiming any additional amounts payable pursuant to this Section 10.1 shall use its commercially reasonable efforts (consistent with its internal policies and Requirements of Law) to change the jurisdiction of its Lending Office if such a change would reduce any such additional amounts (or any similar amount that may thereafter accrue) and would not, in the sole determination of such Lender, be otherwise disadvantageous to such Lender.

     10.2 Illegality. If after the date hereof any Lender shall determine that the introduction of any Requirement of Law, or any change in any Requirement of Law or in the interpretation or administration thereof, has made it unlawful, or that any central bank or other Governmental Authority has asserted that it is unlawful, for any Lender or its Lending Office to make LIBOR Rate Loans, then, on notice thereof by such Lender to the Borrowers through Agent, the obligation of that Lender to make LIBOR Rate Loans shall be suspended until such Lender shall have notified Agent and the Borrower Representative that the circumstances giving rise to such determination no longer exists.

               (a) Subject to clause (c) below, if any Lender shall determine that it is unlawful to maintain any LIBOR Rate Loan, the Borrowers shall prepay in full all LIBOR Rate Loans of such Lender then outstanding, together with interest accrued thereon, either on the last day of the Interest Period thereof if such Lender may lawfully continue to maintain such LIBOR Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such LIBOR Rate Loans, together with any amounts required to be paid in connection therewith pursuant to Section 10.4.

               (b) If the obligation of any Lender to make or maintain LIBOR Rate Loans has been terminated, the Borrower Representative may elect, by giving notice to such Lender through Agent that all Loans which would otherwise be made by any such Lender as LIBOR Rate Loans shall be instead U.S. Base Rate Loans.

               (c) Before giving any notice to Agent pursuant to this Section 10.2, the affected Lender shall designate a different Lending Office with respect to its LIBOR Rate Loans if such designation will avoid the need for giving such notice or making such demand and will not, in the judgment of the Lender, be illegal or otherwise disadvantageous to the Lender.

     10.3 Increased Costs and Reduction of Return.

               (a) If any Lender or L/C Issuer shall determine that, due to either (i) the introduction of, or any change in, or in the interpretation of, any Requirement of Law or (ii) the compliance with any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law), in the case of either clause (i) or (ii) subsequent to the date hereof, there shall be any increase in the cost to such Lender or L/C Issuer of agreeing to make or making, funding or maintaining any LIBOR Rate Loans or of issuing or maintaining any Letter of Credit, then the Borrowers shall be liable for, and shall from time to time, within thirty (30) days of demand therefor by such Lender or L/C Issuer (with a copy of such demand to Agent), pay to Agent for the account of such Lender or L/C Issuer, additional amounts as are sufficient to compensate such Lender or L/C Issuer for such increased costs; provided, that the Borrowers shall not be required to compensate any Lender or L/C Issuer pursuant to this subsection 10.3(a) for any increased costs incurred more than 180 days prior to the date that such Lender or L/C Issuer notifies the Borrower Representative, in writing of the increased costs and of such Lender’s or L/C Issuer’s intention to claim compensation thereof; provided, further, that if the circumstance giving rise to such increased costs is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

          (b) If any Lender or L/C Issuer shall have determined that:

                         (i) the introduction of any Capital Adequacy Regulation;

                         (ii) any change in any Capital Adequacy Regulation;

                         (iii) any change in the interpretation or administration of any Capital Adequacy Regulation by any central bank or other Governmental Authority charged with the interpretation or administration thereof; or

                         (iv) compliance by such Lender or L/C Issuer (or its Lending Office) or any entity controlling the Lender or L/C Issuer, with any Capital Adequacy Regulation;

affects the amount of capital required or expected to be maintained by such Lender or L/C Issuer or any entity controlling such Lender or L/C Issuer and (taking into consideration such Lender’s or such entities’ policies with respect to capital adequacy and such Lender’s or L/C Issuer’s desired return on capital) determines that the amount of such capital is increased as a consequence of its Commitment(s), loans, credits or obligations under this Agreement, then, within thirty (30) days of demand of such Lender or L/C Issuer (with a copy to Agent), the Borrowers shall pay to such Lender or L/C Issuer, from time to time as specified by such Lender or L/C Issuer, additional amounts sufficient to compensate such Lender or L/C Issuer (or the entity controlling the Lender or L/C Issuer) for such increase; provided, that the Borrowers shall not be required to compensate any Lender or L/C Issuer pursuant to this subsection 10.3(b) for any amounts incurred more than 180 days prior to the date that such Lender or L/C Issuer notifies the Borrower Representative, in writing of the amounts and of such Lender’s or L/C Issuer’s intention to claim compensation thereof; provided, further, that if the event giving rise to such increase is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

              (c) Notwithstanding anything herein to the contrary, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith shall be deemed to be a change in a Requirement of Law under subsection (a) above and/or a change in a Capital Adequacy Regulation under subsection (b) above, as applicable, regardless of the date enacted, adopted or issued.

     10.4 Funding Losses. The Borrowers agree to reimburse each Lender and to hold each Lender harmless from any loss or expense which such Lender may sustain or incur as a consequence of:

               (a) the failure of the Borrowers to make any payment or mandatory prepayment of principal of any LIBOR Rate Loan (including payments made after any acceleration thereof);

               (b) the failure of the Borrowers to make any payment or mandatory prepayment of principal of any BA Rate Loan (including payments made after any acceleration thereof);

               (c) the failure of the Borrowers to borrow, continue or convert a Loan after the Borrower Representative has given (or is deemed to have given) a Notice of Borrowing, a Notice of Conversion/Continuation – BA Rate, or a Notice of Conversion/Continuation -LIBOR;

               (d) the failure of the Borrowers to make any prepayment pursuant to Section 1.8;

               (e) the prepayment (including pursuant to Section 1.8) of a BA Rate Loan on a day which is not the last day of the BA Period with respect thereto;

               (f) the prepayment (including pursuant to Section 1.8) of a LIBOR Rate Loan on a day which is not the last day of the Interest Period with respect thereto;

               (g) the conversion pursuant to Section 1.6(a) of any BA Rate Loan to a Canadian Prime Rate Loan on a day that is not the last day of the applicable BA Period; or

               (h) the conversion pursuant to Section 1.6(b) of any LIBOR Rate Loan to a U.S. Base Rate Loan on a day that is not the last day of the applicable Interest Period;

including any such loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain its LIBOR Rate Loans hereunder or from fees payable to terminate the deposits from which such funds were obtained; provided that, with respect to the expenses described in clauses (d) and (e) above, such Lender shall have notified Agent of any such expense within two (2) Business Days of the date on which such expense was incurred. Solely for purposes of calculating amounts payable by the Borrowers to the Lenders under this Section 10.4 and under subsection 10.3(a): each LIBOR Rate Loan made by a Lender (and each related reserve, special deposit or similar requirement) shall be conclusively deemed to have been funded at the LIBOR used in determining the interest rate for such LIBOR Rate Loan by a matching deposit or other borrowing in the interbank Eurodollar market for a comparable amount and for a comparable period, whether or not such LIBOR Rate Loan is in fact so funded.

     10.5 Inability to Determine Rates. If Agent shall have determined in good faith that for any reason adequate and reasonable means do not exist for ascertaining the LIBOR for any requested Interest Period with respect to a proposed LIBOR Rate Loan or that the LIBOR applicable pursuant to subsection 1.3(a) for any requested Interest Period with respect to a proposed LIBOR Rate Loan does not adequately and fairly reflect the cost to the Lenders of funding or maintaining such Loan, Agent will forthwith give notice of such determination to the Borrower Representative and each Lender. Thereafter, the obligation of the Lenders to make or maintain LIBOR Rate Loans hereunder shall be suspended until Agent revokes such notice in writing. Upon receipt of such notice, the Borrower Representative may revoke any Notice of Borrowing or Notice of Conversion/Continuation then submitted by it. If the Borrower Representative does not revoke such notice, the Lenders shall make, convert or continue the Loans, as proposed by the Borrower Representative, in the amount specified in the applicable notice submitted by the Borrower Representative, but such Loans shall be made, converted or continued as U.S. Base Rate Loans.

     10.6 Reserves on LIBOR Rate Loans. The Borrowers shall pay to each Lender, as long as such Lender shall be required under regulations of the Federal Reserve Board to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits (currently known as “Eurocurrency liabilities”), additional costs on the unpaid principal amount of each LIBOR Rate Loan equal to actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive absent manifest error), payable on each date on which interest is payable on such Loan provided the Borrower Representative shall have received at least fifteen (15) days’ prior written notice (with a copy to Agent) of such additional interest from the Lender. If a Lender fails to give notice fifteen (15) days prior to the relevant Interest Payment Date, such additional interest shall be payable fifteen (15) days from receipt of such notice.

     10.7 Certificates of Lenders. Any Lender claiming reimbursement or compensation pursuant to this Article X shall deliver to the Borrower Representative (with a copy to Agent) a certificate setting forth in reasonable detail the amount payable to such Lender hereunder and such certificate shall be conclusive and binding on the Borrowers in the absence of manifest error.

ARTICLE XI
DEFINITIONS

     11.1 Defined Terms. The following terms are defined in the Sections or subsections referenced opposite such terms:

“Affected Lender”	9.22
“Agent Report”	8.5(c)
“AML Legislation”	9.21
“Aggregate Excess Funding Amount”	1.11(e)
“Borrower” and “Borrowers”	Preamble
“Borrower Materials”	9.10(d)
“Borrower Representative”	Preamble
“Eligible Accounts”	1.13
“Eligible Inventory”	1.14
“Event of Default”	7.1
“Fee Letter”	1.9(a)
“GE Capital”	Preamble
“Indemnified Matters”	9.6
“Indemnitees”	9.6
“Investments”	5.4
“Judgment Conversion Date”	11.6(a)
“Judgment Currency”	11.6(a)
“L/C Reimbursement Agreement”	1.1(c)

“L/C Reimbursement Date”	1.1(c)
“L/C Request”	1.1(c)
“L/C Sublimit”	1.1(c)
“Lender”	Preamble
“Letter of Credit Fee”	1.9(c)
“Maximum Revolving Loan Balance”	1.1(a)
“MNPI”	9.10(a)
“Notice of Conversion/Continuation – BA Rate”	1.6(a)
“Notice of Conversion/Continuation – LIBOR”	1.6(b)
“Obligation Currency”	11.6(a)
“Overadvance”	1.1(b)
“Other Lender”	1.11(e)
“Other Taxes”	10.1(b)
“Parent”	Recital
“Perfection Certificate”	2.1(h)
“Permitted Liens”	5.1
“Power Project”	5.5(i)
“Register”	1.4(b)
“Restricted Payments”	5.11
“Replacement Lender”	9.22
“Revolving Loan Commitment”	1.1(b)
“Revolving Loan”	1.1(b)
“Sale”	9.9(b)
“Settlement Date”	1.11(b)
“Swingline Request”	1.1(d)
“Tax Returns”	3.10
“Taxes”	10.1(a)
“Unused Commitment Fee”	1.9(b)

     In addition to the terms defined elsewhere in this Agreement, the following terms have the following meanings:

     “Account” means, as at any date of determination, each and every “account” (as such term is defined in the PPSA) and all “claims” (for purposes of the Civil Code of Quebec) of the Credit Parties, including, without limitation, the unpaid portion of the obligation of a customer of a Credit Party in respect of Inventory purchased by and shipped to such customer and/or the rendition of services by a Credit Party, as stated on the respective invoice of a Credit Party, net of any credits, rebates or offsets owed to such customer.

     “Account Debtor” means the customer of a Credit Party who is obligated on or under an Account.

     “Acquisition” means any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in (a) the acquisition of all or substantially all of the assets of a Person, or of any business or division of a Person, (b) the acquisition of in excess of fifty percent (50%) of the Stock and Stock Equivalents of any Person or otherwise causing any Person to become a Subsidiary of a Borrower, or (c) an amalgamation, merger or consolidation or any other combination with another Person.

     “Affiliate” means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. A Person shall be deemed to control another Person if the controlling Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the other Person, whether through the ownership of voting securities, by contract or otherwise. Without limitation, any director, executive officer or beneficial owner of ten percent (10%) or more of the Stock (either directly or through ownership of Stock Equivalents) of a Person shall for the purposes of this Agreement, be deemed to be an Affiliate of the other Person. Notwithstanding the foregoing, neither Agent nor any Lender shall be deemed an “Affiliate” of any Credit Party or of any Subsidiary of any Credit Party solely by reason of the provisions of the Loan Documents.

     “Agent” means GE Capital in its capacity as administrative agent for the Lenders hereunder, and any successor administrative agent.

     “Aggregate Revolving Loan Commitment” means the combined Revolving Loan Commitments of the Lenders, which shall initially be in the amount of $200,000,000, as such amount may be reduced from time to time pursuant to this Agreement.

     “Applicable Margin” means the applicable rate per annum, expressed as a percentage, set out in the relevant column and row in the table below, based upon the average daily outstanding principal balance under the Revolving Credit Facility (including, for greater certainty, all Letter of Credit Obligations) in the preceding month.

Revolver Drawdown (CAD$)	BA / LIBOR / LC’s	Canadian Index Rate / US Base	Unused Commitment Fee
Equal to or greater than $150,000,000
Equal to or greater than $100,000,000 but less than $150,000,000
Less than $100,000,000

The Applicable Margin shall be adjusted on the first Business Day of each month, based upon the Agent’s calculation of the average daily principal balance outstanding under the Revolving Loan Commitments during the immediately preceding month.

     “Approved Fund” means, with respect to any Lender, any Person (other than a natural Person) that (a) (i) is or will be engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the Ordinary Course of Business or (ii) temporarily warehouses loans for any Lender or any Person described in clause (i) above and (b) is advised or managed by (i) such Lender, (ii) any Affiliate of such Lender or (iii) any Person (other than an individual) or any Affiliate of any Person (other than an individual) that administers or manages such Lender.

     “Assignment” means an assignment agreement entered into by a Lender, as assignor, and any Person, as assignee, pursuant to the terms and provisions of Section 9.9 (with the consent of any party whose consent is required by Section 9.9), accepted by Agent, substantially in the form of Exhibit 11.1(a) or any other form approved by Agent.

     “Availability” means, as of any date of determination, the amount by which (a) the Maximum Revolving Loan Balance, exceeds (b) the aggregate outstanding principal balance of Revolving Loans.

     “Availability Block” means, as of any date of determination, (a) $15,000,000 if EBITDA for the most recently completed Rolling Period was equal to or greater than $60,000,000, or (b) $25,000,000 if EBITDA for the most recently completed Rolling Period was less than $60,000,000.

     “BA Period” means with respect to any BA Rate Loan, the period commencing on the Business Day such Loan is disbursed or continued or on the Conversion Date on which a Canadian Prime Rate Loan is converted to the BA Rate Loan and ending on the date one, two, or three months thereafter, as selected by the Borrower Representative in its Notice of Borrowing or Notice of Conversion/Continuation – BA Rate; provided that:

               (a) if any BA Period pertaining to a BA Rate Loan would otherwise end on a day which is not a Business Day, that BA Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such BA Period into another calendar month, in which event such Interest Period shall end on the immediately preceding Business Day;

               (b) any BA Period pertaining to a BA Rate Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such BA Period) shall end on the last Business Day of the calendar month at the end of such BA Period; and

               (c) no BA Period shall extend beyond the Revolving Termination Date.

     “BA Rate” means, in respect of any BA Period applicable to a BA Rate Loan, the highest of (a) the rate per annum determined by Agent by reference to the average rate quoted on the Reuters Monitor Screen (Page CDOR, or such other Page as may replace such Page on such Screen on the purpose of displaying Canadian interbank bid rates for Canadian Dollar bankers’ acceptances) applicable to Canadian Dollars bankers’ acceptances with a term comparable to such BA Period as of 10:00 a.m. (Toronto time) two (2) Business Days before the first day of such BA Period, and (b) the rate per annum determined by Agent by reference to the average rate quoted on the Reuters Monitor Screen (Page CDOR, or such other Page as may replace such Page on such Screen on the purpose of displaying Canadian interbank bid rates for Canadian Dollar bankers’ acceptances) applicable to Canadian Dollars bankers’ acceptances with a term of 90 days as of 10:00 a.m. (Toronto time) two (2) Business Days before the first day of such BA Period. If for any reason the Reuters Monitor Screen rates are unavailable, BA Rate means the rate of interest determined by Agent that is equal to the arithmetic mean (rounded upwards to the nearest basis point) of the rates quoted by The Bank of Nova Scotia, Royal Bank of Canada and Canadian Imperial Bank of Commerce in respect of Canadian Dollar bankers’ acceptances with a term comparable to such BA Period. No adjustment shall be made to account for the difference between the number of days in a year on which the rates referred to in this definition are based and the number of days in a year on the basis of which interest is calculated in the Agreement.

     “BA Rate Loan” means a Loan that bears interest based on the BA Rate.

     “Borrowing” means a borrowing hereunder consisting of Loans made to or for the benefit of the Borrowers pursuant to Article I.

     “Borrowing Base” means, as of any date of determination by Agent, from time to time, an amount equal to the sum at such time of:

               (a) 85% of the book value of Eligible Accounts (other than Insured Eligible Accounts) at such time; plus

               (b) 90% of the book value of Insured Eligible Accounts at such time; plus

               (c) if Excess Availability is

                         (A) greater than $10,000,000, 60% of the book value of Eligible Inventory valued at the lower of cost and market (no Net Realizable Value adjustment) on a first-in, first-out basis, or

                         (B) equal to or less than $10,000,000, the lesser of (i) 70% of the book value of Eligible Inventory valued at the lower of cost and market (no Net Realizable Value adjustment) on a first-in, first-out basis, and (ii) 85% of the value of Eligible Inventory, multiplied by the NOLV Factor;

in each case less Reserves established by Agent at such time in its Permitted Discretion

     “Borrowing Base Certificate” means a duly completed certificate of the Borrower Representative, on behalf of each Credit Party, in substantially the form of Exhibit 11.1(b) hereto.

     “Business Day” means any day other than a Saturday, Sunday or other day on which banks are authorized or required by law to close in Toronto, Ontario, New York, New York or, in the case of any action required of the Credit Parties, in the City of Montreal, Quebec, and, if the applicable Business Day relates to any LIBOR Rate Loan, a day on which dealings are carried on in the London interbank market.

     “Canadian Benefit Plans” means any plan, fund, program, or policy, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, providing material employee benefits, including medical, hospital care, dental, sickness, accident, disability, life insurance, pension, retirement or savings benefits, under which any Credit Party has any liability with respect to any employee or former employee, but excluding any Canadian Pension Plans and the Tembec USA Plans.

     “Canadian Dollars” “Dollars”, “Cdn$” or “$” shall mean the lawful currency of Canada.

     “Canadian Pension Plans” means each pension plan required to be registered under Canadian federal or provincial law that is maintained or contributed to by a Credit Party for its employees or former employees, but does not include the Canada Pension Plan or the Quebec Pension Plan as maintained by the Government of Canada or the Province of Quebec, respectively.

     “Canadian Prime Rate” means, for any day, a rate per annum equal to the highest of (a) the annual rate of interest last quoted in the “Report on Business” section of The Globe and Mail as being “Canadian prime”, “chartered bank prime rate” or words of similar description or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by Agent), or (b) the BA Rate existing on such day in respect of a BA Period of 30 days plus 1.35% per annum. Any change in any interest rate provided for in the Agreement based upon the Canadian Prime Rate shall take effect at the time of such change in the Canadian Prime Rate. No adjustments shall be made to account for the difference between the number of days in a year on which the rates referred to in this definition are based and the number of days in a year on the basis of which interest is calculated in the Agreement.

     “Canadian Prime Rate Loan” means a Loan that bears interest based on the Canadian Prime Rate.

     “Capital Adequacy Regulation” means any guideline, request or directive of any central bank or other Governmental Authority, or any other law, rule or regulation, whether or not having the force of law, in each case, regarding capital adequacy of any Lender or of any corporation controlling a Lender.

     “Capital Lease” means any leasing or similar arrangement which, in accordance with GAAP, is classified as a capital lease.

     “Capital Lease Obligations” means all monetary obligations of any Credit Party under any Capital Leases.

     “Cash Equivalents” means (a) any readily-marketable securities (i) issued by, or directly, unconditionally and fully guaranteed or insured by the Canadian or U.S. federal government or any Canadian Provincial Government, or (ii) issued by any agency of the Canadian or U.S. federal government the obligations of which are fully backed by the full faith and credit of the Canadian federal government or the U.S. federal government or any Canadian Provincial Government, as applicable, (b) any readily-marketable direct obligations issued by any other agency of the Canadian or U.S. federal government, any province, territory or state thereof or any political subdivision of any such province, territory or state or any public instrumentality thereof, in each case having a rating of at least “A-1” from S&P or at least “P-1” from Moody’s, (c) any commercial paper rated at least “A-1” by S&P or “P-1” by Moody’s and issued by any Person organized under the laws of Canada or any province or territory thereof or any state of the United States, (d) any Dollar-denominated time deposit, insured certificate of deposit, overnight bank deposit or bankers’ acceptance issued or accepted by (i) any Lender or (ii) any commercial bank that is (A) organized under the laws of Canada or any Province thereof, the United States, any state thereof or the District of Columbia and (B) having combined capital, surplus and undivided profits in excess of $250,000,000, and (e) shares of any Canadian or United States money market fund that (i) has substantially all of its assets invested continuously in the types of investments referred to in clause (a), (b), (c) or (d) above with maturities as set forth in the proviso below, (ii) has net assets in excess of $500,000,000 and (iii) has obtained from either S&P or Moody’s the highest rating obtainable for money market funds in Canada or the United States; provided, however, that the maturities of all obligations specified in any of clauses (a), (b), (c) or (d) above shall not exceed 365 days.

     “CIBC” means CIBC Asset-Based Lending Inc. and, in respect of any provision relating to an L/C Issuer, Canadian Imperial Bank of Commerce, and their respective successors and assigns.

     “Closing Date” means March 4, 2011.

     “Coface” means Compagnie Française d’assurance pour le Commerce Extérieure –Canada Branch.

     “Collateral” has the meaning given to it in the Guarantee and Security Agreement.

     “Collateral Documents” means, collectively, the Guarantee and Security Agreement, each Control Agreement, the Quebec Collateral Documents, and all other security agreements, pledge agreements, patent and trademark security agreements, guarantees and other similar agreements, and all amendments, restatements, modifications or supplements thereof or thereto, by or between any one or more of any Credit Party, and any Lender or Agent for the benefit of Agent, the Lenders and other Secured Parties now or hereafter delivered to the Lenders or Agent pursuant to or in connection with the transactions contemplated hereby, and all financing statements (or comparable documents now or hereafter filed in accordance with the PPSA or comparable law) against any such Person as debtor in favour of any Lender or Agent for the benefit of Agent, the Lenders and the other Secured Parties, as secured party, as any of the foregoing may be amended, restated and/or modified from time to time.

     “Combined Borrowing Base” means the Borrowing Bases of all Credit Parties on a combined basis.

     “Combined Borrowing Base Certificate” means a Borrowing Base Certificate in the form of Exhibit 11.1(b) for all Credit Parties on a combined basis.

     “Commitment” means, for each Lender, the sum of its Revolving Loan Commitment.

     “Commitment Percentage” means, as to any Lender, the percentage equivalent of such Lender’s Revolving Loan Commitment.

     “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person: (a) with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; (b) with respect to any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings; (c) under any Rate Contracts; (d) to make take-or-pay or similar payments if required regardless of non-performance by any other party or parties to an agreement; or (e) for the obligations of another Person through any agreement to purchase, repurchase or otherwise acquire such obligation or any Property constituting security therefor, to provide funds for the payment or discharge of such obligation or to maintain the solvency, financial condition or any balance sheet item or level of income of another Person. The amount of any Contingent Obligation shall be equal to the amount of the obligation so guaranteed or otherwise supported or, if not a fixed and determinable amount, the maximum amount so guaranteed or supported.

     “Contractual Obligations” means, as to any Person, any provision of any security issued by such Person or of any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument, document or agreement to which such Person is a party or by which it or any of its Property is bound.

     “Control Agreement” means a deposit account, securities account or futures account control agreement by and among the applicable Credit Party, Agent and the depository, securities intermediary or futures intermediary, and each in form and substance satisfactory to Agent and in any event providing to Agent “control” of such deposit account, securities or futures account within the meaning of the PPSA.

     “Conversion Date” means any date on which the Borrowers convert (i) a Canadian Prime Rate Loan to a BA Rate Loan or a BA Rate Loan to a Canadian Prime Rate Loan or (ii) a U.S. Base Rate Loan to a LIBOR Rate Loan or a LIBOR Rate Loan to a U.S. Base Rate Loan.

     “Copyrights” means all rights, title and interests (and all related IP Ancillary Rights) arising under any Requirement of Law in or relating to copyrights and all mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith.

     “CRA” means the Canada Revenue Agency.

     “Credit Parties” means each Borrower, and each Guarantor.

     “Default” means any event or circumstance which, with the giving of notice, the lapse of time, or both, would (if not cured or otherwise remedied during such time) constitute an Event of Default.

     “Disposition” means (a) the sale, lease, conveyance or other disposition of Property, and (b) the sale or transfer by a Credit Party to a third party of any Stock or Stock Equivalent issued by any Credit Party and held by such transferor Person.

     “EBITDA” means, for any fiscal period, consolidated sales for such period minus freight and sales deductions, lumber export taxes/duties, costs of sales, and selling, general and administrative expenses for such period, all on a consolidated basis.

     “EDC” means Export Development Canada.

     “Electronic Transmission” means each document, instruction, authorization, file, information and any other communication transmitted, posted or otherwise made or communicated by e-mail or E-Fax, or otherwise to or from an E-System or other equivalent service acceptable to Agent.

     “Environmental Laws” means all present and future Requirements of Law and Permits imposing liability or standards of conduct for or relating to the regulation and protection of human health, safety, the workplace, the environment and natural resources, and including public notification requirements and environmental transfer of ownership, notification or approval statutes.

     “Environmental Liabilities” means all Liabilities (including costs of Remedial Actions, natural resource damages and costs and expenses of investigation and feasibility studies, including the cost of environmental consultants and the cost of legal fees) that may be imposed on, incurred by or asserted against any Credit Party as a result of, or related to, any claim, suit, action, investigation, proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law or otherwise, arising under any Environmental Law or in connection with any environmental, health or safety condition or with any Release and resulting from the ownership, lease, sublease or other operation or occupation of property by any Credit Party, whether on, prior or after the date hereof.

     “Equivalent Amount” means, on any date of determination, with respect to obligations or valuations denominated in one currency (the “first currency”), the amount of another currency (the “second currency”) which would result from the Agent converting the first currency into the second currency at approximately 12:00 noon (Toronto time) on such day in accordance with Agent’s customary practice for commercial loans being administered by it or at such other rate as may have been agreed in writing between Borrower Representative and Agent.

     “ERISA” means the Employee Retirement Income Security Act of 1974.

     “ERISA Affiliate” means, collectively, any Credit Party and any Person under common control or treated as a single employer with, any Credit Party, within the meaning of Section 414(b), (c), (m) or (o) of the Code.

     “ERISA Event” means any of the following: (a) a reportable event described in Section 4043(b) of ERISA (or, unless the 30-day notice requirement has been duly waived under the applicable regulations, Section 4043(c) of ERISA) with respect to a Title IV Plan; (b) the withdrawal of any ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (c) the complete or partial withdrawal of any ERISA Affiliate from any Multiemployer Plan; (d) with respect to any Multiemployer Plan, the filing of a notice of reorganization, insolvency or termination (or treatment of a plan amendment as termination) under Section 4041A of ERISA; (e) the filing of a notice of intent to terminate a Title IV Plan (or treatment of a plan amendment as termination) under Section 4041 of ERISA; (f) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC; (g) the failure to make any required contribution to any Title IV Plan or Multiemployer Plan when due; (h) the imposition of a lien under Section 412 or 430(k) of the Code or Section 303 or 4068 of ERISA on any property (or rights to property, whether real or personal) of any ERISA Affiliate; (i) the failure of a U.S. Benefit Plan or any trust thereunder intended to qualify for tax exempt status under Section 401 or 501 of the Code or other Requirements of Law to qualify thereunder; (j) a Title IV plan is in “at risk” status within the meaning of Code Section 430(i); (k) a Multiemployer Plan is in “endangered status” or “critical status” within the meaning of Section 432(b) of the Code; and (l) any other event or condition that might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or for the imposition of any material liability upon any ERISA Affiliate under Title IV of ERISA other than for PBGC premiums due but not delinquent.

     “Event of Loss” means, with respect to any Collateral, any of the following: (a) any loss, destruction or damage of such Collateral; (b) any pending or threatened institution of any proceedings for the condemnation or seizure of such Collateral or for the exercise of any right of eminent domain; or (c) any actual condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such Property, or confiscation of such Collateral or the requisition of the use of such Collateral.

     “Excess Availability” means, as of any date of determination, the amount by which (a) the Combined Borrowing Base (as calculated pursuant to the Borrowing Base Certificate) at such time, exceeds (b) the sum of the Availability Block plus the aggregate outstanding amount of Revolving Loans, Letter of Credit Obligations and Swing Loans.

     “Excluded Tax” means with respect to any Secured Party taxes measured by net income (including branch profits taxes) and franchise taxes imposed in lieu of net income taxes, in each case imposed on any Secured Party as a result of a present or former connection between such Secured Party and the jurisdiction of the Governmental Authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than such connection arising solely from any Secured Party having executed, delivered or performed its obligations or received a payment under, or enforced, any Loan Document).

     “E-Fax” means any system used to receive or transmit faxes electronically.

     “E-Signature” means the process of attaching to or logically associating with an Electronic Transmission an electronic symbol, encryption, digital signature or process (including the name or an abbreviation of the name of the party transmitting the Electronic Transmission) with the intent to sign, authenticate or accept such Electronic Transmission.

     “E-System” means any electronic system approved by Agent, including Intralinks® and ClearPar® and any other Internet or extranet-based site, whether such electronic system is owned, operated or hosted by Agent, any of its Related Persons or any other Person, providing for access to data protected by passcodes or other security system.

     “Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal Funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day, provided that if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate quoted to Agent on such day on such transactions as determined by Agent in a commercially reasonable manner.

     “Federal Reserve Board” means the Board of Governors of the Federal Reserve System, or any entity succeeding to any of its principal functions.

     “Final Availability Date” means the earlier of the Revolving Termination Date and one (1) Business Day prior to the date specified in clause (a) of the definition of Revolving Termination Date.

     “Fiscal Quarter” means any of the quarterly accounting periods of Parent, ending on the last Saturday of the months of December, March, June and September of each year.

     “Fiscal Year” means any of the annual accounting periods of Parent ending on the last Saturday of the month of September of each year.

     “Foreign Account” means an Account that is the obligation of an Account Debtor located in a foreign country other than the United States of America.

     “Foreign Subsidiary” means any Subsidiary of Parent that is not organized or constituted under the laws of Canada, the United States or any of their respective political subdivisions.

     “GAAP” means, in relation to any Person at any time, (a) until such time as such Person adopts the International Financial Reporting Standards, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants or its successor, applied on a basis consistent with the most recent audited financial statements of such Person (except for changes approved by the auditors of such Person), and (b) after such time as such Person adopts the International Financial Reporting Standards, such International Financial Reporting Standards.

     “Governmental Authority” means any nation or government, any province, territory, state or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

     “Guarantee and Security Agreement” means that certain Guarantee and Security Agreement, dated as of even date herewith, in form and substance reasonably acceptable to Agent and the Borrowers, made by the Credit Parties in favour of Agent, for the benefit of the Secured Parties, as the same may be amended, restated and/or modified from time to time.

     “Guarantors” means each of Parent, Tembec Investments Inc./Placements Tembec Inc., Spruce Falls Acquisition Corp. and 3io Corp., and “Guarantor” means any of them.

     “Hazardous Materials” means any substance, material or waste that is regulated or otherwise gives rise to liability under any Environmental Law, including but not limited to any “hazardous waste”, any “hazardous substance”, any contaminant, pollutant, petroleum or any fraction thereof, asbestos, asbestos containing material, polychlorinated biphenyls, mold, and radioactive substances or any other substance that is toxic, ignitable, reactive, corrosive, caustic, or dangerous.

     “Immaterial Subsidiary” means any Subsidiary of Parent that, together with its consolidated Subsidiaries, does not, as of the day of the most recent completed Fiscal Quarter of Parent, have assets with a value in excess of 2½% of the consolidated total assets of Parent and its Subsidiaries and did not, as of the four Fiscal Quarter period ending on the last day of such Fiscal Quarter, have revenues exceeding 2½% of the total revenues of Parent and its Subsidiaries; provided that if (i) the aggregate assets then owned by all Subsidiaries of Parent that would otherwise constitute Immaterial Subsidiaries shall have a value in excess of 5% of the consolidated total assets of Parent and its Subsidiaries or (ii) the combined revenues of all Subsidiaries of Parent that would otherwise constitute Immaterial Subsidiaries shall exceed 5% of the total revenues of Parent and its Subsidiaries, only those such Subsidiaries as shall then have aggregate assets of less than 5% of the consolidated total assets of Parent and its Subsidiaries and combined revenues of less than 5% of the total revenues of Parent and its Subsidiaries and as shall be designated in writing by the Borrower Representative to the Agent as Immaterial Subsidiaries shall be deemed to constitute Immaterial Subsidiaries. For greater certainty, no Credit Party shall constitute an Immaterial Subsidiary.

     “Impacted Lender” means any Lender that fails to provide Agent, within three (3) Business Days following Agent’s written request, satisfactory assurance that such Lender will not become a Non-Funding Lender.

     “Indebtedness” of any Person means, without duplication: (a) all indebtedness for borrowed money; (b) all obligations issued, undertaken or assumed as the deferred purchase price of Property or services (other than trade payables entered into in the Ordinary Course of Business); (c) the face amount of all letters of credit issued for the account of such Person and without duplication, all drafts drawn thereunder and all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments issued by such Person; (d) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of Property, assets or businesses; (e) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to Property acquired by the Person (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such Property); (f) all Capital Lease Obligations; (g) the principal balance outstanding under any synthetic lease, off-balance sheet loan or similar off balance sheet financing product; (h) all obligations, whether or not contingent, to purchase, redeem, retire, defease or otherwise acquire for value any of its own Stock or Stock Equivalents (or any Stock or Stock Equivalent of a direct or indirect parent entity thereof) valued at, in the case of redeemable preferred Stock, the greater of the voluntary liquidation preference and the involuntary liquidation preference of such Stock plus accrued and unpaid dividends; (i) all indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in Property (including accounts and contracts rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness; and (j) all Contingent Obligations described in clause (a) of the definition thereof in respect of indebtedness or obligations of others of the kinds referred to in clauses (a) through (i) above.

     “Insolvency Laws” means any of the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), the U.S. Bankruptcy Code, each as now and hereafter in effect, any successors to such statutes and any other applicable insolvency or other similar law of any jurisdiction, including any law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

     “Insolvency Proceeding” means (a) any case, action or proceeding (including the filing of any notice of intention in respect thereof) before any court or other Governmental Authority relating to bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution, winding-up, relief of debtors, suspension of general operations or similar arrangement, or (b) any general assignment for the benefit of creditors, composition, marshaling of assets for creditors, or other, similar arrangement in respect of its creditors generally or any substantial portion of its creditors; in each case in (a) and (b) above, undertaken under any Insolvency Laws, any corporate laws or any other applicable law.

     “Insured Eligible Account” means an Eligible Account the payment of which is (i) insured under a Trade Credit Insurance Policy or (ii) supported by a letter of credit issued in an amount, on terms and by a financial institution satisfactory to the Agent acting reasonably.

     “Intellectual Property” means all rights, title and interests in or relating to intellectual property and industrial property arising under any Requirement of Law and all IP Ancillary Rights relating thereto, including all Copyrights, Patents, Trademarks, Internet Domain Names, Trade Secrets and IP Licenses.

     “Interest Payment Date” means, (a) with respect to any BA Rate Loan, the last day of each BA Period applicable to such Loan, (b) with respect to any LIBOR Rate Loan (other than a LIBOR Rate Loan having an Interest Period of six (6) months the last day of each Interest Period applicable to such Loan, (c) with respect to any LIBOR Rate Loan having an Interest Period of six (6) months, the last day of each three (3) month interval and, without duplication, the last day of such Interest Period, (d) with respect to Canadian Prime Rate Loans (including Swing Loans) the first day of each month, and (e) with respect to U.S. Base Rate Loans (including Swing Loans) the first day of each month.

     “Interest Period” means, with respect to any LIBOR Rate Loan, the period commencing on the Business Day such Loan is disbursed or continued or on the Conversion Date on which a U.S. Base Rate Loan is converted to the LIBOR Rate Loan and ending on the date one, two, three or six months thereafter, as selected by the Borrower Representative in its Notice of Borrowing or Notice of Conversion/Continuation; provided that:

               (a) if any Interest Period pertaining to a LIBOR Rate Loan would otherwise end on a day which is not a Business Day, that Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month, in which event such Interest Period shall end on the immediately preceding Business Day;

               (b) any Interest Period pertaining to a LIBOR Rate Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

               (c) no Interest Period for any Revolving Loan shall extend beyond the Revolving Termination Date.

     “Internet Domain Name” means all right, title and interest (and all related IP Ancillary Rights) arising under any Requirement of Law in or relating to internet domain names.

     “Inventory” means all of the “inventory” (as such term is defined in the PPSA) of the Credit Parties, including, but not limited to, all merchandise, raw materials, parts, supplies, work-in-process and finished goods intended for sale, together with all the containers, packing, packaging, shipping and similar materials related thereto, and including such inventory as is temporarily out of a Credit Party’s custody or possession, including inventory on the premises of others and items in transit.

     “Intercreditor Agreement” means an intercreditor agreement dated as of March 4, 2011 among Agent, the Note Collateral Agent, Tembec Industries Inc. and each other Credit Party party thereto, as may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

     “IP Ancillary Rights” means, with respect to any other Intellectual Property, as applicable, all foreign counterparts to, and all divisionals, reversions, continuations, continuations-in-part, reissues, reexaminations, renewals and extensions of, such Intellectual Property and all income, royalties, proceeds and Liabilities at any time due or payable or asserted under or with respect to any of the foregoing or otherwise with respect to such Intellectual Property, including all rights to sue or recover at law or in equity for any past, present or future infringement, misappropriation, dilution, violation or other impairment thereof, and, in each case, all rights to obtain any other IP Ancillary Right.

     “IP License” means all Contractual Obligations (and all related IP Ancillary Rights), whether written or oral, granting any right, title and interest in or relating to any Intellectual Property.

     “Issue” means, with respect to any Letter of Credit, to issue, extend the expiration date of, renew (including by failure to object to any automatic renewal on the last day such objection is permitted), increase the face amount of, or reduce or eliminate any scheduled decrease in the face amount of, such Letter of Credit, or to cause any Person to do any of the foregoing. The terms “Issued” and “Issuance” have correlative meanings.

     “ITA” means the Income Tax Act (Canada).

     “L/C Issuer” means (i) CIBC or any Affiliate thereof, and (ii) any Lender or an Affiliate thereof or a bank or other legally authorized Person that is reasonably acceptable to Agent and the Borrower Representative, in such Person’s capacity as an issuer of Letters of Credit hereunder.

     “L/C Reimbursement Obligation” means, for any Letter of Credit, the obligation of the Borrowers to the L/C Issuer thereof or to Agent, as and when matured, to pay all amounts drawn under such Letter of Credit.

     “Legal Costs” means and includes all fees and disbursements of any law firm or other external counsel.

     “Lending Office” means, with respect to any Lender, the office or offices of such Lender specified as its “Lending Office” beneath its name on the applicable signature page hereto, or such other office or offices of such Lender as it may from time to time notify the Borrower Representative and Agent.

     “Letter of Credit” means documentary or standby letters of credit issued for the account of the Borrowers by L/C Issuers, for which Agent and Lenders have incurred Letter of Credit Obligations.

     “Letter of Credit Obligations” means all outstanding obligations incurred by Agent and Lenders at the request of the Borrowers or the Borrower Representative, whether direct or indirect, contingent or otherwise, due or not due, in connection with the issuance of Letters of Credit by L/C Issuers or the purchase of a participation as set forth in subsection 1.1(c) with respect to any Letter of Credit. The amount of such Letter of Credit Obligations shall equal the maximum amount that may be payable by Agent and Lenders thereupon or pursuant thereto.

     “Liabilities” means all claims, actions, suits, judgments, damages, losses, liability, obligations, responsibilities, fines, penalties, sanctions, costs, fees, taxes, commissions, charges, disbursements and expenses, in each case of any kind or nature (including interest accrued thereon or as a result thereto and fees, charges and disbursements of financial, legal and other advisors and consultants), whether joint or several, whether or not indirect, contingent, consequential, actual, punitive, treble or otherwise.

     “LIBOR” means, for each Interest Period, the highest of (a) the offered rate per annum for deposits of U.S. Dollars for the applicable Interest Period that appears on Reuters Screen LIBOR 01 Page as of 11:00 A.M. (London, England time) two (2) Business Days prior to the first day in such Interest Period and (b) the offered rate per annum for deposits of Dollars for an Interest Period of three (3) months that appears on Reuters Screen LIBOR 01 Page as of 11:00 A.M. (London, England time) two (2) Business Days prior to the first day of the applicable Interest Period. If no such offered rate exists, such rate will be the rate of interest per annum, as determined by Agent at which deposits of U.S. Dollars in immediately available funds are offered at 11:00 A.M. (London, England time) two (2) Business Days prior to the first day in such Interest Period by major financial institutions reasonably satisfactory to Agent in the London interbank market for such Interest Period for the applicable principal amount on such date of determination.

     “LIBOR Rate Loan” means a Loan that bears interest based on LIBOR.

     “Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, charge or deposit arrangement, encumbrance, lien (statutory or otherwise) or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including those created by, arising under or evidenced by any conditional sale or other title retention agreement, the interest of a lessor under a Capital Lease, any financing lease having substantially the same economic effect as any of the foregoing, or the filing of any financing statement naming the owner of the asset to which such lien relates as debtor, under the PPSA or any comparable law) and any contingent or other agreement to provide any of the foregoing, but not including the interest of a lessor under a lease which is not a Capital Lease.

     “Loan” means an extension of credit by a Lender to the Borrowers pursuant to Article I, and may be a Canadian Prime Rate Loan, a U.S. Base Rate Loan, a BA Rate Loan or a LIBOR Rate Loan.

     “Loan Documents” means this Agreement, the Notes, the Fee Letter, the Collateral Documents, the Master Agreement for Standby Letters of Credit, the Master Agreement for Documentary Letters of Credit, the Intercreditor Agreement and all documents delivered to Agent and/or any Lender in connection with any of the foregoing.

     “Margin Stock” means “margin stock” as such term is defined in Regulation T, U or X of the Federal Reserve Board.

     “Material Adverse Effect” means: (a) a material adverse change in, or a material adverse effect upon, the operations, business, Properties, condition (financial or otherwise) or prospects of the Credit Parties and their Subsidiaries taken as a whole; (b) a material impairment of the ability of the Credit Parties, taken as a whole to perform in any material respect its obligations under any Loan Document; or (c) a material adverse effect upon (i) the legality, validity, binding effect or enforceability of any Loan Document, or (ii) the perfection or priority of any Lien granted to the Lenders or to Agent for the benefit of the Secured Parties under any of the Collateral Documents.

     “Material Contract” means any agreement, contract or similar instrument to which a Credit Party is a party or to which any of its property or assets may be subject for which breach, non-performances, cancellation or failure to renew could reasonably expected to have a Material Adverse Effect.

     “Material Environmental Liabilities” means Environmental Liabilities exceeding $25,000,000 in the aggregate.

     “Multiemployer Plan” means any multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA, as to which any ERISA Affiliate incurs or otherwise has any obligation or liability, contingent or otherwise.

     “Net Orderly Liquidation Value” means the cash proceeds of Inventory which could be obtained in an orderly liquidation (net of all liquidation expenses, costs of sale, operating expenses and retrieval and related costs), as determined pursuant to the most recent third-party appraisal of such Inventory delivered to Agent by an appraiser reasonably acceptable to Agent.

     “Net Proceeds” means proceeds in cash, cheques or other cash equivalent financial instruments (including Cash Equivalents) as and when received by the Person making a Disposition and insurance proceeds and expropriation, condemnation and similar awards received on account of an Event of Loss, net of: (a) in the event of a Disposition (i) the direct costs relating to such Disposition excluding amounts payable to a Borrower or any Affiliate of a Borrower, (ii) sale, use or other transaction taxes paid or payable as a result thereof, and (iii) amounts required to be applied to repay principal, interest and prepayment premiums and penalties on Indebtedness secured by a Lien on the asset which is the subject of such Disposition and (b) in the event of an Event of Loss, (i) so long as no Default or Event of Default has occurred and is continuing, all money actually applied to repair or reconstruct the damaged Property or Property affected by the condemnation or taking, (ii) all of the costs and expenses reasonably incurred in connection with the collection of such proceeds, award or other payments, and (iii) any amounts retained by or paid to parties having superior rights to such proceeds, awards or other payments.

     “Net Realizable Value” means, for the purpose of determining the value of inventory in calculating the Borrowing Base, the net realizable value of such inventory determined in accordance with GAAP.

     “NOLV Factor” means, as of the date of the appraisal of Inventory most recently received by Agent, the quotient of the Net Orderly Liquidation Value of Inventory divided by the book value of Inventory, expressed as a percentage. The NOLV Factor will be increased or reduced promptly upon receipt by Agent of each updated appraisal.

     “Non-Funding Lender” means any Lender that has (a) failed to fund any payments required to be made by it under the Loan Documents within two (2) Business Days after any such payment is due (excluding expense and similar reimbursements that are subject to good faith disputes), (b) given written notice (and Agent has not received a revocation in writing), to a Borrower, Agent, any Lender, or the L/C Issuer or has otherwise publicly announced (and Agent has not received notice of a public retraction) that such Lender believes it will fail to fund payments or purchases of participations required to be funded by it under the Loan Documents or one or more other syndicated credit facilities, (c) failed to fund (and not cured such failure) loans, participations, advances, or reimbursement obligations under one or more other syndicated credit facilities, unless subject to a good faith dispute, or (d) (i) become subject to a voluntary or involuntary case under any Insolvency Laws, (ii) a custodian, conservator, receiver or similar official appointed for it or any substantial part of such Person’s assets, or (iii) made a general assignment for the benefit of creditors, been liquidated, or otherwise been adjudicated as, or determined by any Governmental Authority having regulatory authority over such Person or its assets to be, insolvent or bankrupt, and for clause (d), and Agent has determined that such Lender is reasonably likely to fail to fund any payments required to be made by it under the Loan Documents.

     “Non-Recourse Indebtedness” of any Person means any Indebtedness of such Person with respect to which recourse for payment is limited solely to (i) specific assets encumbered by a Lien securing such Indebtedness (or, in the case of a single purpose entity, is limited to such entity), (ii) any contract rights relating to such specific assets, and (iii) any cash flow generated by such specific assets; provided, however, that (x) if the specific assets encumbered by a Lien securing such Indebtedness are held by a Credit Party, Agent shall have agreed, acting reasonably, with the description and scope of such specific assets, and (y) personal recourse of a holder of Indebtedness against any obligor with respect thereto for fraud, misrepresentation, misapplication of cash, waste and other circumstances customarily excluded from non recourse provisions in non recourse financing shall not, by itself, prevent any Indebtedness from being characterized as Non-Recourse Indebtedness, provided further, that if a recourse claim is made in connection therewith, such claim shall no longer constitute Non-Recourse Indebtedness for the purposes of this Agreement.

     “Note” means any Revolving Note or Swingline Note and “Notes” means all such Notes.

     “Note Collateral Agent” means Computershare Trust Company Of Canada, in its capacity as collateral agent under the Note Indenture, and any successor collateral agent appointed under the Note Indenture.

     “Note Indenture” means the indenture dated as of August 17, 2010 among Tembec Industries Inc., as Issuer, the guarantors party thereto, as Guarantors, and Wilmington Trust FSB, as Trustee, and Computershare Trust Company of Canada, as Collateral Agent, pursuant to which Tembec Industries Inc. issued U.S.$255,000,000 principal amount of its 11.25% Senior Secured Notes due 2018.

     “Note Indenture Documents” means the Note Indenture and all instruments, deeds, agreements and other documents entered into pursuant thereto.

     “Note Indenture Indebtedness” means the Indebtedness outstanding from time to time under the Note Indenture Documents.

     “Notice of Borrowing” means a notice given by the Borrower Representative to Agent pursuant to Section 1.5, in substantially the form of Exhibit 11.1(c) hereto.

     “Obligations” means all Loans, and other Indebtedness, advances, debts, liabilities, obligations, covenants and duties owing by any Credit Party to any Lender, Agent, any L/C Issuer or any other Person required to be indemnified, that arises under any Loan Document, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, guarantee, indemnification or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired.

     “Ordinary Course of Business” means, in respect of any transaction involving any Person, the ordinary course of such Person’s business, as conducted by any such Person in accordance with past practice and activities ancillary thereto and undertaken by such Person in good faith and not for purposes of evading any covenant or restriction in any Loan Document.

     “Organization Documents” means, (a) for any corporation, the certificate and articles of incorporation, amalgamation or continuation, as applicable, the bylaws, any certificate of determination or instrument relating to the rights of preferred shareholders of such corporation and any shareholder rights agreement, (b) for any partnership, the partnership agreement and, if applicable, certificate of limited partnership, (c) for any limited liability company, the operating agreement and articles or certificate of formation or (d) any other document setting forth the manner of election or duties of the officers, directors, managers or other similar persons, or the designation, amount or relative rights, limitations and preference of the Stock of a Person.

     “Patents” means all rights, title and interests (and all related IP Ancillary Rights) arising under any Requirement of Law in or relating to letters patent and applications therefor.

     “Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, P.L. 107-56, as amended.

     “PBGC” means the United States Pension Benefit Guaranty Corporation or any successor thereto.

     “PBGC Liabilities” means the liabilities and obligations relating to the Tembec USA Plans (or either of them).

     “Pension Liabilities” means the liabilities and obligations relating to any Title IV Plan, including the PBGC Liabilities.

     “Permits” means, with respect to any Person, any permit, approval, authorization, license, registration, certificate, concession, grant, franchise, variance or permission from, and any other Contractual Obligations with, any Governmental Authority, in each case whether or not having the force of law and applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

     “Permitted Acquisition” means any Acquisition by a Credit Party (i) of substantially all of the assets of a Target, or (ii) of 100% of the Stock and Stock Equivalents of a Target, in each case, to the extent that each of the following conditions shall have been satisfied:

               (a) to the extent the Acquisition will be financed in whole or in part with the proceeds of any Loan, (i) the conditions set forth in Section 2.2 shall have been satisfied, and (ii) such Acquisition shall not be hostile and shall have been approved by the board of directors (or other similar body) and/or the stockholders or other equityholders of the Target; and

               (b) to the extent the Acquisition will be financed in whole or in part with the proceeds of any Loan, Availability shall be not less than $50,000,000 both immediately before and immediately following the completion of the Acquisition.

     Notwithstanding the foregoing, no Accounts or Inventory acquired by a Credit Party in a Permitted Acquisition shall be included as Eligible Accounts or Eligible Inventory until a field examination (and, if required by Agent, an Inventory appraisal) with respect thereto has been completed to the satisfaction of Agent, including the establishment of Reserves required in Agent’s Permitted Discretion; provided that field examinations and appraisals in connection with Permitted Acquisitions shall not count against the limited number of field examinations or appraisals for which expense reimbursement may be sought.

     “Permitted Discretion” means a determination made in good faith and in the exercise of reasonable (from the perspective of a secured asset-based lender) business judgment.

     “Permitted Investment” means any Investment by a Credit Party in any of the following:

               (a) Investments in cash and Cash Equivalents;

               (b) extensions of credit between Credit Parties;

               (c) Investments received as the non-cash portion of consideration received in connection with transactions permitted pursuant to subsection 5.2(b);

               (d) Investments acquired in connection with the settlement of delinquent Accounts in the Ordinary Course of Business or in connection with the bankruptcy or reorganization of suppliers or customers;

               (e) Investments existing on the Closing Date;

               (f) Investments in Temboard Sales Inc. (as successor to Tembec USA LLC) to satisfy the PBGC Liabilities;

               (g) loans or advances to employees permitted under Section 5.6;

               (h) Investments by a Credit Party in any Person, to the extent that each of the following conditions shall have been satisfied:

                         (i) to the extent the Investment will be financed in whole or in part with the proceeds of any Loan, the conditions set forth in Section 2.2 shall have been satisfied; and

                         (ii) to the extent the Investment will be financed in whole or in part with the proceeds of any Loan, Availability shall be not less than $50,000,000 both immediately before and immediately following the completion of the Investment.

     “Permitted Refinancing” means Indebtedness constituting a refinancing or extension of Indebtedness permitted under subsection 5.5(c), (d) or (e) that (a) has an aggregate outstanding principal amount not greater than the aggregate principal amount of the Indebtedness being refinanced or extended, (b) has a weighted average maturity (measured as of the date of such refinancing or extension) and maturity no shorter than that of the Indebtedness being refinanced or extended, (c) is not entered into as part of a sale leaseback transaction, (d) is not secured by a Lien on any assets other than the collateral securing the Indebtedness being refinanced or extended, (e) the obligors of which are the same as; or a fewer number of the obligors of the Indebtedness being refinanced or extended and (f) is otherwise on terms no less favourable to the Credit Parties, taken as a whole (save with the exception of interest thereon), than those of the Indebtedness being refinanced or extended.

     “Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or Governmental Authority.

     “PPSA” means the Personal Property Security Act (Ontario) and the Regulations thereunder, as from time to time in effect, provided, however, if attachment, perfection or priority of Agent’s security interests in any Collateral are governed by the personal property security laws of any jurisdiction other than Ontario, PPSA shall mean those personal property security laws in such other jurisdiction for the purposes of the provisions hereof relating to such attachment, perfection or priority and for the definitions related to such provisions.

     “Prime Rate Loan” means a Canadian Prime Rate Loan or a U.S. Base Rate Loan, as applicable.

     “Prior Claims” means all Liens created by applicable law (in contrast with Liens voluntarily granted) which rank or are capable of ranking prior or pari passu with Agent’s security interests (or interests similar thereto under applicable law) against all or part of the Collateral, including for amounts owing for employee source deductions, goods and services taxes, sales taxes, harmonized sales taxes, municipal taxes, workers’ compensation, Quebec corporate taxes, pension fund obligations, Wage Earner Protection Program Act obligations and overdue rents.

     “Prior Credit Agreement” means the second amended and restated financing agreement dated as of February 29, 2008 among Parent, Tembec Industries Inc., Tembec Enterprises Inc. and Tembec (General Partnership), the Prior Lenders, and CIBC Asset-Based Lending Inc. (formerly CIT Business Credit Canada Inc.), as administrative agent and collateral agent, as amended pursuant to a first amending agreement dated as of February 29, 2008 and a second amending agreement dated as of August 18, 2010.

     “Prior Indebtedness” means the Indebtedness and obligations specified in Schedule 11.1 hereto.

     “Prior Lenders” means the lenders under the Prior Credit Agreement.

     “Property” means any interest in any kind of property or asset, whether real (immovable), personal (movable) or mixed, and whether tangible or intangible.

     “Quebec Collateral Documents” means the Debentures, Debenture Pledge Agreements and Deeds of Hypothec executed by each Credit Party which has its domicile (within the meaning of the Civil Code of Quebec) or chief executive office or any of its personal property located in the Province of Quebec.

     “Rate Contracts” means swap agreements and any other agreements or arrangements designed to provide protection against fluctuations in interest or currency exchange rates.

     “Real Estate” means any real estate owned, leased, subleased or otherwise operated or occupied by any Credit Party.

     “Related Persons” means, with respect to any Person, each Affiliate of such Person and each director, officer, employee, agent, trustee, representative, legal counsel, accountant and each insurance, environmental, legal, financial and other advisor (including those retained in connection with the satisfaction or attempted satisfaction of any condition set forth in Article II) and other consultants and agents of or to such Person or any of its Affiliates.

     “Releases” means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material into or through the environment.

     “Remedial Action” means all actions required to (a) clean up, remove, treat or in any other way address any Hazardous Material in the indoor or outdoor environment, (b) prevent or minimize any Release so that a Hazardous Material does not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment or (c) perform pre remedial studies and investigations and post-remedial monitoring and care with respect to any Hazardous Material.

     “Required Lenders” means at any time (a) Lenders then holding at least sixty six and two-thirds percent (66-2/3%) of the sum of the Aggregate Revolving Loan Commitment then in effect, or (b) if the Aggregate Revolving Loan Commitments have terminated, Lenders then holding at least sixty six and two-thirds percent (66-2/3%) of the sum of the aggregate unpaid principal amount of Loans (other than Swing Loans) then outstanding, outstanding Letter of Credit Obligations and the outstanding amount of Swing Loans (for the purposes of this paragraph (b), each Revolving Lender shall be deemed to have participated in such Swing Loans in an amount equal to such Revolving Lender’s Commitment Percentage of such Swing Loans).

     “Requirement of Law” means, as to any Person, any law (statutory or common), ordinance, treaty, rule, regulation, order, policy, other legal requirement or determination of an arbitrator or of a Governmental Authority, in each case applicable to or binding upon such Person or any of its Property or to which such Person or any of its Property is subject.

     “Reserves” means, with respect to the Combined Borrowing Base (a) reserves established by Agent from time to time against Eligible Accounts pursuant to Section 1.13 and Eligible Inventory pursuant to Section 1.14, and (b) such other reserves (including on account of Prior Claims) against Eligible Accounts, Eligible Inventory, Availability or Excess Availability that Agent may, in its Permitted Discretion, establish from time to time.

     “Responsible Officer” means the chief executive officer or the president of a Borrower or Borrower Representative, as applicable, or any other officer having substantially the same authority and responsibility; or, with respect to compliance with financial covenants or delivery of financial information, the chief financial officer, the treasurer or assistant treasurer of a Borrower or Borrower Representative, as applicable, or any other officer having substantially the same authority and responsibility.

     “Revolving Note” means a promissory note of the Borrowers payable to a Lender in substantially the form of Exhibit 11.1(d) hereto, evidencing Indebtedness of the Borrowers under the Revolving Loan Commitment of such Lender.

     “Revolving Termination Date” means the earlier to occur of: (a) March 4, 2016; and (b) the date on which the Aggregate Revolving Loan Commitment shall terminate in accordance with the provisions of this Agreement.

     “Rolled-over Letters of Credit” means the Letters of Credit described in Schedule 1.1(b)(i).

     “Rolling Period” means the most recently completed 12 fiscal month period.

     “Secured Party” means Agent, each Lender, each L/C Issuer, each other Indemnitee and each other holder of any Obligation of a Credit Party.

     “Software” means (a) all computer programs, including source code and object code versions, (b) all data, databases and compilations of data, whether machine readable or otherwise, and (c) all documentation, training materials and configurations related to any of the foregoing.

     “Solvent” means, with respect to any Credit Party as of any date of determination, that, as of such date:

                         (i)  is able to meet its obligations as they generally become due,

                         (ii)  has not ceased paying its current obligations in the ordinary course of business as they generally become due, and

                         (iii) the aggregate of whose property is, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would be sufficient to enable payment of all its obligations, due and accruing due.

     In computing the amount of contingent or unliquidated liabilities at any time, such liabilities shall be computed at the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

     “SPV” means any special purpose funding vehicle identified as such in a writing by any Lender to Agent.

     “Stock” means all shares of capital stock (whether denominated as common stock or preferred stock), equity interests, beneficial, partnership or membership interests, joint venture interests, participations or other ownership or profit interests in or equivalents (regardless of how designated) of or in a Person (other than an individual), whether voting or non-voting.

     “Stock Equivalents” means all securities convertible into or exchangeable for Stock or any other Stock Equivalent and all warrants, options or other rights to purchase, subscribe for or otherwise acquire any Stock or any other Stock Equivalent, whether or not presently convertible, exchangeable or exercisable.

     “Subsidiary” of a Person means any corporation, association, limited liability company, partnership, joint venture or other business entity of which more than fifty percent (50%) of the voting Stock, is owned or controlled directly or indirectly by the Person, or one or more of the Subsidiaries of the Person, or a combination thereof.

     “Swingline Commitment” means $25,000,000.

     “Swingline Lender” means, each in its capacity as Swingline Lender hereunder, GE Capital or, upon the resignation of GE Capital as Agent hereunder, any Lender (or Affiliate or Approved Fund of any Lender) that agrees, with the approval of Agent (or, if there is no such successor Agent, the Required Lenders) and the Borrowers, to act as the Swingline Lender hereunder.

     “Swingline Note” means a promissory note of the Borrowers payable to the Swingline Lender, in substantially the form of Exhibit 11.1(e) hereto, evidencing the Indebtedness of the Borrowers to the Swingline Lender resulting from the Swing Loans made to the Borrowers by the Swingline Lender.

     “Swingline Request” has the meaning specified in clause (ii) of subsection 1.1(d).

     “Swing Loan” has the meaning specified in clause (i) of subsection 1.1(d).

     “Target” means any Person or business unit or asset group of any Person acquired or proposed to be acquired in an Acquisition.

     “Tembec Sales Credit Policy” means the policies in effect from time to time with respect to credit accorded in the Ordinary Course of Business to customers of the Credit Parties in their reasonable prudent business judgement.

     “Tembec USA Plans” means, collectively, (i) the Tembec USA LLC Retirement Plan for Salaried and Non-Bargaining Unit Employees at St Francisville, Louisiana and (ii) the Tembec USA LLC Hourly Retirement Plan, both now sponsored and administered by Temboard Sales Inc.

     “Term Indebtedness” means Indebtedness of any Credit Party outstanding under the Term Indebtedness Documents.

     “Term Indebtedness Documents” means (i) the Note Indenture Documents, and (ii) any agreement, deed, instrument, indenture or other document evidencing Indebtedness secured by any Lien on the property or assets of a Credit Party pursuant to which a Lien is granted to secure the Term Indebtedness (other than the Note Indenture Indebtedness).

     “Term Lenders” means the holders of senior secured notes issued under the Term Indebtedness Documents.

     “Title IV Plan” means a pension plan subject to Title IV of ERISA, other than a Multiemployer Plan, to which any ERISA Affiliate incurs or otherwise has any obligation or liability, contingent or otherwise.

     “Trade Credit Insurance Policy” means a policy of insurance covering loss resulting from non-payment of an Account issued by EDC, Coface or another investment grade trade credit insurer acceptable to Agent acting reasonably in favour of the relevant Credit Party on terms and conditions acceptable to Agent acting reasonably, the benefit of which has been assigned or transferred to Agent as “loss payee” or “named insured”.

     “Trade Secrets” means all right, title and interest (and all related IP Ancillary Rights) arising under any Requirement of Law in or relating to trade secrets.

     “Trademark” means all rights, title and interests (and all related IP Ancillary Rights) arising under any Requirement of Law in or relating to trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos and other source or business identifiers and, in each case, all goodwill associated therewith, all registrations and recordations thereof and all applications in connection therewith.

     “United States” and “U.S.” each means the United States of America.

     “U.S. Base Rate” means, for any day, a rate per annum equal to the highest of (a) the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by Agent) or any similar release by the Federal Reserve Board (as determined by Agent), (b) the sum of 0.50% per annum and the Federal Funds Rate, and (c) the sum of (x) LIBOR calculated for each such day based on an Interest Period of three months determined two (2) Business Days prior to such day (but for the avoidance of doubt, not less than (0.30%) per annum), plus (y) the excess of the Applicable Margin for LIBOR Rate Loans over the Applicable Margin for U.S. Base Rate Loans, in each instance, as of such day. Any change in the U.S. Base Rate due to a change in any of the foregoing shall be effective on the effective date of such change in the Federal Funds Rate or LIBOR for an Interest Period of three months.

     “U.S. Base Rate Loan” means a Loan that bears interest based on the U.S. Base Rate.

     “U.S. Benefit Plan” means each “employee welfare benefit plan” as such term is defined under Section 3(1) of ERISA and each “employee pension benefit plan” as defined in Section 3(2) of ERISA, other than any Multiemployer Plan, as to which any Credit Party or a Subsidiary of a Credit Party incurs or otherwise has any obligation or liability, contingent or otherwise.

     “U.S Dollars” and “U.S.$” each mean lawful money of the United States of America.

     “Wholly-Owned Subsidiary” means any Subsidiary in which (other than directors’ qualifying shares required by law) one hundred percent (100%) of the Stock and Stock Equivalents, at the time as of which any determination is being made, is owned, beneficially and of record, by any Credit Party, or by one or more of the other Wholly-Owned Subsidiaries, or both.

11.2 Other Interpretive Provisions.

               (a) Defined Terms. Unless otherwise specified herein or therein, all terms defined in this Agreement or in any other Loan Document shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto. The meanings of defined terms shall be equally applicable to the singular and plural forms of the defined terms. Terms (including uncapitalized terms) not otherwise defined herein and that are defined in the PSPA shall have the meanings therein described.

               (b) The Agreement. The words “hereof”, “herein”, “hereunder” and words of similar import when used in this Agreement or any other Loan Document shall refer to this Agreement or such other Loan Document as a whole and not to any particular provision of this Agreement or such other Loan Document; and subsection, section, schedule and exhibit references are to this Agreement or such other Loan Documents unless otherwise specified.

               (c) Certain Common Terms. The term “documents” includes any and all instruments, documents, agreements, certificates, indentures, notices and other writings, however evidenced. The term “including” is not limiting and means “including without limitation.”

               (d) Performance; Time. Whenever any performance obligation hereunder or under any other Loan Document (other than a payment obligation) shall be stated to be due or required to be satisfied on a day other than a Business Day, such performance shall be made or satisfied on the next succeeding Business Day. In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”, and the word “through” means “to and including.” If any provision of this Agreement or any other Loan Document refers to any action taken or to be taken by any Person, or which such Person is prohibited from taking, such provision shall be interpreted to encompass any and all means, direct or indirect, of taking, or not taking, such action.

               (e) Contracts. Unless otherwise expressly provided herein or in any other Loan Document, references to agreements and other contractual instruments, including this Agreement and the other Loan Documents, shall be deemed to include all subsequent amendments, thereto, restatements and substitutions thereof and other modifications and supplements thereto which are in effect from time to time, but only to the extent such amendments and other modifications are not prohibited by the terms of any Loan Document.

               (f) Laws. References to any statute or regulation are to be construed as including all statutory and regulatory provisions related thereto or consolidating, amending, replacing, supplementing or interpreting the statute or regulation.

     11.3 Accounting Terms and Principles. All accounting determinations required to be made pursuant hereto shall, unless expressly otherwise provided herein, be made in accordance with GAAP. No change in the accounting principles used in the preparation of any financial statement hereafter adopted by Parent shall be given effect for purposes of measuring compliance with any provision of Article V unless the Borrowers, Agent and the Required Lenders agree to modify such provisions to reflect such changes in GAAP and, unless such provisions are modified, all financial statements, Compliance Certificates and similar documents provided hereunder shall be provided together with a reconciliation between the calculations and amounts set forth therein before and after giving effect to such change in GAAP. Upon the adoption by Parent of International Financial Reporting Standards, or in the event of a change in GAAP, Borrower Representative and Agent shall negotiate in good faith to revise (if appropriate) such ratios and covenants to give effect to the intention of the parties under this Agreement as at the Closing Date, and any new financial ratio or financial covenant shall be subject to approval by the Requisite Lenders. Until the successful conclusion of any such negotiation and approval by the Requisite Lenders, all calculations made for the purpose of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence as at the Closing Date.

     11.4 Payments. Agent may set up standards and procedures to determine or redetermine the equivalent in Dollars of any amount expressed in any currency other than Dollars and otherwise may, but shall not be obligated to, rely on any determination made by any Credit Party or any L/C Issuer. Any such determination or redetermination by Agent shall be conclusive and binding for all purposes, absent manifest error. No determination or redetermination by any Secured Party or any Credit Party and no other currency conversion shall change or release any obligation of any Credit Party or of any Secured Party (other than Agent and its Related Persons) under any Loan Document, each of which agrees to pay separately for any shortfall remaining after any conversion and payment of the amount as converted. Agent may round up or down, and may set up appropriate mechanisms to round up or down, any amount hereunder to nearest higher or lower amounts and may determine reasonable de minimis payment thresholds.

     11.5 Currency Matters. Principal, interest, reimbursement obligations, fees, and all other amounts payable under this Agreement and the other Loan Documents to the Secured Parties shall be payable in the currency in which such Obligations are denominated. Unless stated otherwise, all calculations, comparisons, measurements or determinations under this Agreement shall be made in Canadian Dollars. For the purpose of such calculations, comparisons, measurements or determinations, amounts denominated in other currencies shall be converted in the Equivalent Amount of Canadian Dollars on the date of calculation, comparison, measurement or determination.

11.6 Judgment Currency.

               (a) If, for the purpose of obtaining or enforcing judgment against any Credit Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 11.6 referred to as the “Judgment Currency”) an amount due under any Loan Document in any currency (the “Obligation Currency”) other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date, or the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 11.6 being hereinafter in this Section 11.6 referred to as the “Judgment Conversion Date”).

               (b) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 11.6(a), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the applicable Credit Party or Credit Parties shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from any Credit Party under this Section 11.6(b) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Loan Documents.

               (c) The term “rate of exchange” in this Section 11.6 means the rate of exchange at which Agent, on the relevant date at or about 12:00 noon (Toronto time), would be prepared to sell, in accordance with Agent’s normal course foreign currency exchange practices, the Obligation Currency against the Judgment Currency.

               (d) Unless otherwise specified, all references to dollar amounts in this Agreement shall mean Canadian Dollars.

     11.7 Québec Matters. For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall include “movable property”, (b) “real property” or “real estate” shall include “immovable property”, (c) “tangible property” shall include “corporeal property”, (d) “intangible property” shall include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall include a “hypothec”, “right of retention”, “prior claim” and a resolutory clause, (f) all references to filing, perfection, priority, remedies, registering or recording under the Uniform Commercial Code or a Personal Property Security Act shall include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” liens or security interest shall include a reference to an “opposable” or “set up” lien or security interest as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall include a “right of compensation”, (i) ”goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary”, (k) ”construction liens” shall include “legal hypothecs”; (l) ”joint and several” shall include “solidary”; (m) ”gross negligence or wilful misconduct” shall be deemed to be “intentional or gross fault”; (n) “beneficial ownership” shall include “ownership on behalf of another as mandatary”; (o) ”easement” shall include “servitude”; (p) ”priority” shall include “prior claim”; (q) ”survey” shall include “certificate of location and plan”; (r) ”state” shall include “province”; (s) ”fee simple title” shall include “absolute ownership”; (t) “accounts” shall include “claims”.

     11.8 English Language. The parties hereto confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only. Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit y afférents soient rédigés en anglais seulement et que tous les documents, y compris tous avis, envisagés par cette convention soient rédigés en anglais seulement.

[Signature Pages Follow.]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the day and year first above written.

BORROWERS:

TEMBEC INDUSTRIES INC.

By:	(s) Michel J. Dumas
Name:	Michel J. Dumas
Title:	Executive Vice President, Finance
and Chief Financial Officer

TEMBEC ENTERPRISES INC.

By:	(s) Michel J. Dumas
Name:	Michel J. Dumas
Title:	Executive Vice President, Finance
and Chief Financial Officer

A.R.C. RESINS CORPORATION

By:	(s) Michel J. Dumas
Name:	Michel J. Dumas
Title:	Executive Vice President, Finance
and Chief Financial Officer

TEMBEC, by its managing partner,
TEMBEC INDUSTRIES INC.

By:	(s) Michel J. Dumas
Name:	Michel J. Dumas
Title:	Executive Vice President, Finance
and Chief Financial Officer

BORROWER REPRESENTATIVE:

TEMBEC INDUSTRIES INC.

By:	(s) Michel J. Dumas
Name:	Michel J. Dumas
Title:	Executive Vice President, Finance
and Chief Financial Officer

Address for notices:

Attn:
Facsimile:

Address for wire transfers:

2

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the day and year first above written.

TEMBEC INC.

By:	(s) Michel J. Dumas
Name:	Michel J. Dumas
Title:	Executive Vice President, Finance
and Chief Financial Officer

Address for notices:

Attn:
Facsimile:

TEMBEC INVESTMENTS
INC./PLACEMENTS TEMBEC INC.

By:	(s) Michel J. Dumas
Name:	Michel J. Dumas
Title:	Executive Vice President, Finance
and Chief Financial Officer

Address for notices:

Attn:
Facsimile:

3

SPRUCE FALLS ACQUISITION CORP.

By:	(s) Michel J. Dumas
Name:	Michel J. Dumas
Title:	Executive Vice President, Finance
and Chief Financial Officer

Address for notices:

Attn:
Facsimile:

3IO CORP.

By:	(s) Michel J. Dumas
Name:	Michel J. Dumas
Title:	Executive Vice President, Finance
and Chief Financial Officer

Address for notices:

Attn:
Facsimile:

4

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the day and year first above written.

GE CANADA FINANCE HOLDING COMPANY,
as Agent, Swingline Lender and as a Lender

By:	(s) Italo Fortino
Name:	Italo Fortino
Title: Duly Authorized Signatory

Address for Notices:

GE CANADA FINANCE HOLDING COMPANY
123 Front Street West
Suite 1400
Toronto, ON M5J 2M2

Attention: Tembec Industries Inc., Account
Manager

Telecopier No.: (416) 202-6226
Telephone No.: (416) 202-6216

With a copy to:

General Electric Capital Corporation
10 Riverview Drive
Danbury, CT
06810

Attention: Corporate Counsel – Corporate Finance

Telecopier No.: (203) 749 3691
Telephone No.: (203) 749 4562

Address for payments:

123 Front Street West
Suite 1400
Toronto, ON M5J 2M2

Re: Tembec Industries Inc.

5